
10013575


NET1

NET 1 UEPS Technologies, Inc.

ANNUAL REPORT 2010






NET1

Net 1 UEPS Technologies, Inc.




NET1

www.net1.com

SMART SWIFT SECURE
PAYMENT SOLUTIONS



NET 1 UEPS Technologies, Inc.


Received SEC
OCT 29 2010
Washington, DC 20549

Net 1 UEPS Technologies, Inc. Chairman's Letter for 2010 Annual Report

Dear Fellow Shareholders:

2010 was a critical year in the long-term development of our company and one of the most challenging in our history. Our largest customer, the South African Social Security Agency ("SASSA"), has been under enormous pressure to reduce costs, and much of fiscal 2010 was spent negotiating the terms of a new agreement with SASSA which we concluded in late August 2010. While we did eventually agree to certain financial concessions, we remain very well-positioned to remain an integral supplier and partner to government for years to come. In addition, we successfully navigated through the global recession, pursued strategic acquisitions and made further progress in some of our key growth initiatives, laying the platform for long-term growth and profitability.

Our mission has always been, and will continue to remain, the provision of a secure and affordable electronic transaction platform and financial services for the world's unbanked and under-banked populations. With a broader product offering that includes not only our proprietary UEPS technology but also healthcare claims processing, payroll processing, traditional payment processing and mobile payments, we are now better positioned than ever to fulfill the needs of our target customers, partner with local and global companies, and in turn drive long-term success for Net1.

Our key accomplishments in fiscal year 2010 include the acquisitions of MediKredit and FIHRST, adding capabilities in healthcare claims and payroll processing; accelerating growth at EasyPay and in Iraq; the signing of a new nine-month contract with SASSA which leaves us well-positioned to grow the business over time particularly as and when government seeks to implement a long-term solution for the country; the repurchase of $125 million of shares from Brait, S.A; and ongoing progress in penetrating new markets. Subsequent to year end, we launched our Mobile Virtual Card technology in the United States with MetroPCS, the fifth largest wireless operator in the United States, and announced the acquisition of KSNET in the Republic of Korea, which allows us to capitalize on a high-growth market.

Financial Overview and Key Metrics. Our financial and operating performance in fiscal 2010 was modestly below the expectations we laid out at the beginning of the year and was partially affected by certain concessions we provided in our SASSA contract. Our US dollar-based results were favorably impacted by a 15% year-over-year appreciation in the South African rand, however, in constant currency revenue declined 3% while Fundamental EPS (GAAP earnings excluding amortization of intangibles, stock compensation and one-time items) increased 17%. Consolidated operating margin, excluding those same items, was relatively consistent at 43% in fiscal 2010 when compared to a year ago, and was impacted by lower profitability in our hardware and software segment but offset by gains in transaction-based activities and financial services.

Our Group's operating performance continues to be fueled by growth in our transaction-based activities. Migration of cardholders to an electronic processing environment remains on track, with our rural merchant acquiring network processing $1.5 billion worth of transactions in fiscal 2010, up 11% in constant currency, and bringing the penetration of cardholders who transact electronically to 45% from 40% in fiscal 2009. Similarly, our EasyPay platform processed 655 million transactions in fiscal 2010, an increase of 13% over the prior year. Our business remains cash generative, having generated $69 million in operating cash flow during the year, and we ended fiscal 2010 with $154 million in cash and no debt.

Corporate Development Activities. During fiscal 2010 we acquired two companies. First, we acquired MediKredit Integrated Healthcare Solutions for ZAR 74 million, a South African private company that offers transaction processing, financial and clinical risk management solutions to both providers and funders of healthcare. Second, we acquired the assets and business of FIHRST Management Services for ZAR 70 million, a private South African company that offers third-party payroll payments solution to over 1,100 companies representing more than 700,000 employees. Subsequent to year end, we announced the acquisition of 98.7% of KSNET, Inc., a leading payment processor in Korea for approximately USD 233 million, which is expected to close in fiscal 2Q 2011 and will be funded from available cash reserves and a new debt facility. In addition to acquisitions, in August 2009, we repurchased 9.2 million shares, or 16.7%, of our outstanding stock from Brait SA and its investment affiliates for $125 million.

During the year, we also re-negotiated our social welfare contract with SASSA which resulted in us signing a nine-month contract through March 31, 2011. We provided SASSA a pricing and volume concession, which adversely impacts our financial performance in the short-term, but does not detract from the long-term growth potential of this business. Additionally, we continue to roll out value-added services on our EasyPay network, deliver on our existing international projects, maintain active negotiations on our future international pipeline, and in September 2010 launched the first commercial deployment of our new Mobile Virtual Card technology.

New Products. Innovation is in Net1's DNA. Our Mobile Virtual Card, a mobile phone-based technology that eliminates fraud in card-not-present transactions, was officially launched in the United States and efforts are underway to introduce the technology in several other countries around the world. As well, given the proliferation of EMV technology in most countries around the world, Net1 has developed FUSION, which offers all of UEPS' functionality while being interoperable with EMV. FUSION is still in development and is currently undergoing certification from the card associations, but we believe it should enhance our value proposition and speed-to-market as we seek to penetrate other new countries.

Management and Governance. Our business unit restructuring completed in fiscal 2009 is starting to bear fruit with each of the independent business units demonstrating progress in identifying, pursuing and operating new business development opportunities. We also remain committed to expanding our management team, this year adding several seasoned industry veterans both organically and via acquisitions. Our Board of Directors continues to provide invaluable support to the success of our company.

Looking Ahead. The public and private sectors around the world continue to seek increased penetration of formal financial services and electronic payments to the vast unbanked population across multiple distribution channels, and Net1 is better positioned to benefit from these trends than at any time before. Demand for our online/offline traditional UEPS payment systems, as well as healthcare, payroll and mobile payment technologies, provides us with strong momentum, and in turn should fuel sustained revenue and earnings growth over the next several years. Concurrently, our focus on better leveraging our existing infrastructure, integrating our acquisitions and continued migration to an electronic payment model should drive further efficiencies and margin improvements.

To our stakeholders, we recognize the pressure on our share price over the past year as we underwent our negotiations with the South African government. Rest assured management is committed to ensuring that Net1 remains an integral partner to government for the distribution of social grants in South Africa, accelerating growth in our other key initiatives, expanding into newer geographies, and creating shareholder value by executing on our strategic vision while returning excess cash to shareholders.

I would like to conclude by thanking our employees for their dedication and tireless pursuit of serving our new and existing customers, our communities, and for striving to push Net1 to a position of leadership within our industries.

Sincerely,



Dr. Serge Belamant
Chairman and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2010

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: **000-31203**

NET 1 UEPS TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Florida	**98-0171860**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

President Place, 4th Floor, Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196, South Africa
(Address of principal executive offices)

Registrant's telephone number, including area code: **27-11-343-2000**

Securities registered pursuant to section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001 per share	**NASDAQ Global Select Market**

Securities registered pursuant to section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. **Yes [ ] No [X]**

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. **Yes [ ] No [X]**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filings requirements for the past 90 days. **Yes [X] No [ ]**

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). **Yes [ ] No [ ]**

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. **[X]**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act (Check one):

[X]	Large accelerated filer	[ ]	Accelerated filer
[ ]	Non-accelerated filer (Do not check if a smaller reporting company)	[ ]	Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). **Yes [ ] No [X]**

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of December 31, 2009 (the last business day of the registrant's most recently completed second fiscal quarter), based upon the closing price of the common stock as reported by The Nasdaq Global Select Market on such date, was $ 734,410,823. This calculation does not reflect a determination that persons are affiliates for any other purposes.

As of August 27, 2009, 45,378,397 shares of the registrant's common stock, par value $0.001 per share were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Certain portions of the definitive Proxy Statement to be delivered to shareholders in connection with the 2010 Annual Meeting of Shareholders are incorporated by reference into Part III of this Form 10-K.

NET 1 UEPS TECHNOLOGIES, INC.

INDEX TO ANNUAL REPORT ON FORM 10-K
Year Ended June 30, 2010

PART I

FORWARD LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements that involve risks and uncertainties that could cause our actual results to differ materially from those projected, anticipated or implied in the forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to, those discussed in Item 1A. "Risk Factors." In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms and other comparable terminology. You should not place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this Annual Report. We undertake no obligation to release publicly any revisions to the forward-looking statements after the date of this Annual Report. You should carefully review the risk factors described in other documents we file from time to time with the Securities and Exchange Commission, including the Quarterly Reports on Form 10-Q to be filed by us in our 2011 fiscal year, which runs from July 1, 2010 to June 30, 2011.

ITEM 1. BUSINESS

Overview

We provide a smart-card based alternative payment system for the unbanked and underbanked populations of developing economies. Our market-leading system enables the estimated four billion people who generally have limited or no access to a bank account to enter affordably into electronic transactions with each other, government agencies, employers, merchants and other financial service providers. Our universal electronic payment system, or UEPS, uses biometrically secure smart cards that operate in real-time but offline, unlike traditional payment systems offered by major banking institutions that require immediate access through a communications network to a centralized computer. This offline capability means that users of our system can conduct transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery powered, is available. Our off-line systems also offer the highest level of availability and affordability by removing any elements that are costly and are prone to outages. In addition to effecting purchases, cash-backs and any form of payment, our system can be used for banking, health care management, international money transfers, voting and identification.

We also focus on the development and provision of secure transaction technology, solutions and services, and offer transaction processing, financial and clinical risk management solutions to both funders and providers of healthcare. Our core competencies around secure online transaction processing, cryptography and integrated circuit card (chip/smart card) technologies are principally applied to electronic commerce transactions in the telecommunications, banking, payroll, retail, health care, petroleum and utility industries.

Our technology is widely used in South Africa today, where we distribute pension and welfare payments to over 3.2 million recipients in five of South Africa's nine provinces, process debit and credit card payment transactions on behalf of retailers that we believe represent nearly 65% of retailers within the formal retail sector in South Africa through our EasyPay (Proprietary) Limited, or EasyPay system, process value added service such as bill payments and prepaid electricity for the major bill issuers and local councils in South Africa and provide mobile telephone top-up transactions for two of South Africa's three mobile carriers. We are the largest provider of third party payroll payments in South Africa through our Net1 FIHRST Holdings (Proprietary) Limited, trading as FIHRST Management Services, or FIHRST, service that processes monthly payments for approximately 700 employers representing over 750,000 employees. Our MediKredit Integrated Healthcare Solutions (Proprietary) Limited, or MediKredit, service provides the majority of funders and providers of healthcare in South Africa with an on-line real-time management system for healthcare transactions.

We generate revenue primarily by charging transaction fees to governmental agencies, employers, merchants and other financial services providers and by selling hardware, software and related technology. During fiscal 2010, 2009 and 2008, we had revenue of $280.4 million, $246.8 million and $254.1 million, respectively and operating income of $69.8 million, $93.4 million and $110.4 million, respectively. Revenues derived from our South African operations were $267.5 million, $220.4 million and $238.9 million in fiscal 2010, 2009 and 2008, respectively. Revenues derived from our operations in Europe were $12.3 million, $19.6 million and nil, in fiscal 2010, 2009 and 2008, respectively and revenues derived from our operations in the rest of the world were $0.6 million, $6.9 million and $15.2 million in fiscal 2010, 2009 and 2008, respectively.

We analyze our business in terms of four inter-related independent operating segments: (1) transaction-based activities, (2) smart card accounts, (3) financial services, and (4) hardware, software and related technology sales. We discuss these segments in detail under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations." In addition, note 17 to our consolidated financial statements included in this annual report contains detailed financial information about these operating segments for fiscal 2010, 2009 and 2008.

All references to "Net1," "the Company," "we," "us," or "our" are references to Net 1 UEPS Technologies, Inc. and its consolidated subsidiaries, collectively, except as otherwise indicated or where the context indicates otherwise.

Market Opportunity

Services for the Under-banked: According to the United States Census Bureau, the world's population currently exceeds 6.9 billion people. Yet of this total, it has been reported that over four billion people earn less than the purchasing parity equivalent of two dollars per day. In general, these people either have no bank account or very limited access to formal financial services. This situation arises when either banking fees are too high relative to an individual's income, a bank account provides little or no meaningful benefit or there is insufficient infrastructure to provide financial services economically in the individual's geographic location. We refer to these people as the unbanked and the under-banked. These individuals typically receive wages, welfare benefits, money transfers or loans in the form of cash, and conduct commercial transactions, including the purchase of food and clothing, in cash.

The use of cash, however, does present significant risks. In the case of recipients, they generally have no secure way of protecting their cash other than by converting it immediately into goods, carrying it with them or hiding it. In cases where an individual has access to a bank account, the typical deposit, withdrawal and account fees meaningfully reduce the money available to meet basic needs. For government agencies and employers, using cash to pay welfare benefits or wages results in significant expense due to the logistics of obtaining that cash, moving it to distribution points and protecting it from theft.

With over 25 million cardholders in more than 20 developing countries around the world, our track record and scale uniquely positions us to continue further geographical penetration of our technology in additional emerging countries.

Online transaction processing services: The rapid global growth of retail credit and debit card transactions is reflected in the May 2009 Nilson Report, according to which worldwide annual general purpose card purchase volume increased 10% to $6.7 trillion in 2008. General purpose cards include the major card network brands such as MasterCard, Visa and American Express. We operate the largest bank-independent transaction processing service in South Africa through EasyPay, where we have developed a suite of value-added services such as bill payment, airtime top-up, gift card, money transfer and pre-paid utility purchases that we offer as a complete solution to merchants and retailers. Our expertise in on-line transaction processing and value-added services provides us with the opportunity to participate globally in this rapidly growing market segment.

Mobile Payments: In February 2010, the United Nations International Telecommunications Union estimated that there are now approximately 4.6 billion mobile phone subscribers deployed globally, and we believe that this includes subscribers in the majority of our targeted emerging economies. Despite lacking access to formal financial services, large proportions of the under-banked customer segment own and utilize mobile phones. As a result, mobile phones are increasingly being viewed as a channel through which this underserved population can gain access to formal financial and other services. Today, most mobile payment solutions offered by various participants in the industry largely provide access to information and basic services, such as allowing consumers to check account balances or transfer funds between existing accounts with the financial institution, but they offer limited functionality and ability to use the mobile device as an actual payments and banking instrument.

Our proprietary Mobile Virtual Card technology, when used on a mobile device, is ideally suited to significantly reducing fraud in card-not-present transactions typically performed in developed countries such as the United States and Western Europe and is also a comprehensive banking and payment solution for the under-banked population in developing economies.

Healthcare: Given lack of broad-based healthcare services in many emerging countries, governments are increasingly focused on driving initiatives to provide affordable and accessible healthcare services to their populations. Similarly, countries such as the United States are embarking on expansive overhauls of their existing healthcare systems.

By combining Net1's payment expertise with MediKredit's real-time claims processing technology, we are able to offer governments, funders and providers of healthcare with a comprehensive solution that offers a completely automated system, reducing both cost and time.

Our Off-line Transacting Solution

We believe that we are the first company to enable the affordable delivery of financial products and services to the world's unbanked and under-banked people. Our approach takes full advantage of moving processing away from a centralized point to the computer chip embedded on a smart card. A smart card reader, a point of service or POS device, is used to enable communication between smart cards in real-time during a transaction and indirectly with our mainframe computer at a later time. This architecture has significant implications in terms of the products and services that we can deliver compared to those offered by banking institutions or other card providers.

First, our system enables offline transactions, which is essential in serving the unbanked and under-banked. Second, while offline, the smart card can engage in sophisticated transaction processing, using data encryption and biometric fingerprint protection to ensure security. In fact, our smart cards can calculate the interest owed to the card holder for having funds recorded onto our system without ever coming online. Third, with all of the software and transaction records on the smart card, the POS device itself requires far fewer components, circuitry and memory, substantially reducing costs. Fourth, each transaction is recorded on both participating smart cards, copied in subsequent transactions to additional smart cards, and ultimately reported to our mainframe computer. This creates a full audit trail that significantly reduces the potential for corruption, theft and fraud. Lastly, instead of having to build the overall system to handle peak loads, our system further reduces costs by smoothing the transaction flow over time.

We believe that our solution delivers benefits to each of the users of our system, including:

Individuals. There is no minimum income requirement for individuals to use our smart card, making our solution universally accessible. It is also inexpensive since the overall cost of the system is much less than widely available solutions, including cash, bank accounts and bank cards that require online access. Our solution additionally has the advantage of working everywhere, including remote areas where many unbanked and under-banked people live. Equally important, our solution is secure and smart cards are replaceable. This means that individuals do not have to fear that their money will be stolen or that they will be charged for fraudulent transactions as all transactions are verified biometrically through fingerprints. Since the smart card performs all of the required computing processing and contains all of the different service features, the smart card can be tailored to meet the needs of the individual. Card holders can also receive interest on their card balances, a benefit not available to them when transacting solely in cash. We believe our solution has the potential to enhance significantly the living standards of the unbanked and under-banked by reducing transaction costs and providing them with new and additional financial products and services, which are otherwise largely procured from the informal sector.

Merchants and Financial Service Providers. Merchants derive multiple benefits from our system. Our system decreases the amount of cash they must hold, improving security and reducing expenses, such as cash deposit fees and cash losses. By providing financial services through our POS devices, merchants also benefit from new income streams at no additional incremental cost. In addition, our system provides a record of transactions that is useful for administrative purposes. For formal financial service providers, the use of smart cards provides opportunities to directly sell products and services to a market that was previously difficult to reach. For instance, insurance companies can offer their products with the premium deducted directly from the individual's smart card. In the case of lending, administrative costs are decreased along with the expense of holding cash. Again, the collection of payments can occur directly from the smart card, reducing credit risk and helping to establish credit history.

Employers. Our system enables employers to eliminate cash from the wage payment process. This reduces expenses by avoiding cash handling and management, the need to insure, secure and transport that cash and the bank transaction fees associated with obtaining cash in the first place. The process of paying employees using cash is also time consuming, taking up to half a day per pay period in some instances. The use of our system eliminates this process and thereby increases productivity. In addition, because cash payments are distributed in packets to employees, disputes can arise as to the amount of cash in the packet. Our system also addresses this issue as the amount reflected on the card holders' accounts are recorded on the back-end system and then distributed on the smart cards. Finally, employers frequently provide additional services to their employees out of necessity, particularly loans. Our system enables other service providers to deliver these products.

Government Agencies. A fundamental policy goal for almost any government is to enhance the welfare of the poorest citizens in the country. Yet the use of cash is a poor method for delivering social welfare grants since it is difficult to track, and the recipients endure a range of expenses and dangers that reduce their options. By using our system, government agencies enjoy reduced costs in the delivery of benefits to recipients by eliminating the use of cash while increasing the options available to the recipient. This use of our system intrinsically increases the welfare that government agencies can provide from the same amount of taxes collected. Our system also has the potential to increase the amount of taxes collected by bringing informal businesses into the formal economy. The presence of a full audit trail also means that government agencies can combat corruption. Moreover, the use of smart cards for the delivery of additional services, including insurance products, means that regulatory bodies can expand their oversight of transactions for individuals who are frequently least able to protect themselves. In regard to medical benefits, our system provides comprehensive inventory management and has the potential to improve the treatment of patients significantly.

The UEPS Technology

We developed our core UEPS and DUET technology to enable the affordable delivery of financial products and services to the world's unbanked and under-banked populations. Our proprietary technology is designed to provide the secure delivery of these products and services in the most under-developed or rural environments, even in those that have little or no communications infrastructure. Unlike a traditional credit or debit card where the operation of the account occurs on a centralized computer, each of our smart cards effectively operates as an individual bank account for all types of transactions. All transactions that take place through our system occur between two smart cards at the POS as all of the relevant information necessary to perform and record transactions reside on the smart cards.

The transfer of money or other information can take place without any communication with a centralized computer since all validation, creation of audit records, encryption, decryption and authorization take place on, or are generated between, the smart cards themselves. Importantly, the cards are protected through the use of biometric fingerprint identification, which is designed to ensure the security of funds and card holder information. Transactions are generally settled by merchants and other commercial participants in the system by sending transaction data to a mainframe computer on a batch basis. Settlements can be performed online or offline. The mainframe computer provides a central database of transactions, creating a complete audit trail that enables us to replace lost smart cards while preserving the notional account balance, and to identify fraud.

System Components

Our platform consists of three fundamental components: (1) our funds transfer system, or FTS, intellectual property (2) our UEPS/DUET software and (3) our security protocol.

FTS. Our FTS intellectual property allows funds to be transferred from one smart card to another in a secure and offline manner. The term "offline" refers to transactions that are effected without the need to contact or communicate with the issuer when the transactions occur, as the smart cards themselves perform the authorizations required. The FTS also describes how smart cards can be loaded or re-loaded with funds and how these can be redeemed for value in either banking or non-banking environments.

UEPS / DUET. Our UEPS is a suite of software programs that make use of the FTS methodology to deliver an integrated information, payment, switching and settlement environment that underpins our transaction processing system. Our software principally runs on three devices: the smart card, the POS device and the back-end system mainframe. When we sell a complete system to a customer or license our technology, we provide all of the software required to operate the UEPS, including the smart card functionality, the POS devices that allow our smart cards to transact with each other in an offline manner and our back-end system that primarily stores an audit trail of all transactions effected.

The primary strengths of the UEPS are its affordability, security and flexibility. The system is affordable because the computer chips on the smart cards contain all the software necessary to process UEPS transactions, thereby allowing the POS devices required to conduct these transactions to contain far fewer components and less circuitry than traditional POS devices. There is also a reduced need for processing power and on-board memory given that online communication is not necessary. This eliminates the need for an internal or external modem and its associated hardware, maintenance and call costs. As a result, the UEPS terminals are relatively inexpensive and do not require specialized technical expertise for installation. The UEPS also reduces or eliminates the need for national infrastructures, including electricity, telephone or data transmission. The UEPS is secure because the funds in each smart card are protected from illegal access through biometric fingerprint technology. In addition, every transaction is verified by the two smart cards involved in the transaction using state-of-the-art cryptographic systems in conjunction with protocols and techniques that we have developed. Finally, our UEPS is flexible because transactions are completed offline, eliminating virtually all restrictions where verified transactions can occur.

Security Protocol. Our security protocol was designed to prevent opportunistic fraud and enforce the correct transaction flow. The symmetric triple data encryption standard, or DES, is used extensively in association with a native random number generator that ensures that all transactions are performed by using a random session key pair. The DES encryption algorithm can be easily modified to use alternative symmetric or asymmetric encryption algorithms such as the Rivest, Shamir and Adleman or elliptic curves. Each message exchanged during a transaction names both transacting parties, includes unique information to guarantee freshness and depends explicitly on all the messages that occur before it.

Our Payment System Platform

The following diagram depicts how our UEPS platform is constructed.



UEPS / DUET PLATFORM
Fully-functional and integrated payment and settlement system, capable of operating all UEPS and DUET products and systems.
COMPLETE SYSTEMS
Combination of products meeting a client's particular requirements.
STAND-ALONE PRODUCTS
Financial transaction applications (S2S products).
FUNCTIONALITY
Combination of Hardware and Operating Systems on smart cards enable the creation of UEPS applications which can be customized for the particular needs of a client.
OPERATING SYSTEMS
Third-party software.
UEPS / DUET software programmed by us.
SMART CARDS / SIM CARDS
(Hardware)
Cards sourced from third-party vendors.
HARDWARE
POS devices, ATMs, mobile phones, back-end computer systems sourced from third-party vendors.

The UEPS we sell to clients is a platform with the potential to provide all of the products we develop which, when grouped together, form complete systems serving the specific needs of various business segments. Depending on the requirements of a particular customer, we assist the customer in the setup of its application which is tailored to provide only the products and services initially required, although the UEPS can later be updated to provide additional products. We outsource the manufacturing of the hardware components of our system, including smart cards, POS devices, automated teller machines, or ATMs, PCs and back-end mainframes. However, we have developed all of our application software modules so that they will run on different hardware platforms which allow us to be hardware-independent and to provide our customers with the latest and most economical hardware solutions.

Scalability. Our UEPS can be implemented in different environments, from small closed systems to national implementations. In closed-system environments, the UEPS front-end equipment is personal computer-based and can therefore be implemented at relatively low cost. In these instances, we provide the back-end system on a transaction fee basis, thus limiting the overall set up cost. This approach can also be used whenever larger implementations are required but where the customer prefers to focus on marketing and selling its products rather than initially concentrating on operating the back-end system. The cost to entry can thus be greatly reduced as the operations can first become profitable before expending large amounts of capital. On the other hand, large governmental institutions, financial institutions or medical insurers typically prefer to maintain control over the entire payment system and therefore invest in a full system implementation. The time to launch these projects tends to be longer due to the time that is required to train the end-user to operate the system.

Once a UEPS is installed on behalf of a customer, we believe that we are well-positioned to benefit from the scalability of the system as minimal changes are required to be made to the application base for the system to manage significantly greater numbers of users. We can therefore provide additional smart cards while leveraging the existing cost base in a market. In addition, we have a dedicated team of technicians and developers and an infrastructure capable of supporting a significant volume of customers and their transactions. As a result, we expect to benefit from economies of scale that pertain to increases in the number of products and services using the infrastructures we sell and/or implement.

Our Business Strengths

We believe our business strengths include:

Technology Leadership. We believe that we are the leader in developing, implementing and operating affordable, flexible and secure electronic payment systems for the unbanked and under-banked that work offline. Of equal importance, our smart cards are secured through biometric fingerprint authentication and have a broad range of additional functionality through the use of "wallets" that can be turned on as needed or as services become available. We can deliver these services to the unbanked population at a fraction of the cost of traditional systems. Our ability to implement an HIV/AIDS administrative system on the same smart card as financial services demonstrates the flexibility of our approach. In addition, we have validated the security of our smart cards along with our overall system, forming the foundation for a trusted solution. Independent third parties have reviewed and published our security protocols and we have refined our system in a way to provide system integrity over the life of the smart cards. From our inception in 1989 to date, we have not suffered any security breaches or losses of transactions or funds on our system. In addition, we have well-established core cryptography, software, hardware, embedded chip, wireless and payment expertise.

Proven Solution. Our system is proven and is widely used by over 25 million of cardholders in more than 20 countries.

Versatile Application. Once an individual begins using our smart card, we become a logical provider of a broad range of additional products and services. For instance, a card holder using our system for the administration of medical treatment can also use the same smart card for receiving welfare payments or wages as well as making purchases. Because use of each smart card is secured biometrically, the smart card can also be used for identification and voting. The additional uses mean that once we have enrolled and delivered a smart card to an individual, our revenue potential increases significantly beyond the initial service for which that individual has signed up.

Broad Appeal that Drives Opportunities. Because our system provides economic benefits to all participants, we believe there are strong incentives for government agencies and private sector companies to adopt our system in many developing countries. Our solution is also appealing because a single deployment enables the delivery of a broad array of new services to those who are potentially most in need of them, often at a lower cost than alternative distribution methods.

Increasing Returns to Scale. The initial establishment of our system in a province or country requires upfront expenditures for computers, distribution infrastructure and card holder registration. Once in place, though, the cost to us of supplying additional products to users is low. For instance, if a customer receives welfare payments on one of our smart cards and then chooses to purchase insurance through our system, there is almost no additional expense for us to deduct the insurance premium regularly. As a result, the operating margin for that customer increases significantly, offset only by any marketing or administrative costs associated with that product.

Our Strategy

We intend to provide the leading transacting system for the world's estimated four billion unbanked and under-banked people to engage in electronic transactions, as well as to provide our transaction processing, value-added services processing, new secure mobile payment technologies and health care processing services globally. To achieve these goals, we are pursuing the following strategies:

Using our "first wave/second wave" approach to expand into new markets—We use what we refer to as a "first wave/second wave" approach to market expansion. In the "first wave," we seek to identify an application for which there is a demonstrated and immediate need in a particular territory and then sell and implement our technology to fulfill this initial need. As a result, we achieve the deployment of the required technological infrastructure as well as the registration of a critical mass of cardholders. During this phase, we generate revenues from the sale of our software and hardware devices, as well as ongoing revenues from transaction fees, maintenance services and the use of our biometric verification engine. Once the infrastructure has been deployed and we achieve a critical mass of customers, we focus on the "second wave," which allows us to use this infrastructure to provide users, at a low incremental cost to us, with a wide array of financial products and services for which we can charge fees based on the value of the transactions performed.

Realigning management responsibilities and internal systems on a geographic basis to maximize our ability to target more markets simultaneously—The new UEPS systems that we have launched outside South Africa have received a high level of attention from governments and central banks, among others, and we are continually being presented with opportunities to discuss the implementation of new systems in countries around the world. In addition, as a result of our August 2008 acquisition of Net1 Universal Technologies (Austria) AG, or Net1 UTA, we now provide smart card-based payment systems in Russia and other members of the Commonwealth of Independent States, or CIS, as well as several other countries. We believe that we can accelerate our expansion into new markets while making the most efficient use of our senior management, marketing and information technology personnel by creating separate "clusters" and within those clusters, business units, each of which is devoted to a particular geographic area and/or specific technologies, products and services, and we have recently completed the process of defining and creating those groups.

Leveraging our new payment technologies to gain access to developed economies—While our business has traditionally focused on marketing products and services to the world's unbanked and under-banked population, we have developed and acquired proprietary technology, such as our Virtual Card application for mobile telephones that is designed to eliminate fraud associated with "card not present" credit card transactions, which are those effected by telephone or over the internet. We plan to introduce this technology in the United States, Western Europe and other developed economies.

Our Business in South Africa

In South Africa, we are one of the leading independent transaction processors, as the leading provider of social welfare payment distribution services to the country's large unbanked and under-banked population, the largest third-party processor of retail merchant transactions and the leading processor of third-party payroll payments. We believe that our large cardholder base, proprietary technology and payment infrastructure, together with our strong government and business relationships, position us at the epicenter of commerce in the country.

We believe that we are well-positioned to continue to gain market share and build upon the critical mass that we have developed in South Africa and have identified the following opportunities to continue to drive growth in our South African business:

Government focus on expansion of social benefits—As a result of the South African government's focus on the provision of social grants as a core element of its social assistance and poverty alleviation policies, we believe that we remain well-positioned to continue to provide our payment services to the government and beneficiaries. We believe that there is a compelling argument for the South African Social Security Agency, or SASSA, and other government agencies to utilize our innovative, off-line, secure, efficient and low-cost payment solution to reach beneficiaries across the country, even in the most remote and deep rural areas where the communication and electricity infrastructure is sparse or non-existent. On August 24, 2010, we signed a new service level agreement with SASSA that expires on March 31, 2011. We discuss this new agreement in more detail elsewhere in this Annual Report, including under Item 9B. "Other Information."

Increasing adoption of existing services—Our technology supports a variety of other products and smart card to smart card, or S2S, services that expand the use of our technology and provide us with new sources of transaction-based revenues. During the last several years, we have introduced these new products and services in South Africa for existing and newly-enrolled cardholders. We have installed our POS terminals in thousands of mostly rural merchant locations throughout the country which allows beneficiaries to receive their grants at these locations and transact business with the retailers using our smart card. During fiscal 2010, we processed 18.4 million transactions with a total value of ZAR 11.7 billion at these merchant locations. In addition, during fiscal 2010, we began implementing our wage payment solution which provides for secure payroll distribution through our smart card.

Introduction of new services–We are also poised to benefit from the introduction and adoption of new services across our various platforms, which we believe will generate significant incremental transaction fee revenue from current and new users at a relatively low cost to us. Some of these services include:

Acceptance of UEPS cards in traditional POS terminals—We are currently enabling our cards to be compliant with international EMV standards, which will allow our cardholder base to purchase goods and services at merchant POS locations that currently accept MasterCard-branded cards. This additional functionality will allow us to expand significantly the number of terminals that use our smart card, capturing fees from new transactions and positioning our cards to be used by a larger share of the banked population.

Merchant processing through EasyPay—EasyPay is the largest independent financial switch and merchant processor in South Africa for credit and debit card transactions. EasyPay processed 655.2 million transactions with a total value of ZAR 143.8 billion during fiscal 2010. Our technology also allows us to provide a variety of additional, value-added payment services, such as bill payment, prepaid mobile top-up, prepaid utility services and gift cards, that we can sell into our existing card holder base as well as to new customers. We have integrated our propriety UEPS software with these services to create a larger, seamless, value-added payments eco-system.

Third party payments from payroll processing through FIHRST—Through our FIHRST service, we offer employers an easy and flexible method of making payments to employees and payroll-related creditors. During the three months ended June 30, 2010, FIHRST processed 5.3 million transactions with a total value of ZAR 14.1 billion. The FIHRST system enables human resources departments to achieve greater levels of efficiency and employee service. FIHRST is recognized by and works in partnership with the majority of third-party payroll organizations, including pension fund and medical aid administrators.

On-line real-time management of healthcare transactions processing through MediKredit—Through our MediKredit service we provide both funders and providers of healthcare on-line real-time management of healthcare transactions. During the six months ended June 30, 2010, MediKredit processed 14.8 million transactions. Our dynamic healthcare claims processing and managed care services are designed to accommodate our clients' unique benefit designs and processing needs.

The African Continent and Iraq

During the last five years, we have embarked on an international expansion program to provide a UEPS-based solution in developing economies outside South Africa where we see significant growth opportunities, typically in those countries that have a significant unbanked or under-banked population. Consistent with our "first wave/second wave" approach, in each market, we seek to identify one or more specific applications for our technology and then determine how best to create a card holder base to whom we can then provide, at a low incremental cost to us, additional products and services for which we can charge transaction fees. We are currently targeting services such as payment schemes for welfare distribution, healthcare services, banking services, transportation services, bill payments, mobile communication services, payroll, remittances and e-commerce.

We are in varying stages of implementing this expansion and employ a variety of business models, depending on the market, including providing outsourced transaction processing services, licensing our UEPS system or creating joint ventures with local partners and service providers.

Some examples of our current and future expansion activities across the African continent include:

Ghana—We were awarded a contract by the Central Bank of Ghana to create the Ghanaian National Switch and Smart Card Payment System, which was officially launched in April 2008. All Ghanaian banks are required to participate in the system and issue our smart cards to their customers. The system creates interoperability between ATMs, POS and teller terminals owned by the individual banks.

Iraq—We have implemented a customized UEPS banking and payment system that enables offline and online retail payment transactions in Iraq. This system provides interoperability between ATMs, POS devices and bank branches and facilitates the distribution of cash disbursements in Iraq (including the payment of social grants to war victims, employee salary/wage payments, banking products and other financial services).

Joint ventures in Botswana, Namibia and Nigeria—We own 50% of SmartSwitch Botswana and SmartSwitch Namibia, which license our UEPS software and buy cards and terminals from us. These entities contract to provide our technology to various users, such as to the Botswana Department of Social Services, which distributes government grants and NamPost, a Namibian governmental entity which provides post office and banking services. In Nigeria, SmartSwitch Nigeria, of which we own 80%, has provided 50,000 smart cards to one of Nigeria's largest banking institutions for its initial deployment into village community banks. Expected applications for the UEPS technology in Nigeria include banking, health care, money transfers, pre-paid utilities and telephony and voting.

Other African countries—We are currently exploring opportunities with governments, as well as banks and merchants in other African countries, to establish alternate payment systems in these countries using our UEPS technology.

Russia and Other CIS Members

Through our majority-owned subsidiary, Net1 UTA, which we acquired in August 2008, we provide smart card-based payment systems under the DUET name to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, Mongolia, Vietnam, India and Oman. The DUET system was developed by Net1 UTA as a derivative of the first version of our UEPS technology that we licensed to Net1 UTA in 1993. Net1 UTA provides the DUET system to Sberbank, the largest financial institution in Russia, which owns the remaining minority interest in Net1 UTA. One of our primary reasons for acquiring Net1 UTA was to obtain immediate access to the large Sberbank cardholder base. While Net1 UTA's business model has historically been based primarily on the sale of cards and hardware, we intend to transition the business into more of a transaction processing services provider over time by leveraging Net1 UTA's management, sales force and customer base to sell the UEPS platform and its suite of processing services.

Emerging Growth Opportunities

We believe that an area for significant potential growth is the opportunity to introduce some of our new technologies, such as our MediKredit, Net1 Virtual Card and mobile payment applications, in the more developed economies of the United States and Western Europe and to leverage the flexibility and multi-application capabilities of our UEPS technology to capture extensive, country-specific applications in less developed countries.

New technologies—Our Net1 Virtual Card application is designed to reduce the higher levels of fraud associated with card-not-present credit card transactions without the need for additional infrastructure or any changes to existing infrastructures. This application creates a one time-use digital card generated on demand (off-line) from a mobile phone. As opposed to a physical credit card, our virtual card is only valid for a specific value and cannot be used more than once. It contains no personal user information such as a bank account or telephone number. We believe that strong growth trends in e-commerce and the rapidly increasing adoption of mobile commerce, such as downloaded ring tones, mobile applications and mobile payment services, will present significant opportunities for our Net1 Virtual Card technology.

Mobile payment applications in Latin America and Asia—We have entered the Latin American market by offering our VTU system and services through VTU Colombia, of which we own 37.50%. The joint venture provides virtual prepaid mobile top-up services for two of Colombia's three largest mobile operators. We plan to expand this service into new areas of Colombia and other markets in Latin America. In addition, through our 30% equity stake in VinaPay, we are providing our VTU system and services in Vietnam.

Country-specific applications—We are also pursuing discrete opportunities to create unique country-specific applications, such as a national identification card with multiple applications like a contactless transport card.

Our Business Units and Technologies

Our group is organized into the following "clusters" and within each cluster, separate business units.

Transactional Solutions Cluster

Cash Paymaster Services ("CPS")

Our CPS business unit deploys our UEPS – Social Grant Distribution technology to distribute social welfare grants on a monthly basis to roughly 3.2 million beneficiaries in five provinces out of the nine South African provinces. These social welfare grants are distributed on behalf of SASSA. During our 2010, 2009 and 2008 fiscal years, we derived 66%, 65% and 67% of our revenues respectively, from CPS' social welfare grant distribution business. As discussed above, on August 24, 2010, we signed a new service level agreement with SASSA.

CPS provides a secure and affordable transacting channel between social welfare grant beneficiaries, SASSA and formal businesses. CPS enrolls social welfare grant beneficiaries by issuing them a UEPS smart card that digitally stores their biometric fingerprint templates on the smart card, enabling them to access their social welfare grants securely at any time or place. The smart card is issued to the beneficiary on site and utilizes optical fingerprint sensor technology to identify and verify a beneficiary. The beneficiary simply inserts a smart card into the POS device and is prompted to present his fingerprint. If the fingerprint matches the one stored on the smart card, the smart card is loaded with the value created for that particular smart card.

The smart card provides the holder with access to all of the UEPS functionality, which includes the ability to have the smart card funded with pension or welfare payments, make retail purchases, enjoy the convenience of pre-paid facilities and qualify for a range of affordable financial services, including insurance and short-term loans. The smart card also offers the card holder the ability to make debit order payments to a variety of third parties, including utility companies, schools and retail merchants, with which the holder maintains an account. The card holder can also use the smart card as a savings account.

Our UEPS - Social Grant Distribution technology provides numerous benefits to government agencies and beneficiaries. The system offers provincial governments a reliable service at a reasonable price. For beneficiaries, our smart card offers convenience, security, affordability and flexibility. They can avoid long waiting lines at payment locations and do not have to get to payment locations on scheduled payment dates to receive cash. They do not lose money if they lose their smart cards, since a lost smart card is replaceable and the biometric fingerprint identification technology helps prevent fraud. Their personal security risks are reduced since they do not have to safeguard their cash. Beneficiaries have access to affordable financial services, can save and earn interest on their smart cards and can perform money transfers to friends and relatives living in other provinces. Finally, beneficiaries pay no transaction charges to load their smart cards, perform balance inquiries, make purchases or downloads or effect monthly debit orders. For us, the system allows us to reduce our operating costs by reducing the amount of cash we have to transport.

The business unit has been allocated to our transaction-based activities and smart card accounts reporting segments.

EasyPay

Our EasyPay business unit operates the largest bank-independent financial switch in Southern Africa and is based in Cape Town, South Africa. EasyPay focuses on the provision of high-volume, secure and convenient payment, prepayment and value-added services to the South African market. EasyPay's infrastructure connects into all major South African banks and switches both debit and credit card electronic funds transfer, or EFT, transactions for some of South Africa's leading retailers and petroleum companies. It is a South African Reserve Bank, or SARB, approved third-party payment processor.

In addition to its core transaction processing and switching operations, EasyPay provides a complete end-to-end reconciliation and settlement service to its customers. This service includes dynamic reconciliation as well as easy-to-use report and screen-query tools for down-to-store-level, management and control purposes.

The EasyPay suite of services includes:

- EFT - EasyPay switches credit, debit and fleet card transactions for leading South African retailers and petroleum companies;
- EasyPay Bill Payment - As part of its value-added services offering, EasyPay has developed and operates a consumer bill payment service introduced at retail point-of sale over 11 years ago. Known and marketed as "EasyPay", the service is integrated into a large number of national retailers and mobile channels and is available over the internet at www.easypay.co.za. EasyPay processes monthly account payment transactions for over 300 different bill issuers including major local authorities, telephone companies, utilities, medical service providers, traffic departments, mail order companies, banks and insurance companies;
- EasyPay Prepaid Electricity - This service enables local utility companies such as Eskom Holdings Limited and a growing number of local authorities on a national basis to sell prepaid electricity to their customers;
- Prepaid Airtime - EasyPay vends airtime at retail POS terminals for all the South African network operators;
- Electronic Gift Voucher - EasyPay supports the electronic generation, issuance and redemption of paper or card-based gift vouchers;
- EasyPay Licenses - EasyPay enables the issuance of new South African Broadcasting television licenses and the capturing of existing license details within retail environments via a web-based user interface;
- Third Party Switching and Processing Support – EasyPay switches transactions from retail POS systems to the relevant back-end systems; and
- Hosting Services - EasyPay's infrastructure supports the hosting of payment servers and applications on behalf of third parties, including financial institutions.

EasyPay provides 24x7 monitoring and support services, reconciliation, automated clearing bureau, or ACB, settlement, reporting, full disaster recovery and redundancy services.

The business unit has been allocated to our transaction-based activities reporting segment.

Net1 Austria

Our Net1 Applied Technologies Austria GmbH, or Net1 Austria, incorporating Net1 UTA, business unit provides smart card-based payment systems to banks, enterprises and government authorities in Russia, Ukraine, Uzbekistan, India and Oman. Net1 UTA is headquartered in Vienna, Austria, and has subsidiaries in India and Russia.

Net1 UTA is a market leader in smart card-based payment systems in the CIS with the national interbank payment system in Uzbekistan and a nationwide smart card payment system in Russia. Net1 UTA has historically employed a business model which focused on selling its product offering into various countries. In contrast, our service-based business model focuses on generating recurring revenues from our cardholder base through transaction-based fees, financial services and value-added products. We believe that the geographical footprint of Net1 Austria is now large enough to allow us to overlay our service-based model onto the various DUET systems operating in Russia and other countries, thereby creating new revenue streams for Net1 UTA and system operators.

Since we acquired Net1 Austria in August 2008, it has enhanced its product offering by leveraging our group technology platforms and information technology development resources. We believe that our technological leadership in fields such as biometric identification and in the integration of our UEPS technology with global systems for mobile communications, or GSM, will allow us to create new business opportunities for Net1 UTA such as national identification, voting and welfare distribution systems and mobile payment solutions. We expect that the addition of Net1 UTA's skilled human resources in the information technology area will greatly assist us in the ongoing development of our technologies and maintenance of our existing systems. Net1 Austria focuses its marketing efforts on markets in Central and Eastern Europe, Russia and other CIS members, the Middle East (excluding Iraq), India and Asia.

Net1 UTA's revenue has declined unexpectedly as a result of the difficult market and trading conditions in its traditional markets. These recent difficulties resulted in indefinite delays in the conclusion of certain expected significant business development opportunities.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

MediKredit

MediKredit is an independent technology company that offers financial and clinical risk management solutions to both funders and providers of healthcare, through online real-time, or OLRT, management of healthcare transactions. Our adaptable healthcare claims processing and managed care services are designed to accommodate the complex benefit design as well as other processing requirements of our clients. MediKredit's healthcare claims processing functionality extends to all healthcare claim types, including pharmacy, doctor, public and private hospital claims. This is enabled by MediKredit's innovative proprietary claims processing and managed care systems which lie at its core.

The business unit has been allocated to our transaction-based activities reporting segment.

FIHRST

FIHRST offers South African employers an easy and flexible method of making payments to creditors, arising from payroll processing. We currently process payments utilizing FIHRST's system on behalf of our clients, enabling salaries departments to achieve greater levels of efficiency and employee service. FIHRST is recognized by and works in partnership with the majority of third party payroll organizations including pension fund and medical aid administrators.

We believe that FIHRST's cost effective technology enhances the electronic movement of money in the business and financial community, assisting our clients to manage nett paid to employees, third party deductions, garnishee orders and creditor payments correctly, promptly and securely. We believe that the true value of the FIHRST service offering is not only to cost effectively move employer funds, but to provide the relevant information to the recipient organization via predefined schedules or payment remittance advices, thus reducing the reconciliation process from days to hours.

The business unit has been allocated to our transaction-based activities reporting segment.

Universal Electronic Technological Solutions ("UETS")

Our UETS business unit is based in Johannesburg, South Africa and focuses on the sale, implementation and support of our UEPS technology, ranging from large scale, national projects to smaller, product specific regional projects. UETS focuses on identifying, defining and activating an entry point to commence operations in Africa (excluding South Africa), Iraq.

The UETS sales and marketing approach is to sell the following solutions and products:

- The UEPS national switching, settlement, clearing and smart card solutions offering interoperability with existing banking infrastructure. We have sold such systems to the Central Bank of Ghana and the Reserve Bank of Malawi in the past;
- "Wave 2" opportunities such as financial services sold via the existing UEPS infrastructure, such as loans and insurance to UEPS cardholders in Botswana;
- Individual stand-alone UEPS applications, with processing outsourced to Net1 regional offices, similar to the model deployed for the payment of welfare grants in Iraq;
- UEPS mobile banking solutions targeted at banks and/or mobile operators;
- E-Government applications such as multi-purpose national identity cards;
- Health care applications for countries seeking an electronic solution for the identification, benefit contribution monitoring and access control of patients in government hospitals,; and
- Secure verification of existing EMV Debit / credit card transactions using Net1's biometric identification technology.

Our UETS team also provides business development support in territories where UEPS systems have been sold and implemented, such as Ghana, Malawi, Namibia, Botswana and Nigeria.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Virtual Card

Our Virtual Card business unit is responsible for the commercialization of our latest invention – the Net1 Virtual Card. This business unit operates from Johannesburg, South Africa and from Dallas, Texas. Net1 Virtual Card is a solution designed for bank card issuers to protect and grow their share of the remote transactions or "card not present" payment market.

The Net1 Virtual Card solution utilizes existing and traditional payment methods but enhances them by replacing plastic card data with a one-time-use virtual card data, hence eliminating the risk of theft, phishing, skimming, spoofing, etc. The virtual card data replaces digit-for-digit the credit (or debit) card number, the expiration date and the card verification value, or CVV, with only the Issuer Bank Identification Number (first 6-digit) remaining constant.

The Net1 Virtual Card solution uses the mobile phone to generate virtual cards. The mobile phone is the most available, cost-effective, secure and portable platform for generating virtual cards for remote payments (online, phone and catalogue orders). Following a simple registration process, the virtual card application is activated over-the-air, enabling the phone to generate virtual card numbers completely off-line.

Consumers can easily generate a new card on their mobile phone to shop on the internet, to fill-up a catalogue order, or to place a telephone order. Virtual cards are completely secure and can also be sent in a single click to family, friends, and service providers. Once the authorization request reaches the issuing bank processor, our servers decrypt the virtual card data, authenticate the consumer and pass the transaction request to the Card Issuer for authorization.

The benefits of the Net1 Virtual Card include, for:

- *Card issuers* - increased transactional revenues from existing accounts, driving more transactional revenues. Elimination of fraudulent card use.
- *Mobile network operators*- revenues from payments, reduced churn, opportunities for powerful co-branding schemes.
- *Consumers*- peace of mind, ease of use, rewards.
- *Merchants*- elimination of charge-backs and fraud at no extra cost.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Hardware and Software Sales Cluster

Cryptographic Solutions

Our Triple Data Encryption Standard, or TDES, and EMV security initiatives are conducted by a specialized business unit through close collaboration with suppliers of payment processing devices to help their technologies meet the stringent security standards required by the card associations.

Our self-developed range of PIN encryption devices, card acceptance modules and hardware security modules are primarily aimed at the financial, retail, telecommunication, utilities and petroleum sectors. These devices and modules are suited for high-speed transaction processing requirements, acceptance of multiple payment tokens, value-added services at point of transaction, and adherence to stringent transaction security and payment association standards such as TDES and EMV.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Chip and GSM Licensing

Our Chip and GSM Licensing business unit is a supplier of chip cards into the South African and other international markets. We work with mobile network operators, card manufacturers and semiconductor manufacturers to provide card technology, solutions and software that enable mobile telephony, mobile transactions and value-added services to take place in a trusted, secure and convenient manner. These chip products and technology include operating system and application development, card manufacture and production, from concept and design through, printing, packaging and distribution. At the core of our chip business is the strategy of licensing chip software to a wide spectrum of other industry participants.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

POS Solutions

Our POS Solutions business unit is responsible for marketing in South Africa our secure, integrated POS payment products and systems, including:

- FlexiLANE – An in-store controller ideally suited to multi-lane retail and petroleum station environments. The in-store controller forms an interfacing and concentration layer between a group of distributed terminal devices and a centralized payment and value added service, or VAS, aggregator. This helps large retailers and petroleum companies to overcome the challenges associated with processing multiple transactions from multiple access devices using multiple tender types;
- FlexiGATE – A terminal and payment gateway that manages the routing of all FlexiLANE traffic and enables retailers to supply VAS such as airtime top-up, electricity payment and bill payment;
- FlexiPOS – An innovative retail solution that allows the retailer's various payment and VAS solution requirements to be streamlined into a single payment terminal. FlexiPOS transforms the POS terminal into a convenient and consumer friendly place of purchase, place of payment and place of service; and
- EMV – Net1's payment expertise helps ensure that retailers together with their acquirers meet the requirements of upgrading software, terminals and security for conformity with the latest international chip card standards.
- Ingenico POS equipment

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

VTU

Our VTU business unit is responsible for marketing our VTU solution, which facilitates mobile phone-based prepaid airtime vending. The VTU technology enables prepaid cell phone users to purchase additional airtime simply, securely and conveniently. The vendor uses its GSM handset to purchase bulk airtime from a mobi : network operator. Airtime value, as opposed to a virtual voucher, is then 'transferred' directly from the vendor's cellular handset to that of the customer. When the vendor runs out of airtime value, it is a simple task to purchase more to resell to customers.

The business unit has been allocated to our hardware, software and related technology sales reporting segment.

Financial Services Cluster

Finance Holdings

Our Finance Holdings business unit is responsible for identifying financial services products that can be provided to our UEPS cardholders in South Africa and then marketing and implementing the provision of those products. We currently provide micro-loans to our UEPS cardholders who receive social welfare grants through our system in the KwaZulu-Natal and Northern Cape provinces. We provide the loans ourselves and generate revenue from the service fees charged on these loans. We also sell life insurance products on behalf of registered underwriters and earn revenue through the commissions we receive on the sale of policies.

Our wage payment system offers wage earners a UEPS card that allows them to receive payment, transact and access other financial services in a secure, cost-effective way. The target markets for our wage payment system are the unbanked and underbanked wage earners in South Africa, estimated at five million people. These wage earners are typically paid in cash and thus have all the risks associated with carrying cash but none of the benefits associated with having a formal bank account. In January 2007, we signed a co-operation agreement with Grindrod Bank, a fully registered bank in South Africa, for the establishment of a retail banking division within Grindrod Bank that will focus on deploying our wage payment solution in South Africa.

The business unit has been allocated to our financial services reporting segment.

Corporate Cluster

The Corporate Cluster provides global support services to the Net1 business units, joint ventures and investments for the following activities:

The Group Executive is responsible for the overall group management, defining the group's global strategy, investor relations and corporate finance activities.

The Finance and administration unit provides group support in the areas of accounting, treasury, human resources, administration, legal, secretarial, taxation, compliance and internal audit.

The Group Information Technology unit defines the group IT strategy and the overall systems architecture and is responsible for the identification and management of the group's research and development activities.

The Joint Ventures and Investments unit provides governance support to our joint ventures and assists with the evaluation of new investment opportunities.

Competition

In addition to competition that we face from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services, there are a number of other products that use smart card technology in connection with a funds transfer system. While it is impossible for us to estimate the total number of competitors in the global payments marketplace, we believe that the most competitive product in this marketplace is EMV, a system that is promoted by Visa Inc., MasterCard International and EuroPay International. In addition, the JCB International Credit Card Co. Ltd, Diners Club International and American Express Compare are currently among the largest global processors of payment transactions. The competitive advantage of our UEPS offering is that our technology can operate real-time, but in an off-line environment, using biometric identification instead of the standard personal identification number, or PIN, methodology employed by our competitors. We estimate that we process less than 1% of all global payment transactions in the international marketplace.

In South Africa, and specifically in the payment of social welfare grants, our competitors include AllPay Consolidated Investment Holdings (Pty) Ltd, or AllPay, which is responsible for social welfare payments in the Free State, Gauteng and Western Cape provinces and a small portion of the Eastern Cape province, and Empilweni Payout Services, or Empilweni, which is responsible for payments in the Mpumalanga province. The South African banks and the South African Post Office, or SAPO, also offer beneficiaries the option to open bank accounts that enable the beneficiaries to receive their welfare grants through the formal banking payment networks.

We compete primarily on the basis of the innovative nature and security of our technology. We are able to load social welfare grants on behalf of the South African government directly onto a biometrically secured UEPS smart card in rural areas where there is little or no infrastructure or in semi-urban areas through our merchant acquiring system. Our UEPS-enabled smart cards are therefore used as a means of identification, security and as a transacting instrument. Grants loaded onto our UEPS-enabled smart cards can be used both online and offline and beneficiaries pay no monthly account or transaction fees. The usefulness of a traditional bank card to its holder is dependent on the availability of a branch network, automatic teller machine, or ATM, infrastructure and merchants accepting the card. Access to bank branches, ATMs and merchants accepting traditional bank cards are limited or non-existent in the rural areas of South Africa. We believe the security, functionality and simplicity of our smart card provides us with a unique ability to service these rural areas of South Africa. Our technology eliminates the risk associated with receiving social welfare grants in cash as well as the costs associated with transaction fees charged by banks when beneficiaries exceed the minimum number of free transactions per month.

We believe that SASSA considers the technology utilized, pricing of the payment service rendered and other factors such as Black Economic Empowerment, or BEE, rating as the most important factors when considering potential service providers. We compete with other service providers on these aspects through SASSA's tender processes, when applicable, or through contract extension negotiations.

We own EasyPay, the largest bank-independent switch in South Africa. EasyPay's competitors include BankservAfrica, eCentric and EFT POS. BankservAfrica is the largest transaction processor in South Africa which processes all transactions on behalf of the South African banks and claims to process in excess of 2.5 billion transactions valued at ZAR 8.0 trillion annually. During fiscal 2010, EasyPay processed 655.2 million transactions with an approximate value of ZAR143.8 billion, or approximately 26% of the transaction volume processed by BankservAfrica.

We also may face competition from companies to which we have licensed rights to our technology. Moreover, as our product offerings increase and gain market acceptance, banks in South Africa and other jurisdictions in which we operate may seek governmental or other regulatory intervention if they view us as disrupting their EFT transacting businesses.

Research and Development

During fiscal 2010, 2009 and 2008, we incurred research and development expenditures of $7.6 million, $8.9 million and $5.7 million, respectively. These expenditures consist primarily of the salaries of our software engineers and developers. Our research and development activities relate primarily to the continual revision and improvement of our core UEPS software and its functionality and the design and development of our Mobile Virtual Card, or MVC, concept. For example, we continually advance our security protocols and algorithms as well as develop new UEPS features that we believe will enhance the attractiveness of our product and service offerings. Our research and development efforts also focus on taking advantage of improvements in the hardware platforms that are not proprietary to us but which form part of our system.

Intellectual Property

Our success depends in part on our ability to develop, maintain and protect our intellectual property. We rely on a combination of patents, copyrights, trademarks and trade secret laws, as well as non-disclosure agreements to protect our intellectual property.

Our FTS patents, which include aspects of the UEPS technology, are in effect in the United States, Hong Kong, South Africa, Botswana and Swaziland. The FTS patent in the United States was granted as US Patent No. 5,175,416 on December 29, 1992. The patent was reissued as US Patent No. RE36,788 on July 25, 2000, and will expire on May 17, 2011. The FTS patent in Hong Kong was granted on December 11, 1998, and expired in 2010. The FTS patents in South Africa, Botswana, and Swaziland were granted on September 25, 1991, March 9, 1993, and December 9, 1992, respectively. Our FTS patents expire in September 2010 in South Africa and Swaziland and in March 2011 in Botswana.

During fiscal 2010, we continued the filing of the following three new patents on a world-wide basis:

PCT Patent Application No:	PCT Filing Date	Title
PCT/IB2007/054659	November 15, 2007	Verification of a transactor's identity
PCT/IB2007/054676	November 16, 2007	Designation of electronic financial transactions
PCT/IB2007/054678	November 16, 2007	Virtual Card

We hold a number of trademarks in various countries.

Financial Information about Geographical Areas and Operating Segments

During the last three fiscal years, we derived substantially all of our revenue from customers located in South Africa and substantially all of our assets were located in South Africa, except that in fiscal 2009 and 2008, respectively, we derived material revenues from a customer in Ghana and in 2009 from a customer in the Russian Federation and in fiscal 2010 and 2009, a material portion of our assets were located in Austria. See Note 17 to our consolidated financial statements for financial information about our operating segments.

Employees

As of June 30, 2010, we had 2,192 employees. On a segmental basis, 232 employees were part of our management, 1,551 were employed in transaction-based activities, 2 were employed in financial services and 407 were employed in smart card, hardware, software and related technology sales and corporate activities.

On a functional basis, three of our employees were part of executive management, 84 were employed in sales and marketing, 139 were employed in finance and administration, 276 were employed in information technology and 1,690 were employed in operations.

As of June 30, 2010, approximately 114 of the 265 employees we have in the Limpopo Province who were performing transaction-based activities were members of the South African Commercial Catering and Allied Workers Union. We believe we have a good relationship with our employees and these unions.

Corporate history

Net1 was incorporated in Florida in May 1997. Until June 2004, Net1 was a development stage company and its business consisted only of acquiring a license to the US FTS patent and obtaining an exclusive marketing agreement for the UEPS technology outside South Africa, Namibia, Botswana and Swaziland. In June 2004, Net1 acquired Net1 Applied Technologies Holdings Limited, or Aplitec, a public company listed on the JSE Limited, or JSE. Aplitec owned the FTS patent in South Africa, Namibia, Botswana and Swaziland and one of its subsidiaries was the other party to the marketing agreement described above. The primary purpose of the Aplitec transaction was to consolidate into one group the intellectual property rights relating to the FTS patent and the UEPS technology, to establish a first-mover advantage in developing economies for the commercialization of the UEPS technology, and to exploit market opportunities for growth through strategic alliances and acquisitions. The transaction permitted Aplitec's shareholders to reinvest the sale proceeds in Net1, but under South African exchange control regulations, those shareholders were not permitted to hold Net1's securities directly. In October 2008, Net1 listed on the JSE, in a secondary listing, which enabled the former Aplitec shareholders (as well as South African residents generally) to hold Net1 common stock directly. See Note 11 to our consolidated financial statements for information regarding the equity instruments held by Aplitec shareholders from June 2004 to October 2008.

Available information

We maintain an Internet website at www.net1.com. Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available free of charge through the "SEC filings" portion of our website, as soon as reasonably practicable after they are filed with the Securities and Exchange Commission. The information posted on our website is not incorporated into this Annual Report on Form 10-K.

Executive Officers and Significant Employees of the Registrant

Executive officers

The table below presents our executive officers, their ages and their titles:

Name	Age	Title
Dr. Serge C.P. Belamant	56	Chief executive officer, chairman and director
Mr. Herman G. Kotze	40	Chief financial officer, treasurer, secretary and director
Mr. Nitin Soma	42	Senior vice president information technology

Dr. Belamant has been our chief executive officer since October 2000 and the chairman of our board since February 2003. From June 1997 until June 2004, Dr. Belamant served as chief executive officer and a director of Net 1 Applied Technology Holdings, or Aplitec, whose business was acquired by Net1 in June 2004. From 1996 to 1997, Dr. Belamant served as a consultant in the development of Chip Off-Line Pre-Authorized Card, which is a Visa product. From October 1989 to September 1995, Dr. Belamant served as the managing director of Net 1 (Pty) Limited, a privately owned South African company specializing in the development of advanced technologies in the field of transaction processing and payment systems. Dr. Belamant also serves on the boards of a number of other companies that perform welfare distribution services and the provision of microfinance to customers. Dr. Belamant spent ten years working as a computer scientist for Control Data Corporation where he won a number of international awards. Later, he was responsible for the design, development, implementation and operation of the Saswitch ATM network in South Africa that rates today as the third largest ATM switching system in the world. Dr. Belamant has patented a number of inventions besides the FTS patent ranging from biometrics to gaming-related inventions. Dr. Belamant has more than 29 years of experience in the fields of operations research, security, biometrics, artificial intelligence and online and offline transaction processing systems. Dr. Belamant holds a PhD in Information Technology and Management.

Mr. Kotze has been our chief financial officer, secretary and treasurer since June 2004. From January 2000 until June 2004, he served on the board of Aplitec as group financial director. In mid-1997 until October 1998, Mr. Kotzé worked for the Industrial Development Corporation of South Africa Limited as a business analyst. Mr. Kotzé served his articles from 1994 to 1996 at KPMG in Pretoria, South Africa, and in 1997 he became the audit manager for several major corporations in the manufacturing, mining, retail and financial services industries. Mr. Kotzé joined Aplitec in November 1998 as a strategic financial analyst. Mr. Kotzé is a member of the South African Institute of Chartered Accountants.

Mr. Soma has served as our Senior Vice President of Information Technology since June 2004. Mr. Soma joined Aplitec in 1997. He specializes in transaction switching and interbank settlements. Mr. Soma represented Nedcor Bank in assisting with the technical specifications for the South African Interbank Standards. He is also responsible for the ATM settlement process to balance ATM's with the host as well as balance the host with different card users. Mr. Soma designed the Stratus Back-End System for Aplitec, and is responsible for the Nedbank Settlement System for the Point of Sales Devices. Mr. Soma has over 14 years of experience in the development and design of smart card payment systems.

Significant employees

Business Functions:

Dr. Gerhard Claassen (51): General Manager – Cryptographic Solutions – Dr. Claasen joined us in August 2000 and is responsible for the marketing and business development of our cryptographic solutions consisting of the internally developed Incognitorange of security solutions, as well as ToDos authenticators and the Cybertrust PKI products.

Leonid Delberg (64): Managing director: Net1 UTA – Mr. Delberg has been the CEO of Net1 UTA since 1997. Net1 UTA is responsible for the marketing and business development of our payment solutions in Russia, the CIS, Oman, India and Asia.

Wimpie du Plessis (58): Managing director: MediKredit – Mrs. du Plessis joined us in January 2010 and is responsible for the marketing and business development of our MediKredit offering worldwide.

Anton Kok (49): Business Unit Leader: Business Unit Leader: Financial Services Cluster – Mr. Kok joined us in January 2010 and is responsible for the deployment of our wage payment solution and other financial services, such as insurance products and our UEPS-based microlending book.

Eric Meniere (44): Managing director: Virtual Card – Mr. Meniere joined us in March 2008 and is responsible for the marketing and business development of our new Virtual Card product. Mr. Meniere was previously the chief executive officer of Gemplus South Africa.

Nanda Pillay (39): General Manager: CPS and EasyPay – Mr. Pillay joined us in May 2000 and is responsible for our South African operations, consisting of CPS and EasyPay.

Richard Schweger (48): Financial & operations director: Net1 UTA – Mr. Schweger has been the CFO and COO of Net1 UTA since 1997. Net1 UTA is responsible for the marketing and business development of our payment solutions in Russia, the CIS, Oman, India and Asia.

James Sneedon (42): Business Unit Leader: VTU – Mr. Sneedon joined us January 2001 and is responsible for the marketing and business development of our Virtual Top UP products.

Brenda Stewart (52): Managing director: Net1 Universal Electronic Technological Solutions – Mrs. Stewart joined us in 1997 and is responsible for the marketing and business development of our UEPS solutions in Africa (excluding South Africa), Iraq and the Philippines.

Mark Stuckenberg (48): Managing director: FIHRST – Mr. Stuckenberg joined us in March 2010 and is responsible for the marketing and business development of our FIHRST offering.

Deon Visser (43): General Manager: Chip and GSM licensing – Mr. Visser joined us in March 1997 and is responsible for the marketing and business development of our SIM card products and the licensing of our internally developed GSM masks.

Support functions:

Chris Britz (49): Vice President - Group production, repairs & maintenance – Mr. Britz joined us in April 2001 and is responsible for the group's production facilities, as well as all internal and external repairs and maintenance of terminals and other hardware.

Lawrie Chalmers (49): Vice President - Group Human Resources – Mr. Chalmers joined us in April 1998 and is responsible for the group's South African human resources activities, including recruitment, payroll, training and industrial relations.

Dhruv Chopra (36): Vice President: Investor Relations – Mr. Chopra joined us in June 2009 and was previously an analyst at Morgan Stanley, specializing in the payment processing and IT services sectors.

Paul Encarnacao (34): Vice President – Finance – Mr. Encarnacao joined us in June 2004 and is responsible for the preparation of the group's generally accepted accounting principles in the United States of America, or US GAAP, consolidated accounts and statutory reports.

Warren Segall (45): Vice President: Compliance – Mr. Segall joined us in July 2006 and is our compliance officer.

Trevor Smit (53): Vice President: Joint Ventures and Investments – Mr. Smit joined us in May 2007 and provides governance support to our joint ventures as our representative on the various boards of directors.

Cara van Straaten (49): Group Financial Controller – Ms. Van Straaten joined us in July 2004 and is responsible for the group's South African financial function, including financial accounting, taxation and statutory reporting.

ITEM 1A. RISK FACTORS

OUR OPERATIONS AND FINANCIAL RESULTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE DESCRIBED BELOW, THAT COULD ADVERSELY AFFECT OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS, CASH FLOWS, AND THE TRADING PRICE OF OUR COMMON STOCK.

Risks Relating to Our Business

We currently derive approximately 65% of our revenues from the social welfare grants distribution service that we perform for SASSA. Our latest contract with SASSA, dated August 24, 2010, expires on March 31, 2011, and we may be required to bid with competitors for a new contract which may not be awarded to us. If we were to discontinue providing our distribution service to SASSA, we would lose all of these revenues.

We currently derive a substantial majority of our revenues from the social welfare grants distribution service that we perform for SASSA, whereby we distribute these grants in five of the nine provinces of South Africa. For the foreseeable future, our revenues, results of operations and cash flows will depend on this activity. During the years ended June 30, 2010, 2009 and 2008, we derived approximately 66%, 65% and 67%, respectively, of our revenues from our contract with SASSA to distribute social welfare grants. On August 24, 2010, we entered into a new service level agreement with SASSA which expires on March 31, 2011, and we expect that we may be required to bid with competitors for a new contract. If we are unsuccessful in obtaining a new contract and were to discontinue providing our distribution service to SASSA, we would lose all of these revenues.

In early 2007, SASSA commenced a national tender for the award of contracts to distribute social welfare grants throughout South Africa. We participated in the tender process and timely submitted proposals for each of South Africa's nine provinces, as well as a proposal for the entire country. There were a series of extensive delays during the tender process which resulted in numerous extensions of our bid proposals as well as an extension of our existing contracts. On November 3, 2008, SASSA notified bidders that it had terminated the tender process without awarding new contracts, citing a number of defects in the original request for proposal published by SASSA and in the bid evaluation process. In late March 2009, we signed a new one-year contract with SASSA which expired on March 31, 2010 and which was subsequently extended to June 30, 2010. We signed a new agreement with SASSA on August 24, 2010. SASSA has stated that it may commence a new tender process at any time.

SASSA's decision to terminate the original tender process and the ensuing short-term agreements have created substantial uncertainty about the timing and ultimate outcome of the future contract award process. Once SASSA initiates a new tender process, we cannot assure you that the tender will result in our receiving a contract to continue to distribute social welfare grants in each of the five South African provinces where we currently distribute them. If we do not receive a new contract or if we were to discontinue providing our payment service to SASSA, we could lose a substantial majority of our revenues. Even if we do receive a new contract, or one or more extensions of the existing contract, we cannot predict the terms that such contracts will contain. Any new contract or extension we receive may contain pricing or other terms, such as provisions relating to early termination, that could be unfavorable to us. It is also possible that any new tender specification would include a requirement for the successful bidder to pre-fund the social welfare grants in the relevant province for a one month period, as we were required to do under certain of our previous provincial contracts, which would result in significant cash flow funding requirements for the contractor.

The previous tender process and the negotiation of the new contract and subsequent extensions have consumed a substantial amount of our management's time and attention during the past three years. Any future tender initiated by SASSA would require our management to devote further resources to the tender process which could adversely affect their ability to focus on other matters, including potential international business development activities. In addition, we have sued SASSA challenging, among other things, the cancellation of the previous tender process. We cannot predict the outcome of this litigation, or whether or how such litigation will affect the outcome of any future tender process.

Moreover, even if we were to receive a new contract or contract extensions containing similar economic terms to those of our current contract, our profit margin could be adversely affected to the extent that any such contracts would require us to incur significant capital expenditures during the initial implementation phase. Historically, we have incurred a significant portion of the expenses associated with these contracts during the initial implementation phase, which averages approximately 18 months, and have historically enjoyed higher profit margins on these contracts after the completion of the implementation period. Therefore, to the extent that we were to be awarded a new contract that required significant capital expenditures, our profit margins would be adversely affected if the contract were to be terminated for any reason during the implementation period.

Finally, if we were to be awarded one or more contracts by SASSA, an unsuccessful tenderor could seek to challenge the award, which could result in the contract being set aside or could require us to expend time and resources in an attempt to defeat any such challenge.

Our new contract with SASSA is less favorable to us than our previous contract which we expect to adversely affect our results of operations and cash flow for fiscal 2011. Furthermore, the terms of any further renewals or extensions or a contract awarded under a future tender process may be even less favorable to us than the current contract. To the extent that we are unsuccessful in diversifying our business and reducing our dependence on SASSA, our business and profitability will likely suffer.

On August 24, 2010, we entered into a new service level agreement with SASSA which replaces our previous SASSA contract that expired on June 30, 2010. The new agreement is retroactively effective from July 1, 2010, and expires on March 31, 2011. The new contract contains a standard pricing formula for all provinces based on a transaction fee per beneficiary paid, regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month. However, the new contract provides for a reduction in both the level of the transaction fee per beneficiary paid and the guaranteed minimum number of beneficiaries. Because we continue to derive a substantial percentage of our revenues from our SASSA contract, we expect that the terms of the new contract will materially reduce our revenues, operating income, net income and cash flow for fiscal 2011. Further, as described in the preceding risk factor, it is possible that any further extension or renewal of the current contract or even a contract which we may be awarded under a future tender process may be even less favorable to us. While we are making significant efforts to reduce our dependence on our SASSA contract by diversifying our business in South Africa and expanding internationally, to the extent that these efforts are not successful, we may not be able to offset the effects of the current and possible future less favorable terms from SASSA which would have a material adverse effect on our results of operations, financial position and cash flows.

We may undertake acquisitions that could increase our costs or liabilities or be disruptive to our business.

Acquisitions are a significant part of our long-term growth strategy as we seek to grow our business internationally and to deploy our technologies in new markets both inside and outside South Africa. However, we may not be able to locate suitable acquisition candidates at prices that we consider appropriate. If we do identify an appropriate acquisition candidate, we may not be able to successfully negotiate the terms of an acquisition, finance the acquisition or, if the acquisition occurs, integrate the acquired business into our existing business. These transactions may require debt financing or additional equity financing, resulting in additional leverage or dilution of ownership.

Acquisitions of businesses or other material operations and the integration of these acquisitions will require significant attention from our senior management which may divert their attention from our day to day business. The difficulties of integration may be increased by the necessity of coordinating geographically dispersed organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures. We also may not be able to maintain key employees or customers of an acquired business or realize cost efficiencies or synergies or other benefits that we anticipated when selecting our acquisition candidates. In addition, we may need to record write downs from future impairments of intangible assets, which could reduce our future reported earnings. As an example, we have determined to record a goodwill impairment charge of approximately $37.4 million related to our August 2008 acquisition of Net 1 UTA. Finally, acquisition candidates may have liabilities or adverse operating issues that we fail to discover through due diligence prior to the acquisition.

We have recorded and may need to record additional impairment charges relating to our businesses.

We assess the carrying value of goodwill for impairment annually, or more frequently, whenever events occur and circumstances change indicating potential impairment. We perform our annual impairment test as of June 30 of each year. For the fourth quarter of fiscal 2010, we recognized an impairment loss of approximately $37.4 million on goodwill allocated to the Hardware, software and related technology sales segment as a result of deteriorating trading conditions of this segment, particularly at Net1 UTA, and uncertainty surrounding contract finalization dates which will impact future cash flows. A further deterioration in the Hardware, software and related technology sales segment, or in any other of our businesses, may lead to additional impairments in future periods.

It may be difficult for us to implement our acquisition strategy in light of global market and economic conditions.

We believe that it is frequently desirable to issue equity or equity-linked securities, as full or partial consideration for strategic acquisitions. However, our stock price suffered a substantial decline during the second quarter of fiscal 2009 and continues to trade well below its historic trading levels. The decline in our stock price has reduced the feasibility of our pursuing acquisitions in which we would issue our stock, at least in the near term. In addition, the conditions in the global credit markets and other related trends affecting the banking industry have caused significant operating losses and bankruptcies throughout the banking industry which has made acquisition financing more difficult to obtain. If our stock price remains too low to serve as acquisition currency or if we are unable to obtain acquisition financing, we may be unable to take advantage of potential acquisitions or to otherwise expand our business as planned.

A prolonged economic slowdown or lengthy or severe recession in South Africa or elsewhere could harm our operations.

A prolonged economic downturn or recession could materially impact our results from operations. A recessionary economic environment could have a negative impact on mobile phone operators, our cardholders and retailers and could reduce the level of transactions we process and the take-up of financial services we offer, which would, in turn, negatively impact our financial results. If financial institutions and retailers experience decreased demand for their products and services our hardware, software and related technology sales will reduce, resulting in lower revenue.

The loss of the services of Dr. Belamant or any of our other executive officers would adversely affect our business.

Our future financial and operational performance depends, in large part, on the continued contributions of our senior management, in particular, Dr. Serge Belamant, our Chief Executive Officer and Chairman and Herman Kotze, our Chief Financial Officer. Many of our key responsibilities are performed by these two individuals, and the loss of the services of either of them could disrupt our development efforts or business relationships and our ability to continue to innovate and to meet customers' needs, which could have a material adverse effect on our business and financial performance. We do not have employment agreements with our executive officers and they may terminate their employment at any time. We do not maintain any "key person" life insurance policies.

We face a highly competitive employment market and may not be successful in attracting and retaining a sufficient number of skilled employees, particularly in the technical and sales areas and senior management.

Our future success depends on our ability to continue to develop new products and to market these products to our target users. In order to succeed in our product development and marketing efforts, we need to identify, attract, motivate and retain sufficient numbers of qualified technical and sales personnel. An inability to hire and retain such technical personnel would adversely affect our ability to enhance our existing intellectual property, to introduce new generations of technology and to keep abreast of current developments in technology. Demand for personnel with the range of capabilities and experience we require is high and there is no assurance that we will be successful in attracting and retaining these employees. The risk exists that our technical skills and sales base may be depleted over time because of natural attrition. Furthermore, social and economic factors in South Africa have led, and continue to lead, numerous qualified individuals to leave the country, thus depleting the availability of qualified personnel in South Africa. In addition, our multi-country strategy will also require us to hire and retain highly qualified managerial personnel in each of these markets. If we cannot recruit and retain people with the appropriate capabilities and experience and effectively integrate these people into our business, it could negatively affect our product development and marketing activities.

We face competition from the incumbent retail banks in South Africa in the unbanked market segment, which could limit growth in our transaction-based activities segment.

The incumbent South African retail banks have created a common banking product, generally referred to as a "Mzansi" account, for unbanked South Africans, which offers limited transactional capabilities at reduced charges, when compared to the accounts traditionally offered by these banks. According to the FinScope survey, which is an annual survey conducted by the FinMark Trust, a non-profit independent trust, approximately 4.4 million and 3.5 million people in South Africa claimed to use a Mzansi account in 2009 and 2008, respectively. In addition, the 2009 survey indicated that 22% of those surveyed opened a Mzansi account in order to receive a social welfare grant.

It is possible for a social welfare beneficiary to receive grants through a Mzansi or other low-cost banking account. SASSA does not pay us a fee for the disbursement of grants through Mzansi or other low cost bank accounts and to the extent that beneficiaries use these accounts, rather than our smart card, to receive their grants, we will not be able to generate additional revenues from retail spending by these beneficiaries. In contrast, when a beneficiary receives grants through our smart card, we are able to generate incremental revenues from the use of our card in our merchant acquiring system because merchants participating in our merchant acquiring systems are also able to accept UEPS-based smart cards. Thus, our ability to increase our revenues and operating margins will be adversely affected to the extent that there is an increase in the number or percentage of South Africans using Mzansi or other low cost bank accounts to receive their social welfare grants.

The period between our initial contact with a potential customer and the sale of our products or services to that customer tends to be long and may be subject to delays which may have an impact on our revenues.

The period between our initial contact with a potential customer and the purchase of our products and services is often long and subject to delays associated with the budgeting, approval and competitive evaluation processes that frequently accompany significant capital expenditures. A lengthy sales cycle may have an impact on the timing of our revenues, which may cause our quarterly operating results to fall below investor expectations. A customer's decision to purchase our products and services is often discretionary, involves a significant commitment of resources, and is influenced by customer budgetary cycles. To sell our products and services successfully we generally must educate our potential customers regarding the uses and benefits of our products and services, which can require the expenditure of significant time and resources; however, there can be no assurance that this significant expenditure of time and resources will result in actual sales of our products and services.

We may face competition from other companies that offer smart card technology and other innovative payment technologies, which could result in loss of our existing business and adversely impact our ability to successfully market additional products and services.

In addition to competition that we face from the use of cash, checks, credit and debit cards, existing payment systems and the providers of financial services and low cost bank accounts such as Mzansi, there are a number of other products that use smart card technology in connection with a funds transfer system. During the past several years, smart card technology has become increasingly prevalent. We believe that the most competitive product in this marketplace is EMV, a system that is promoted by Visa Inc., MasterCard International and EuroPay International. Our ability to maintain our existing South African government contracts could be adversely affected to the extent that, in the future, the promoters of any of these systems would choose to compete directly in the South African pension and welfare business.

We also may face competition from companies to which we have licensed our technology. In 1997, we entered into a technology license agreement with Visa. Under that agreement, Visa purchased a non-exclusive, perpetual, worldwide license to our technology rights, as defined in the agreement, relating to our UEPS technology and an exclusive, perpetual, worldwide license under our patents, as defined in the agreement, licensed to Visa that is exclusive to the financial services industry, as defined in the agreement. Our Visa agreement grants back to us the non-exclusive right under our Visa-licensed patents to make, use and sell our payment systems and other products in the financial services industry as discussed in the agreement. In our Visa agreement, Visa agrees not to grant a sublicense to any payment system to any entities in the financial services industry who are not members of Visa already if such entity already has a right to use such payment systems from us. The agreement permits Visa to sublicense our licensed technology rights to any of its members, any entity in the financial services industry or any entity outside of the financial services industry that provides products to Visa or its sublicensees. The agreement prohibits us from licensing our technology rights, not just our licensed patents, to any of Visa's competitors, including MasterCard, Europay, American Express Company, Discover Financial Services, Diners Club International Credit Card Co., Carte Blanche Card or JCB International Credit Card Co. or any of their parents, subsidiaries or affiliates. We may need Visa's consent, not to be unreasonably withheld, in order to transfer or assign our rights and obligations under the agreement. As this agreement does not contain a termination date and contains restrictions on our ability to license our technology rights in the financial services industry and to competitors of Visa, we may not be able to realize the full value of our technology rights.

Moreover, as our product offerings increase and gain market acceptance, banks in South Africa and other jurisdictions in which we operate may seek governmental or other regulatory intervention if they view us as disrupting their funds transfer or other businesses.

System failures, including breaches in the security of our system, could harm our business.

We may experience system failures from time to time, and any lengthy interruption in the availability of our back-end system computer could harm our revenues and profits, and could subject us to the scrutiny of our government customers.

Frequent or persistent interruptions in our services could cause current or potential customers and users to believe that our systems are unreliable, leading them to avoid our technology altogether, and could permanently harm our reputation and brands. These interruptions would increase the burden on our engineering staff, which, in turn, could delay our introduction of new applications and services. Finally, because our customers may use our products for critical transactions, any system failures could result in damage to our customers' businesses. These customers could seek significant compensation from us for their losses. Even if unsuccessful, this type of claim could be time consuming and costly for us to address.

Although our systems have been designed to reduce downtime in the event of outages or catastrophic occurrences, they remain vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. Some of our systems are not fully redundant, and our disaster recovery planning may not be sufficient for all eventualities.

Protection against fraud is of key importance to the purchasers and end users of our solutions. We incorporate security features, including encryption software, biometric identification and secure hardware, into our solutions to protect against fraud in electronic transactions and to provide for the privacy and integrity of card holder data. Our solutions may be vulnerable to breaches in security due to defects in the security mechanisms, the operating system and applications or the hardware platform. Security vulnerabilities could jeopardize the security of information transmitted using our solutions. If the security of our solutions is compromised, our reputation and marketplace acceptance of our solutions will be adversely affected, which would cause our business to suffer, and we may become subject to damage claims. We have not yet experienced any security breaches affecting our business.

Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems with our system could result in lengthy interruptions in our services. Our current business interruption insurance may not be sufficient to compensate us for losses that may result from interruptions in our service as a result of system failures.

The failure of any bank or financial institution in which we keep our cash and cash equivalents may prevent us from funding our business or may lead to substantial losses of assets.

We maintain a significant amount of cash and cash equivalents to fund our business operations at several major South African and European banks and financial institutions. As of June 30, 2010, we maintained an aggregate of $153.7 million in cash and cash equivalents which were deposited with such banks and financial institutions. Although we maintain a policy of entering into transactions only with South African and European banks and financial institutions that have ratings acceptable to our board, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings, due to the recent credit crisis and global economic conditions, it is possible that despite such ratings, one or more of these banks or financial institutions may fail. The failure of one or more of these institutions may cause us to lose a significant amount of cash and cash equivalents. In addition to the actual value of our company which would be reduced due to the loss of cash and cash equivalents, our business could be materially and adversely affected by the failure of any institution where we maintain our cash and cash equivalents. Although to date we have not experienced any such losses or been prevented from funding our business operations, in light of recent global economic conditions such losses may occur in the future.

Our strategy of partnering with companies outside South Africa may not be successful.

In order for us to expand our operations into foreign markets, it may be necessary for us to establish partnering arrangements with companies outside South Africa, such as the ones we have established in Namibia, Botswana, Nigeria, Colombia and Vietnam. The success of these endeavors is, however, subject to a number of factors over which we have little or no control, such as finding suitable partners with the appropriate financial, business and technical backing and continued governmental support for planned implementations. In some countries, finding suitable partners and obtaining the appropriate support from the government involved may take a number of years before we can commence implementation. Some of these partnering arrangements may take the form of joint ventures in which we receive a minority interest. Minority ownership carries with it numerous risks, including dependence on partners to provide knowledge of local market conditions and to facilitate the acquisition of any necessary licenses and permits, as well as the inability to control the joint venture vehicle and to direct its policies and strategies. Such a lack of control could result in the loss of all or part of our investment in such entities. In addition, our foreign partners may have different business methods and customs which may be unfamiliar to us and with which we disagree. Our joint venture partners may not be able to implement our business model in new areas as efficiently and quickly as we have been able to do in South Africa. Furthermore, limitations imposed on Net1 Applied Technologies South Africa Limited, or New Aplitec, by South African exchange control regulations, as well as limitations imposed on us by the Investment Company Act of 1940, may limit our ability to establish partnerships or entities in which we do not obtain a controlling interest. In addition, certain of our licensees, including Visa, have become our competitors and this could occur with our joint venture partners in the future.

We may have difficulty managing our growth, especially as we expand our business internationally.

We continue to experience growth, both in the scope of our operations and size of our organization. This growth is placing significant demands on our management, especially as we expand our business internationally. Continued growth would increase the challenges involved in implementing appropriate operational and financial systems, expanding our technical and sales and marketing infrastructure and capabilities, providing adequate training and supervision to maintain high quality standards, and preserving our culture and values. International growth, in particular, means that we must become familiar and comply with complex laws and regulations in other countries, especially laws relating to taxation.

Additionally, continued growth will place significant additional demands on our management and our financial and operational resources, and will require that we continue to develop and improve our operational, financial and other internal controls. If we cannot scale and manage our business appropriately, we will not experience our projected growth and our financial results may suffer.

We pre-fund the payment of social welfare grants through our merchant acquiring system and a significant level of payment defaults by these merchants would adversely affect us.

We pre-fund social welfare grants through the merchants who participate in our merchant acquiring system in the provinces where we operate. These pre-funding obligations expose us to the risk of default by these merchants. Although we have not experienced any material defaults by merchants in the return of pre-funded amounts to us, we cannot guarantee that material defaults will not occur in the future. A material level of merchant defaults could have a material adverse effect on us, our financial position and results of operations.

We may incur material losses in connection with our distribution of cash to recipients of social welfare grants.

Many social welfare recipients use our services to access cash using their smart cards. We use armored vehicles to deliver large amounts of cash to rural areas across South Africa to enable these welfare recipients to receive this cash. In some cases, we also store the cash that will be delivered by the armored vehicles in depots overnight or over the weekend to facilitate delivery to these rural areas. We cannot insure against the risk of loss or theft of cash from our delivery vehicles as we have not identified any insurance underwriters willing to accept this risk on reasonable terms. Therefore, we will bear the full cost of any loss or theft in connection with the delivery process, and such loss could materially and adversely affect our financial condition, cash flows and results of operations. The Company did not incur any material losses resulting from cash distribution during fiscal 2010, 2009 or 2008, but there is no assurance that we will not incur material losses in the future.

We depend upon third-party suppliers, making us vulnerable to supply shortages and price fluctuations, which could harm our business.

We obtain our smart cards, POS devices and the other hardware we use in our business from a limited number of suppliers, and do not manufacture this equipment ourselves. We generally do not have long-term agreements with our manufacturers or component suppliers. If our suppliers become unwilling or unable to provide us with adequate supplies of parts or products when we need them, or if they increase their prices, we may not be able to find alternative sources in a timely manner and could be faced with a critical shortage. This could harm our ability to implement new systems and cause our revenues to decline. Even if we are able to secure alternative sources in a timely manner, our costs could increase. A supply interruption or an increase in demand beyond current suppliers' capabilities could harm our ability to distribute our equipment and thus, to acquire a new source of customers who use our UEPS technology. Any interruption in the supply of the hardware necessary to operate our technology, or our inability to obtain substitute equipment at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers, which would have an adverse effect on our business.

Shipments of our electronic payment systems may be delayed by factors outside of our control, which can harm our reputation and our relationships with our customers.

The shipment of payment systems requires us or our manufacturers, distributors or other agents to obtain customs or other government certifications and approvals and, on occasion, to submit to physical inspection of our systems in transit. Failure to satisfy these requirements, and the very process of trying to satisfy them, can lead to lengthy delays in the delivery of our solutions to our direct or indirect customers. Delays and unreliable delivery by us may harm our reputation and our relationships with our customers.

Risks Relating to Operating in South Africa and Other Emerging Markets

Fluctuations in the value of the South African rand have had, and will continue to have, a significant impact on our reported results of operations, which may make it difficult to evaluate our business performance between reporting periods and may also adversely affect our stock price.

The South African rand, or ZAR, is the primary operating currency for our business operations while our financial results are reported in US dollars. This means that as long as the ZAR remains our primary operating currency, depreciation in the ZAR against the US dollar, and to a lesser extent, the euro, would negatively impact our reported revenue and net income, while a strengthening of the ZAR would have the opposite effect. Depreciation in the ZAR may negatively impact the prices at which our stock trades. The US dollar/ZAR exchange rate has historically been volatile and we expect this volatility to continue. The ZAR was significantly weaker overall during 2009 than during 2010 and 2008, which negatively affected our reported 2009 results of operations when compared to 2010 and 2008. We provide detailed information about historical exchange rates in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Currency Exchange Rate Information."

Due to the significant fluctuation in the value of the ZAR and its impact on our reported results, you may find it difficult to compare our results of operations between financial reporting periods even though we provide supplemental information about our results of operations determined on a ZAR basis. This difficulty may increase as we expand our business internationally and record additional revenue and expenses in the euro and other currencies. It may also have a negative impact on our stock price.

We generally do not engage in any currency hedging transactions intended to reduce the effect of fluctuations in foreign currency exchange rates on our results of operations, other than economic hedging relating to our inventory purchases which are settled in US dollars or euros. We have used forward contracts in order to hedge our economic exposure to the ZAR/US dollar and ZAR/euro exchange rate fluctuations from these foreign currency transactions. We cannot guarantee that we will enter into hedging transactions in the future or, if we do, that these transactions will successfully protect us against currency fluctuations.

South Africa's high levels of poverty, unemployment and crime may increase our costs and impair our ability to maintain a qualified workforce.

While South Africa has a highly developed financial and legal infrastructure, it also has high levels of crime and unemployment and there are significant differences in the level of economic and social development among its people, with large parts of the population, particularly in the rural areas, having limited access to adequate education, healthcare, housing and other basic services, including water and electricity. Government policies aimed at alleviating and redressing the disadvantages suffered by the majority of citizens under previous governments may increase our costs and reduce our profitability, all of which could negatively affect our business. These problems may prompt emigration of skilled workers, hinder investment into South Africa and impede economic growth. As a result, we may have difficulties attracting and retaining qualified employees.

The economy of South Africa is exposed to high inflation and interest rates which could increase our operating costs and thereby reduce our profitability.

The economy of South Africa in the past has been, and in the future may continue to be, characterized by rates of inflation and interest rates that are substantially higher than those prevailing in the United States and other highly developed economies. High rates of inflation could increase our South African-based costs and decrease our operating margins. Although higher interest rates would increase the amount of income we earn on our cash balances, they would also adversely affect our ability to obtain cost-effective debt financing in South Africa.

If we do not achieve applicable black economic empowerment objectives in our South African businesses, we risk losing our government and private contracts. In addition, it is possible that we may be required to achieve black shareholding of our company in a manner that could dilute your ownership.

The South African government, through the Broad-Based Black Economic Empowerment Act, 2003, established a legislative framework for the promotion of BEE. The law recognizes two distinct mechanisms for the achievement of BEE objectives—compliance with codes of good practice, which have already been issued, and compliance with industry-specific transformation charters. Although the charter that will likely apply to our company has not yet been finalized, we believe it is likely that the charter will not differ substantially from the codes of good practice. Achievement of BEE objectives is measured by a "scorecard" which establishes a weighting to various components of BEE. One component of BEE is achieving a certain percentage of shareholdings by black South Africans in South African businesses over a period of years. This shareholding component carries the highest BEE scorecard weighting. Other components include procuring goods and services from black-owned businesses or from businesses that have earned good BEE scores and achieving certain levels of black South African employment. Compliance with the codes and applicable charters are not enforced through civil or criminal sanction, but compliance does affect the ability of a company to secure contracts in the public and private sectors. Thus, it will be important for us to achieve applicable BEE objectives. Failing to do so could jeopardize our ability to maintain existing business, including our South African pension and welfare business, or to secure future business.

We have taken a number of actions as a company to increase empowerment of black South Africans. However, it is possible that these actions may not be sufficient to enable us to achieve applicable BEE objectives. In that event, in order to avoid risking the loss of our government and private contracts, we may have to seek to comply through other means, including by selling shares of Net1 or of our South African subsidiaries to black South Africans. Such sales of shares could have a dilutive impact of your ownership interest, which could cause the market price of our stock to decline.

South African exchange control regulations could hinder our ability to make foreign investments and obtain foreign-denominated financing.

South Africa's exchange control regulations restrict the export of capital from South Africa, the Republic of Namibia and the Kingdoms of Lesotho and Swaziland, known collectively as the Common Monetary Area without the prior approval of SARB. While the South African government has relaxed exchange controls in recent years, it is difficult to predict whether or how it will further relax or abolish exchange control measures in the foreseeable future.

Although Net1 is a US corporation and is not itself subject to South African exchange control regulations, these regulations do restrict the ability of our South African subsidiaries to raise and deploy capital outside the Common Monetary Area, to borrow money in currencies other than the South African rand and to hold foreign currency. Exchange control restrictions may also affect the ability of these subsidiaries ability to pay dividends to Net1 unless the affected subsidiary can show that any payment of such dividend will not place it in an over borrowed position. As of June 30, 2010, approximately 91% of our cash and cash equivalents were held by our South African subsidiaries. Exchange control regulations could make it difficult for our South African subsidiaries to: (i) export capital from South Africa; (ii) hold foreign currency or incur indebtedness denominated in foreign currencies without the approval of SARB; (iii) acquire an interest in a foreign venture without the approval of SARB and first having complied with the investment criteria of SARB; (iv) repatriate to South Africa profits of foreign operations; and (v) limit our business to utilize profits of one foreign business to finance operations of a different foreign business.

Under current exchange control regulations, SARB approval would be required for any acquisition of our company which would involve payment to our South African shareholders of any consideration other than South African rand. This restriction could limit our management in its ability to consider strategic options and thus, our shareholders may not be able to realize the premium over the current trading price of our shares.

HIV/AIDS and tuberculosis are major healthcare challenges in South Africa and other sub-Saharan countries. The prevalence of these diseases may force us to incur costs relating to the loss of personnel, reduction in the productivity of our workforce and recruiting and training of new personnel.

HIV/AIDS and tuberculosis, which is exacerbated in the presence of HIV/AIDS, are major healthcare challenges in South Africa and other sub-Saharan countries. We cannot estimate how much of our South African workforce may be infected with HIV/AIDS, due to the high prevalence of HIV/AIDS in South Africa, we may incur costs relating to the loss of personnel and the related loss of productivity as well as medical costs and costs relating to recruiting and training of new personnel. In addition, the potential for increased mortality rates due to HIV/AIDS deaths to reduce or slow the growth of the South African population could adversely impact our growth. Most of these factors are beyond our control. We are not able to quantify the impact of HIV/AIDS on our growth or costs and cannot assure you that the costs we will incur in connection with this epidemic will not have a material adverse effect on us, our financial condition and our operations.

Most of South Africa's major industries are unionized, and the majority of employees belong to trade unions. We face the risk of disruption from labor disputes and new South African labor laws.

In the past, trade unions have had a significant impact on the collective bargaining process as well as on social and political reform in South Africa in general. Although only approximately five percent of our workforce is unionized and we have not experienced any labor disruptions in recent years, such labor disruptions may occur in the future. In addition, developments in South African labor laws may increase our costs or alter our relationship with our employees and trade unions, which may have an adverse effect on us, our financial condition and our operations.

Operating in South Africa and other emerging markets subjects us to greater risks than those we would face if we operated in more developed markets.

Emerging markets such as South Africa, as well as some of the other markets into which we have recently begun to expand, including African countries outside South Africa, South America, Southeast Asia and Central and Eastern Europe, are subject to greater risks than more developed markets. While we focus our business primarily on emerging markets because that is where we perceive there to be the greatest opportunities to market our products and services successfully, the political, economic and market conditions in many of these markets present risks that could make it more difficult to operate our business successfully.

Some of these risks include:

- political and economic instability, including higher rates of inflation and currency fluctuations;
- high levels of corruption, including bribery of public officials;
- loss due to civil strife, acts of war or terrorism, guerrilla activities and insurrection;
- a lack of well-developed legal systems which could make it difficult for us to enforce our intellectual property and contractual rights;
- logistical and communications challenges;
- potential adverse changes in laws and regulatory practices, including import and export license requirements and restrictions, tariffs, legal structures and tax laws;
- difficulties in staffing and managing operations and ensuring the safety of our employees;
- restrictions on the right to convert or repatriate currency or export assets;
- greater risk of uncollectible accounts and longer collection cycles;
- indigenization and empowerment programs; and
- exposure to liability under US securities and foreign trade laws, including the Foreign Corrupt Practices Act, or FCPA, and regulations established by the US Department of Treasury's Office of Foreign Assets Control, or OFAC.

Many of these countries and regions are in various stages of developing institutions and political, legal and regulatory systems that are characteristic of democracies. However, institutions in these countries and regions may not yet be as firmly established as they are in democracies in the developed world. Many of these countries and regions are also in the process of transitioning to a market economy and, as a result, are experiencing changes in their economies and their government policies that can affect our investments in these countries and regions. Moreover, the procedural safeguards of the new legal and regulatory regimes in these countries and regions are still being developed and, therefore, existing laws and regulations may be applied inconsistently. In some circumstances, it may not be possible to obtain the legal remedies provided under those laws and regulations in a timely manner.

As the political, economic and legal environments remain subject to continuous development, investors in these countries and regions face uncertainty as to the security of their investments. Any unexpected changes in the political or economic conditions in these or neighboring countries or others in the region may have a material adverse effect on the international investments that we have made or may make in the future, which may in turn have a material adverse effect on our business, operating results, cash flows and financial condition.

Risks Relating to Government Regulation

We are required to comply with certain US laws and regulations, including the Foreign Corrupt Practices Act as well as economic and trade sanctions, which could adversely impact our future growth.

We must comply with the FCPA, which prohibits US companies or their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity or obtain any unfair advantage. In addition, OFAC administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on US foreign policy and national security goals.

Any failure by us to adopt appropriate compliance procedures and ensure that our employees, agents and business partners comply with the FCPA could subject us to substantial penalties. In addition, the requirement that we comply with the FCPA could put us at a competitive disadvantage with companies that are not required to comply with the FCPA or could otherwise harm our business. For example, in many emerging markets, there may be significant levels of official corruption, and thus, bribery of public officials may be a commonly accepted cost of doing business. Our refusal to engage in illegal behavior, such as paying bribes, may result in us not being able to obtain business that we might otherwise have been able to secure or possibly even result in unlawful, selective or arbitrary action being taken against us by foreign officials. Furthermore, the trade sanctions administered and enforced by OFAC target countries which are typically less developed countries. Since less developed countries present some of the best opportunities for us to expand our business internationally, restrictions against entering into transactions with those foreign countries, as well as with certain entities and individuals in those countries, can adversely affect our ability to grow our business.

Changes in current South African government regulations relating to social welfare grants could adversely affect our revenues and cash flows.

We derive a substantial portion of our current business from the distribution of social welfare grants onto smart cards in South Africa and the transaction fees resulting from use of these smart cards. Because social welfare eligibility and grant amounts are regulated by the South African government, any changes to or reinterpretations of the government regulations relating to social welfare may result in the non-renewal or reduction of grants for certain individuals, or a determination that currently eligible social welfare grant recipients are no longer eligible. If any of these changes were to occur, the number of smart cards in use could decrease, the amount of money on any particular smart card could decrease or the amount of transactions effected on any particular smart card may decrease, all of which could result in a reduction of our revenues and cash flows.

We do not have a South African banking license and therefore we provide our wage payment solution through an arrangement with a third party bank, which limits our control over this business and the economic benefit we derive from it. If this arrangement were to terminate, we would not be able to operate our wage payment business without alternate means of access to a banking license

The South African retail banking market is highly regulated, but the South African government has identified the need to service the unbanked market through the liberalization of the regulatory environment in order for retailers and non-banking service providers to innovate products and delivery channels for the unbanked market. However, under current law and regulations, a portion of our South African wage payment business activities in the unbanked market requires us to be registered as a bank in South Africa or to have access to an existing banking license. We are not currently so registered, but we have entered into a co-operation agreement with Grindrod Bank through which our wage payment solution is being implemented by Grindrod Bank's retail division. As a result of this arrangement, we do not have complete control over the marketing and implementation of our wage payment system and we have to share the economic benefits with Grindrod Bank. If the co-operation agreement were to be terminated, we would not be able to operate our wage payment business unless we were able to obtain access to a banking license through alternate means.

In addition, the South African Financial Advisory and Intermediary Services Act, 2002, requires persons who give advice regarding the purchase of financial products or who act as intermediaries between financial product suppliers and consumers in South Africa to register as financial service providers. We have applied for a license under this Act in order to continue to provide advice and intermediary services in respect of the financial products on which we advise and the payment processing services we provide in South Africa on behalf of insurers and other financial product suppliers. If we fail to obtain this license, we may be stopped from continuing this part of our business in South Africa.

Our payment processing businesses in South Africa are subject to substantial governmental regulation and may be adversely affected by liability under, or any future inability to comply with, existing or future regulations or requirements.

Our payment processing activities are subject to extensive regulation. Compliance with the requirements under these various regulatory regimes may cause us to incur significant additional costs and failure to comply with such requirements could result in the shutdown of the non-complying facility, the imposition of liens, fines and/or civil or criminal liability.

We may be subject to privacy laws in South Africa and other jurisdictions in which we operate. Compliance with these laws may adversely affect our ability to operate our business most effectively. Moreover, we could face liability for damages if we are found to have violated any of these privacy laws.

Our collection, storage and processing, and any disclosure of, customer and employee personal information must comply with South Africa's privacy laws, which are at various stages of legislative and judicial development. However, South African common law and the Constitution of the Republic of South Africa, 1996, do recognize an individual's right to privacy, and there are some statutes and other regulations which have been enacted that apply to us and the way we operate our business. For example, one statute sets out a framework for the electronic collection, processing, storage and disclosure of personal information. Although compliance with this statute is voluntary, a South African court could determine that we would be violating an individual's right to privacy if we do not operate in compliance with this framework. In addition, South African law requires that we must keep confidential the HIV status of the people that participate in any HIV/AIDS program.

New privacy laws may be enacted in the future which could adversely affect the way we do business, and we could be required to devote substantial management time and resources to comply with these new laws. In addition, if we violate, or are judged to have violated, the privacy rights of people whose information we collect, store and process, we could become liable for damages, which could have a material adverse effect on our financial condition, cash flows or results of operations.

Risks Relating to Intellectual Property

Patent competition may adversely affect our products or processes, and limited patent protection, a lack of proprietary protection and the potential to incur costly litigation could be harmful to our operations.

Our products and technology have unique characteristics and structures and, as a result, are subject to patent protection, the extent of which varies from country to country. During the life of a patent, a product is only subject to competition by non-infringing products. However, aggressive patenting by our competitors and potential patent piracy may threaten protected products and processes and may result in an increased patent infringement risk, especially in emerging economies such as those where we currently operate. The expiration of a patent may also result in increased competition in the market for the previously patented products and processes. The patents for our FTS will expire at various dates ending in 2011. Lack of patent protection could have a material adverse effect on our business, operating results, cash flows and financial condition. In addition, to date, we have relied not only on patent protections, but also on trade secret, trademark and copyright laws, as well as nondisclosure, licensing and other contractual arrangements to protect the proprietary aspects of our solutions. Other than the patents discussed above, we do not own any other patents that protect important aspects of our current solutions. We will, however, prepare patent applications where possible for technology related to our smart cards and UEPS system when we believe it is appropriate to do so. These applications and contractual arrangements and our reliance on these laws may not be successful.

Litigation to enforce our intellectual property rights or protect our trade secrets could result in substantial costs and may not be successful. Any loss of, or inability to protect, intellectual property in our technology could diminish our competitive advantage and also seriously harm our business. In addition, the laws of certain foreign countries may not protect our intellectual property rights to the same extent as do the laws in countries where we currently have patent protection. Our means of protecting our intellectual property rights in countries where we currently have patent protection or any other country in which we operate, may not be adequate to fully protect our intellectual property rights. Similarly, if third parties claim that we infringe their intellectual property rights, we may be required to incur significant costs and devote substantial resources to the defense of such claims. We may be required to discontinue using and selling any infringing technology and services, to expend resources to develop non-infringing technology or to purchase licenses or pay royalties for other technology. In addition, if we are unsuccessful in defending any such third-party claims, we could suffer costly judgments and injunctions that could materially adversely affect our business, results of operations or financial condition.

The copyrights and certain related intellectual property rights in earlier versions of our UEPS software are jointly owned and potentially subject to non-exclusive rights, which may reduce our future revenues.

While we own the exclusive copyrights in the current version of the UEPS software, these copyrights are subject to the preexisting copyrights in the earlier versions of our software that are owned jointly by us and Nedbank Limited, or Nedbank. As joint owners of the copyrights in these earlier versions of our software that existed prior to July 2000, there is a risk that Nedbank could license these works to others and otherwise commercially exploit these earlier works. Under our Nedbank agreements, Nedbank also acquired the right to request a license of our South African and US FTS patents and of all technology and know-how relating to the UEPS described in those earlier patents from us for entities partly owned by Nedbank that are located anywhere within South Africa and neighboring countries. Under these licenses, Nedbank would pay us a license fee, with us supplying smart cards or being paid a royalty if the cards are obtained from a third party. If Nedbank licenses our works to others or otherwise commercially exploits our technology and know-how related to UEPS, our future revenues may be reduced.

Our current license agreement with Visa imposes long-term restrictions on our ability to license rights in our technology and could inhibit our ability to realize additional revenue from these rights in our technology.

In 1997, we entered into a technology license agreement with Visa. Under that agreement, Visa purchased a non-exclusive, perpetual, worldwide license to our technology rights, as defined in the agreement, relating to our UEPS technology and an exclusive, perpetual, worldwide license under our patents, as defined in the agreement, licensed to Visa that is exclusive to the financial services industry, as defined in the agreement. Our Visa agreement grants back to us the non-exclusive right under our Visa-licensed patents to make, use and sell our payment systems and other products in the financial services industry as discussed in the agreement. In our Visa agreement, Visa agrees not to grant a sublicense to any payment system to any entities in the financial services industry who are not members of Visa already if such entity already has a right to use such payment systems from us.

The agreement permits Visa to sublicense our licensed technology rights to any of its members, any entity in the financial services industry or any entity outside of the financial services industry that provides products to Visa or its sublicensees. The agreement prohibits us from licensing our technology rights, not just our licensed patents, to any of Visa's competitors, including MasterCard, Europay, American Express Company, Discover Financial Services, Diners Club International Credit Card Co., Carte Blanche Card or JCB International Credit Card Co. or any of their parents, subsidiaries or affiliates. We may need Visa's consent, not to be unreasonably withheld, in order to transfer or assign our rights and obligations under the agreement. As this agreement does not contain a termination date and contains restrictions on our ability to license our technology rights in the financial services industry and to competitors of Visa, we may not be able to realize the full value of our technology rights.

Our license agreement with Visa substantially impacts our ability to defend and enforce our patents licensed to Visa and could substantially inhibit our ability to protect the rights in our technology.

Under our license agreement with Visa, we are restricted from suing Visa, its members and any third-party vendors or customers of Visa or its members for infringement of our technology rights licensed to Visa in connection with their manufacture, use or sale of any product or service offered by Visa. The license also grants Visa sole discretion with regard to enforcement of any of the licensed technology rights against third parties in the financial services industry. Under the agreement, Visa has the right to control the prosecution and maintenance of the patents and related patent applications we have licensed to Visa in all jurisdictions, and we are obligated to cooperate and support any of Visa's actions in this regard. This arrangement could substantially impact our ability to defend these patents, and could make enforcement actions against our competitors more difficult.

Risks Relating to our Common Stock

Our stock price has been and may continue to be volatile.

Our stock price has experienced recent significant volatility. During the 2010 fiscal year, our stock price ranged from a low of $12.36 to a high of $22.47. We expect that the trading price of our common stock may continue to be volatile as a result of a number of factors, including, but not limited to the following:

- developments or the absence of developments in obtaining a new tender or contract from SASSA;
- fluctuations in currency exchange rates, particularly the US dollar/ZAR exchange rate;
- quarterly variations in our operating results, especially if our operating results fall below the expectations of securities analysts and investors;
- announcements of acquisitions or disposals;
- the timing of or delays in the commencement, implementation or completion of major projects;
- large purchases or sales of our common stock;
- general conditions in the markets in which we operate; and
- economic and financial conditions.

In particular, differences in relative growth rates between our businesses in our established markets for certain products and unestablished markets may have a significant effect on our operating results, particularly our reported operating profit margin, in any individual quarter, with unestablished market sales typically carrying lower margins in the initial phases of our operations in a new area or the introduction of a new product to an area in which we already operate. Certain transactions are difficult to predict and may have a significant effect on our operating results. Sales of this nature include hardware sales to customers and to our "SmartSwitch" investments and cause fluctuations in revenue and operating income when they occur.

We may seek to raise additional financing by issuing new securities with terms or rights superior to those of our shares of common stock, which could adversely affect the market price of our shares of common stock.

We may require additional financing to fund future operations, including expansion in current and new markets, programming development and acquisition, capital costs and the costs of any necessary implementation of technological innovations or alternative technologies, or to fund acquisitions. Because of the exposure to market risks associated with economies in emerging markets, we may not be able to obtain financing on favorable terms or at all. If we raise additional funds by issuing equity securities, the percentage ownership of our current shareholders will be reduced, and the holders of the new equity securities may have rights superior to those of the holders of shares of common stock, which could adversely affect the market price and voting power of shares of common stock. If we raise additional funds by issuing debt securities, the holders of these debt securities would similarly have some rights senior to those of the holders of shares of common stock, and the terms of these debt securities could impose restrictions on operations and create a significant interest expense for us.

We may have difficulty raising necessary capital to fund operations or acquisitions as a result of market price volatility for our shares of common stock.

In recent years, the securities markets in the United States have experienced a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values or prospects of such companies. For these reasons, our shares of common stock can also be expected to be subject to volatility resulting from purely market forces over which we will have no control. If our business development plans are successful, we may require additional financing to continue to develop and exploit existing and new technologies, to expand into new markets and to make acquisitions, all of which may be dependent upon our ability to obtain financing through debt and equity or other means.

Issuances of significant amounts of stock in the future could potentially dilute your equity ownership and adversely affect the price of our common stock.

We believe that it is necessary to maintain a sufficient number of available authorized shares of our common stock in order to provide us with the flexibility to issue shares for business purposes that may arise from time to time. For example, we could sell additional shares to raise capital to fund our operations or to acquire other businesses, issue additional shares under our stock incentive plan or declare a stock dividend. Our board may authorize the issuance of additional shares of common stock without notice to, or further action by, our shareholders, unless shareholder approval is required by law or the rules of the NASDAQ Stock Market. The issuance of additional shares could dilute the equity ownership of our current shareholders. In addition, additional shares that we issue would likely be freely tradable which could adversely affect the trading price of our common stock.

Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price. Our management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2010, excluded the operations of MediKredit and FIHRST. If we are not able to integrate MediKredit and FIHRST's operations into our internal control over financial reporting, our internal control over financial reporting may not be effective.

Under Section 404 of the Sarbanes-Oxley Act of 2002, or Sarbanes, we are required to furnish a management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting. We are required to report, among other things, control deficiencies that constitute a "material weakness" or changes in internal control that materially affect, or are reasonably likely to materially affect, internal control over financial reporting. A "material weakness" is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.

The requirement to evaluate and report on our internal controls also applies to companies that we acquire. As private companies, MediKredit and FIHRST were not required to comply with Sarbanes prior to the acquisitions by us. The integration of these operations into our internal control over financial reporting has required significant time and resources from our management and other personnel and may increase our compliance costs. As permitted by SEC rules, our management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2010, excluded the operations of MediKredit and FIHRST. If we fail to successfully integrate these operations into our internal control over financial reporting, our internal control over financial reporting may not be effective.

While we continue to dedicate resources and management time to ensuring that we have effective controls over financial reporting, including with respect to the MediKredit and FIHRST operations, failure to achieve and maintain an effective internal control environment could have a material adverse effect on the market's perception of our business and our stock price.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions based upon U.S. laws, including the federal securities laws or other foreign laws, against us or our directors and officers and experts.

While Net1 is incorporated in the state of Florida, United States, the company is headquartered in Johannesburg, South Africa and substantially all of the company's assets are located outside the United States.

In addition, the majority of Net1's directors and officers reside outside of the United States and our experts, including our independent registered public accountants, are based in South Africa. As a result, even though you could effect service of legal process upon Net1, as a Florida corporation, in the United States, you may not be able to collect any judgment obtained against Net1 in the United States, including any judgment based on the civil liability provisions of the U.S. federal securities laws, because substantially all of our assets are located outside the United States. Moreover, it may not be possible for you to effect service of legal process upon the majority of our directors and officers or upon our experts within the United States or elsewhere outside South Africa and any judgment obtained against any of our foreign directors, officers and experts in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by a South African court. A foreign judgment is not directly enforceable in South Africa, but constitutes a cause of action which will be enforced by South African courts provided that:

- the court or arbitral body which pronounced the judgment had international jurisdiction and competence to entertain the case according to the principles recognized by South African law with reference to the jurisdiction of foreign courts;
- the judgment is final and conclusive (that is, it cannot be altered by the court which pronounced it);
- the judgment has not lapsed;
- the recognition and enforcement of the judgment by South African courts would not be contrary to public policy in South Africa, including observance of the rules of natural justice which require that no award is enforceable unless the defendant was duly served with documents initiating proceedings, that he was given a fair opportunity to be heard and that he enjoyed the right to be legally represented in a free and fair trial before an impartial tribunal;
- the judgment was not obtained by improper or fraudulent means;
- the judgment does not involve the enforcement of a penal or foreign revenue law or any award of multiple or punitive damages; and
- the enforcement of the judgment is not otherwise precluded by the provisions of the Protection of Business Act 99 of 1978 (as amended), of the Republic of South Africa.

It has been the policy of South African courts to award compensation for the loss or damage actually sustained by the person to whom the compensation is awarded. South African courts have awarded compensation to shareholders who have suffered damages as a result of a diminution in the value of their shares based on various actions by the corporation and its management. Although the award of punitive damages is generally unknown to the South African legal system, that does not mean that such awards are necessarily contrary to public policy. Whether a judgment was contrary to public policy depends on the facts of each case. Exorbitant, unconscionable, or excessive awards will generally be contrary to public policy. South African courts cannot enter into the merits of a foreign judgment and cannot act as a court of appeal or review over the foreign court. Further, if a foreign judgment is enforced by a South African court, it will be payable in South African currency. Also, under South Africa's exchange control laws, the approval of SARB is required before a defendant resident in South Africa may pay money to a non-resident plaintiff in satisfaction of a foreign judgment enforced by a court in South Africa.

It is doubtful whether an original action based on United States federal securities laws may be brought before South African courts. A plaintiff who is not resident in South Africa may be required to provide security for costs in the event of proceedings being initiated in South Africa. Furthermore, the Rules of the High Court of South Africa require that documents executed outside South Africa must be authenticated for the purpose of use in South African courts.

In reaching the foregoing conclusions, we consulted with our South African legal counsel, Cliffe Dekker Hofmeyr Inc.

We may become subject to a US tax liability for failing to withhold on certain distributions on instruments issued in connection with the Aplitec transaction.

There is no statutory, judicial or administrative authority that directly addresses the tax treatment of non-US holders that elected to receive units in a trust representing beneficial interests in B class preference shares and B class loan accounts issued by New Aplitec pursuant to the reinvestment option in connection with our acquisition of Aplitec. We believe these interests should be treated for United States federal income tax purposes as, and we did treat them as, separate and distinct interests in New Aplitec. As such, we and our affiliates did not withhold any amounts for US federal taxes in respect of any distributions paid on such interests. There is a risk, however, that these interests, together with the special convertible preferred stock, may be treated as representing a single direct equity interest in us for US federal income tax purposes. In such case, distributions received with respect to the B class preference shares and B class loan accounts could be subject to US federal withholding tax, and we could be liable for failure to withhold such taxes in our capacity as withholding agent. In addition, our failure to collect and remit US federal withholding tax may also subject us to penalties.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We lease our corporate headquarters facility which consists of 84,193 square feet in Johannesburg, South Africa. We also lease properties throughout South Africa, a 12,088 square foot manufacturing facility in Lazer Park, a 14,230 square foot manufacturing facility in Brakpan and 75 depot facilities. We also lease additional office space in Johannesburg, Pretoria, Cape Town and Durban, South Africa; Vienna, Austria; Moscow, Russia; Dallas, Texas; Fredrick, Maryland; and New Delhi, India. These leases expire at various dates through the year 2010 and 2014, respectively. We believe we have adequate facilities for our current business operations.

ITEM 3. LEGAL PROCEEDINGS

We sued SASSA in the South African High Court, or the Court, alleging that it unlawfully moved beneficiaries to SAPO in violation of our contract and the Public Finance Management Act, seeking injunctive relief. On January 26, 2010, the Court ruled in our favor and directed SASSA to discontinue the registration of any beneficiaries with SAPO until a proper procurement process has been completed. SASSA has appealed the Court's ruling and the parties currently await allocation of a hearing date for the appeal.

Additionally, we sued SASSA in the Court alleging that it unlawfully moved beneficiaries to certain banks, in violation of our contract and the Public Finance Management Act, seeking injunctive relief. On June 24, 2010, the Court ruled in our favor and directed SASSA to discontinue the registration of any beneficiaries with these banks until a proper procurement process has been completed. To date, SASSA has not appealed the Court's ruling.

Finally, we have launched a Court application for the review and setting aside of the decision to withdraw the most recent SASSA tender and we are currently responding to SASSA's answering affidavit, where after the parties will apply for a hearing date.

There are no other material pending legal proceedings, other than ordinary routine litigation incidental to our business, to which we are a party or of which any of our property is the subject.

ITEM 4. RESERVED

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is listed on The Nasdaq Global Select Market, or Nasdaq, in the United States under the symbol "UEPS" and on the JSE Limited, or JSE, in South Africa under the symbol "NT1." The Nasdaq is our principal market for the trading of our common stock.

The following table sets forth, for the periods indicated, the high and low sales prices of our common stock as reported by Nasdaq.

Period	High	Low
Quarter ended September 30, 2008...........	$27.99	$18.58
Quarter ended December 31, 2008...........	$22.93	$8.21
Quarter ended March 31, 2009.................	$15.76	$10.93
Quarter ended June 30, 2009.....................	$18.01	$11.93
Quarter ended September 30, 2009...........	$22.47	$12.36
Quarter ended December 31, 2009...........	$21.77	$17.11
Quarter ended March 31, 2010.................	$20.22	$16.50
Quarter ended June 30, 2010.....................	$18.50	$13.14

Our transfer agent in the United States is The Bank of New York Mellon, One Wall Street, New York, New York, 10286. According to the records of our transfer agent, as of August 6, 2010, there were 21 shareholders of record of our common stock. A substantially greater number of holders of our common stock are "street name" or beneficial holders, whose shares are held of record by banks, brokers, and other financial institutions. Our transfer agent in South Africa is Link Market Services South Africa (Pty) Ltd, 16th Floor, 11 Diagonal Street, Johannesburg, 2001, South Africa.

Dividends

We have not paid any dividends on our shares of common stock during our last two fiscal years and presently intend to retain future earnings to finance the expansion of the business. We do not anticipate paying any cash dividends in the foreseeable future. The future dividend policy will depend on our earnings, capital requirements, expansion plans, financial condition and other relevant factors.

Issuer Purchases of Equity Securities

The table below presents information relating to purchases of our common stock during the fourth quarter of fiscal 2010:

Period	(a) Total number of shares purchased	(b) Average price paid per share (US dollars)	(c) Total number of shares purchased as part of publicly announced plans or programs	(d) Maximum dollar value of shares that may yet be purchased under the plans or programs (1)
April 2010...	0		0	
May 2010..	0	-	0	
June 2010...	0	-	0	
Total				100,000,000

(1) On February 5, 2010, we announced that our Board of Directors had authorized the repurchase of up to $50 million of our common stock from time to time in open market transactions. On May 5, 2010, we announced that our Board of Directors had increased this authorization to an aggregate of up to $100 million. During the fourth quarter of fiscal 2010, we did not purchase any shares of our common stock under this authorization.

Share performance graph

The chart below compares the five-year cumulative return, assuming the reinvestment of dividends, where applicable, on our common stock with that of the S&P 500 Index and the NASDAQ Industrial Index. This graph assumes $100 was invested on June 30, 2005, in each of our common stock, the S&P 500 companies, and the companies in the NASDAQ Industrial Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
(AMONG NET 1, THE S&P 500 INDEX AND THE NASDAQ INDUSTRIAL INDEX)
DOLLARS
180
160
140
120
100
80
60
40
20
-
2005
2006
2007
2008
2009
2010
FISCAL YEAR ENDED JUNE 30
Net 1
S&P 500 Index
NASDAQ Industrial Index

ITEM 6. SELECTED FINANCIAL DATA

The following selected financial data should be read together with Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Item 8 - "Financial Statements and Supplementary Data."

Consolidated Statements of Operations Data
(in thousands, except per share data)

	Year Ended June 30				
	2010	2009	2008	2007	2006
Revenue	$280,364	$246,822	$254,056	$223,968	$196,098
Cost of goods sold, IT processing, servicing and support	72,973	70,091	67,486	54,417	50,619
Selling, general and administrative(1)	80,854	64,833	65,362	61,625	48,627
Depreciation and amortization	19,348	17,082	10,822	11,050	5,710
Costs related to public offering and Nasdaq listing	-	-	-	-	1,529
Profit on sale of microlending business	-	455	-	-	-
Impairment of goodwill(2)	37,378	1,836	-	-	-
Operating income	69,811	93,435	110,386	96,876	89,613
Foreign exchange gain related to short-term investment(3)	-	26,657	-	-	-
Interest income, net	9,069	10,828	15,722	4,401	5,889
Income before income taxes	78,880	130,920	126,108	101,277	95,502
Income tax expense(4)	40,822	42,744	39,192	37,574	36,653
Income from continuing operations	38,990	86,601	86,695	63,679	59,232
Net income attributable to shareholders	38,990	86,601	86,695	63,679	59,232
Income from continuing operations per share:					
Basic	$0.84	$1.53	$1.50	$1.12	$1.05
Diluted	$0.84	$1.53	$1.49	$1.11	$1.03

(1) Selling, general and administrative expense includes a charge of $5.5 million, $4.9 million, $3.8 million and $0.6 million, respectively, in respect of stock-based compensation.
(2) Goodwill related to the hardware, software and related technology sales segment was impaired during fiscal 2010, and goodwill related to the financial services segment was impaired during fiscal 2009.
(3) The foreign exchange gain related to a short-term investment in the form of an asset swap arrangement which matured during fiscal 2009.
(4) The fully distributed tax rate for fiscal 2010 and fiscal 2009 was 34.55%, for fiscal 2008 it was 35.45% and for fiscal 2007 and fiscal 2006 it was 36.89%. Our income tax expense for fiscal 2009, 2008 and 2006 includes the impact of the change in the fully distributed rate during those fiscal years of approximately $3.5 million, $5.4 million and $0.2 million, respectively.

Additional Operating Data:
(in thousands, except percentages)

	Year ended June 30,				
	2010	2009	2008	2007	2006
Cash flows provided by operating activities	$68,683	$106,768	$118,760	$65,466	$75,777
Cash flows used in investing activities	90,186	107,856	3,903	91,540	5,505
Cash flows provided by (used in) financing activities	$(48,478)	$(40,248)	$2,864	$3,225	$29,723
Operating income margin	25%	38%	43%	43%	46%

Consolidated Balance Sheet Data:

(in thousands)

	As of June 30,				
	2010	2009	2008	2007	2006
Cash and cash equivalents	$153,742	$220,786	$272,475	$171,727	$189,735
Total current assets before settlement assets	226,429	290,294	345,734	247,982	240,718
Goodwill	76,346	116,197	76,938	85,871	13,923
Intangible assets	68,347	75,890	22,216	31,609	5,649
Total assets	472,090	499,487	454,071	376,090	269,979
Total current liabilities before settlement obligations	57,927	77,809	76,503	54,698	43,123
Total debt	4,343	4,185	3,766	4,100	-
Total Net1 equity	$285,878	$373,217	$340,328	$281,073	$209,010

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with Item 6 — "Selected Financial Data" and Item 8 — "Financial Statements and Supplementary Data." In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. See Item 1A. "Risk Factors" and "Forward Looking Statements."

Overview

We provide a smartcard-based alternative payment system for the unbanked and underbanked populations of developing economies. We believe that we are the first company worldwide to implement a system that can enable the estimated four billion people who generally have limited or no access to a bank account to enter affordably into electronic transactions with each other, government agencies, employers, merchants and other financial service providers. Our UEPS uses secure smart cards that operate in real-time but offline, unlike traditional payment systems offered by major banking institutions that require immediate access through a communications network to a centralized computer. This offline capability means that users of our system can enter into transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery-powered, is available. Our off-line systems also offer the highest level of availability and affordability by removing any elements that are costly and are prone to outages. In addition to effecting purchases, cash-backs and any form of payment, our system can be used for banking, health care management, international money transfers, voting and identification.

We also develop and provide secure transaction solutions and services for first world markets. Our core competencies around mobile payment applications, secure online transaction processing, switching, cryptography and integrated circuit card technologies provide us with the building blocks to develop secure end-to-end payment solutions for a wide range of electronic commerce and financial transactions through which we generate fees.

Our technology is widely used in South Africa today, where we distribute pension and welfare payments to over 3.2 million beneficiaries in five of South Africa's nine provinces, process debit and credit card payment transactions on behalf of retailers that we believe represent nearly 65% of retailers within the formal retail sector in South Africa through our EasyPay system, offer claims processing to more than 60% of healthcare plans and administrators, process payroll for over 700,000 employees through our FIHRST system, and provide mobile telephone top-up transactions for the major South African mobile carriers. During the past several years, we have expanded our business to a number of markets outside South Africa, including other countries on the African continent, Russia and other members of the CIS, the Middle East, Asia and Latin America. We describe development of this international expansion in detail under "Business."

Sources of Revenue

We generate our revenues by charging transaction fees to government agencies, merchants, financial service providers, employers and healthcare providers; by providing loans and insurance products and by selling hardware, licensing software and providing related technology services.

We have structured our business and our business development efforts around four related but separate approaches to deploying our technology. In our most basic approach, we act as a supplier, selling our equipment, software, and related technology to a customer. As an example, in Ghana, we sold a complete UEPS to the Central Bank, which owns and operates the resulting transaction settlement system. The revenue and costs associated with this approach are reflected in our Hardware, software and related technology sales segment.

We have found that we have greater revenue and profit opportunities, however, by acting as a service provider instead of a supplier. In this approach we own and operate the UEPS ourselves, charging one-time and on-going fees for the use of the system either on a fixed or ad valorem basis. This is the case in South Africa, where we distribute welfare grants on behalf of the South African government and wages on behalf of employers on a fixed fee basis, but charge a fee on an ad valorem basis for goods and services purchased using our smart card. The revenue and costs associated with this approach are reflected in our Smart card accounts, Transaction-based activities and Financial services segments. We have adopted a variation of this approach in Iraq, where we operate a UEPS system on an outsourced basis on behalf of a consortium consisting of the Iraqi government and local Iraqi banks, in return for transaction fees based on the volume and value of transactions processed through the system. Most significantly, we are focusing on migrating Net1 UTA's business model from a product-based model which relies on selling systems to customers to a services-based model which focuses on generating recurring revenue from the cardholder base through transaction-based fees and provision of other products and services.

Because our smart cards are designed to enable the delivery of more advanced services and products, we are also willing to supply those services and products directly where the business case is compelling. For instance, we provide short-term UEPS-based loans to our smart card holders. This is an example of the third approach that we have taken. Here we can act as the principal in operating a business that can be better delivered through our UEPS. We can also act as an agent, for instance, in the provision of insurance policies. In both cases, the revenue and costs associated with this approach are reflected in our Financial services segment.

We also generated fees from transaction processing to both funders and providers of healthcare in South Africa and from providing a third party payroll payments solution to South African companies. In both cases, the revenue and costs associated with these services are reflected in our Transaction-based activities segment.

Finally, we have entered into business partnerships or joint ventures to introduce our UEPS and VTU solutions to new markets such as Botswana, Namibia, Nigeria, Colombia and Vietnam. In these situations, we take an equity position in the business while also acting as a supplier of technology. In evaluating these types of opportunities, we seek to maintain a highly disciplined approach, carefully selecting partners, participating closely in the development of the business plan and remaining actively engaged in the management of the new business. In most instances, the joint venture or partnership has a license to use the UEPS in the specific territory, including the back-end system. We account for our equity investments using the equity method. When we equity-account these investments, we are required under US GAAP to eliminate our share of the net income generated from sales of hardware and software to the investee. We recognize this net income from these during the period in which the hardware and software is utilized in the investee's operations, or has been sold to third party customers, as the case may be.

We believe that this flexible approach enables us to drive adoption of our solution while capturing the value created by the implementation of our technology.

Business Developments during Fiscal 2010

South Africa

SASSA contract

Our one-year contract with SASSA for the payment of social welfare grants in the five provinces where we currently provide a grant payment service commenced on April 1, 2009 and expired on March 31, 2010. SASSA received special approval from the South African National Treasury Department to enter into new agreements with us and the other current service providers for a twelve month period without conducting a tender process. SASSA extended the contract for a further three months until June 30, 2010. On August 24, 2010, we signed a new agreement with SASSA which was effective from July 1, 2010. The new contract expires on March 31, 2011.

As was the case with our previous contact, the new contract contains a standard pricing formula for all provinces based on a transaction fee per beneficiary paid, regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month. However, the new contract provides for a reduction in both the level of the transaction fee per beneficiary paid and the guaranteed minimum number of beneficiaries. Because we continue to derive a substantial percentage of our revenues from our SASSA contract, we expect that the terms of the new contract will materially reduce our revenues, operating income, net income and cash flow for fiscal 2011, unless we are able to offset reduced fees from SASSA by increasing our revenues from our other business activities, reducing expenses, or both. For more information regarding our contract with SASSA, refer to discussion contained in the first captioned section under Item 1A. "Risk Factors" and Item 9B. "Other Information."

Progress of wage payment implementation and UEPS-based lending

Our recently appointed Financial Services Cluster general manager is pursuing a number of projects in order to further expand our wage payment initiative in South Africa. In addition, through our recent acquisition of FIHRST Management Services (Pty) Limited's business and related software, described in more detail below, we will be able to promote our wage payment initiative by offering the employees of FIHRST customers banking solutions through our relationship with Grindrod Bank Limited.

During fiscal 2010 we grew our UEPS-based lending book through coordinated marketing of our products to our customer base.

Merger and Acquisition Activities in South Africa

In January 2010, we acquired 100% of MediKredit for a purchase price of ZAR 74 million (approximately $10 million). MediKredit offers transaction processing, financial and clinical risk management solutions to both funders and providers of healthcare. MediKredit currently operates its core business in South Africa and this business is currently cash sustainable. In addition, MediKredit is currently exploring various opportunities, primarily in the United States and we expect that development and set up costs, taken together with the core South Africa business, will result in net operating losses in the short-term. We do not expect the operating loss at MediKredit to be material to our overall profitability. We are also actively pursuing new customers and business opportunities in South Africa's rapidly consolidating private health care industry and will focus on realizing cost savings and synergies identified during the acquisition process to minimize, and ultimately reverse, the anticipated operating losses.

We view the main drivers of the business as (1) processing fee per scheme card holders (the main member in the scheme), (2) scheme lives (the individuals linked to the main member in the scheme) and (3) fee per line (the number of products within a claim) processed.

We believe that MediKredit will provide us the opportunity to expand our technology to another adjacent market and to cross-sell our payment technologies. Together with the FIHRST acquisition described below, MediKredit has expanded our position as one of the leading independent transaction processors in South Africa, as we have added leadership in the healthcare transaction processing space to our existing leadership position in the merchant processing space (through EasyPay). The acquisition has also provided us with a small, strategic entry point for the US healthcare administration market. The rapidly changing US healthcare and administration industry provides a significant opportunity for the introduction of MediKredit's real-time claims adjudication technology. MediKredit's U.S. wholly-owned subsidiary, XeoHealth Corporation, recently launched its proven Real Time Adjudication rules engine for the health care industry in the US. Finally, like FIHRST, the MediKredit acquisition has also enhanced our technology platforms and IT development resources and added depth and diversity to our management team.

At the end of March 2010, we acquired FIHRST, a South African business, for ZAR 70 million (approximately $9 million) in cash. FIHRST offers a third party payroll payments solution to South African companies, representing in excess of 700,000 employees, with a transaction volume of approximately ZAR 52.6 billion per annum. FIHRST gives us access to the 700,000 employees of its customers to whom we can market our range of transaction processing products and financial services, including bill payments, insurance products, prepaid utilities and third party payments and promote our wage payment initiative. FIHRST's technology platforms and IT development resources enhance our existing platforms and resources.

Outside South Africa

The African Continent and Iraq

During fiscal 2010, we recorded revenue from transaction fees and the delivery of UEPS-enabled smartcards under our contract with the government of Iraq. During early January 2010, we received additional orders for 800,000 smart cards and 1,500 point of sale devices and more recently, in July 2010, we received a further order for 1.5 million smart cards. We expect to generate ongoing revenues from transaction fees under our Iraqi contract and from smart card sales during the first quarter of fiscal 2011. We have entered the second phase of our initiative in Ghana and now generate recurring income in the form of hardware and software maintenance fees.

We continue to service our current customers on the African continent and in Iraq. Our UETS business unit continued its business development efforts in multiple new countries on the African continent during the quarter.

During fiscal 2010, SmartSwitch Namibia generated incremental transaction fees from prepaid airtime and electricity transactions and transactions conducted between Namibian merchants and UEPS-enabled smartcards. SmartSwitch Botswana generated transaction fees during the fiscal 2010 from the payment of food voucher grants. We expect SmartSwitch Namibia and Botswana to continue generating transaction fees during the first quarter of fiscal 2011.

Net1 UTA

Net1 UTA's operations are seasonal and the first quarter and third quarters are historically its weakest. Growth at Net1 UTA during fiscal 2010 continued to be adversely impacted by our transitioning of its business model from a hardware and software sale-oriented model to one which generates recurring transaction fees, as well as by challenging economic conditions in Eastern Europe. We expected to sign our first agreement that reflects the transformed business model for Net1 UTA during the fourth quarter of fiscal 2010, however, this project has been delayed due to key executive management changes at our target customer.

For the first quarter of fiscal 2011, we expect revenue from Net1 UTA to be lower than a year ago due to the business transformation and weak economic conditions.

Net1 Virtual Card

During fiscal 2010, we increased our business development efforts of our Virtual Card offering in the continental United States and surrounding territories and successfully demonstrated, in a live environment, this product to a number of prospective partners, including mobile operators, banks and card associations. The majority of fiscal 2010 was spent building the Virtual Card operations team in Dallas, Texas, and assessing the technical, regulatory and compliance environment in the United States. We signed our first agreement with a customer in July 2010 and the customer has advised us that it anticipates rolling out the Virtual Card offering on its products during the first quarter of fiscal 2011.

Operating Segments

We analyze our business and operations in terms of four inter-related but independent operating segments: (1) transaction-based activities, (2) smart card accounts, (3) financial services, and (4) hardware, software and related technology sales. Corporate and corporate office activities as well as any inter-segment eliminations are included in corporate/ eliminations. See Note 17 to our consolidated financial statements for further information about our operating segments.

Transaction-Based Activities

The transaction-based activities operating segment consists primarily of (1) our South African social welfare payments distribution operations which we conduct through our subsidiary Cash Paymaster Services (Proprietary) Limited, or CPS, and (2) our transaction processing operations, which consist of EasyPay, Iraq, MediKredit and FIHRST (collectively, "transaction processors). CPS utilizes the UEPS technology to administer and distribute social welfare grants in five of South Africa's nine provinces. Segment revenues include all fees that we earn from SASSA and participating retail merchants from recurring UEPS transactions that we process through our back-end system, such as the payment of social welfare grants, debit orders, payment of wages, point of sale spending, distribution of medicine, money transfers and prepayment of utility bills, prepayment of mobile phone airtime and transaction fees from customers of our transaction processors. The expenses associated with our social welfare payments activities are primarily variable expenses such as security and guarding expenses we incur to help insure the security of the cash we transport and the safety of our employees who transport the cash, banking fees we incur when we withdraw and redeposit cash, insurance and fixed expenses such as salaries and property rental. The expenses associated with our transaction processors' operations are primarily variable expenses such as data communication and bank charges for switching transactions and fixed expenses such as salaries, depreciation of switch fixed assets and property rental.

Smart Card Accounts

Our smart card accounts operating segment derives revenue from the provision of smart card accounts to our card holders, which currently primarily consist of social welfare grant beneficiaries. We provide a smart card account to all social welfare beneficiaries to whom we distribute payments. A portion of the fee we earn for the delivery of the service is for the provision of the smart card account and is therefore included in the smart card accounts operating segment. The fixed costs included in this operating segment are primarily computer equipment-related and personnel costs associated with the operation of the smart card accounts.

Financial Services

Our financial services operating segment derives revenues from providing financial services to card holders through our smart card delivery channel. These financial services consist primarily of short-term loans and life insurance products. We provide the loans ourselves and generate revenue from the service fees charged on these loans. We sell life insurance products on behalf of registered underwriters and earn revenue through the commissions we receive on the sale of policies. The fees we earn for the collection of insurance policy premiums through our debit order system is included in the transaction-based activities operating segment. The fixed expenses associated with the financial services operating segment consist primarily of costs of administrative personnel and depreciation of computer equipment.

We operated a traditional microlending business in South Africa which we sold during the third quarter of fiscal 2009. The business extended short-term loans for periods ranging from 30 days up to four months, with the majority of loans being 30-day loans.

Hardware, Software and Related Technology Sales

We have developed a range of technological competencies to service our own internal needs and to provide links with our client enterprises. We derive revenues from the hardware, software and related technology sales operating segment by providing to customers the hardware and software required to implement our UEPS or DUET systems. Typical components for a UEPS/ DUET system installation are:

- hardware for the back-end switching and settlement system;
- customization of the UEPS/ DUET software to suit local conditions, including UEPS management system, automated teller machine, or ATM, integration and POS device integration;
- customization of an applications suite to client's specific requirements, such as banking, retail or wage payments;
- ongoing software and hardware support/maintenance; and
- license fees.

Three of our largest customers in this segment are the International Smart Card LLC, of the Iraqi Consortium, the Central Bank of Ghana and Nedbank, one of South Africa's largest banks by asset size. In Ghana, we created a national payment system in which all Ghanaian banks are required to participate. We have an arrangement with Nedbank relating to the outsourcing of its entire POS device management system, front-end switching Stratus computer platform, development of their software systems, smart cards and POS device maintenance. We also supply hardware to Nedbank in the form of POS devices and card readers on an ad hoc basis.

Included in our hardware, software and related technology sales segment are Net1 UTA, Net1 UETS, cryptographic solutions, chip and GSM licensing, and POS Solutions.

We experience seasonality in this segment, as Net1 UTA's operations are typically most profitable in second and fourth quarters.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with US GAAP, which requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities. As future events and their effects cannot be determined with absolute certainty, the determination of estimates requires management's judgment based on a variety of assumptions and other determinants such as historical experience, current and expected market conditions and certain scientific evaluation techniques. Management believes that the following accounting policies are critical due to the degree of estimation required and the impact of these policies on the understanding of the results of our operations.

Deferred Taxation

We estimate our tax liability through the calculations done for the determination of our current tax liability when tax returns are filed, together with assessing temporary differences resulting from the different treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are disclosed on our balance sheet. Management then has to assess the likelihood that deferred tax assets will be recovered from future taxable income. To the extent that we believe recovery is unlikely, we create a valuation allowance. The carrying value of our net deferred tax assets assumes that we will be able to generate sufficient future taxable income, based on estimates and assumptions. Management has considered future taxable income over a five year forecasting period and ongoing feasible tax strategies in determining the need for the valuation allowance, but in the event that we were to determine that we would be able to realize deferred tax assets in the future, a valuation allowance may not be required which would increase net income in the period that such determination is made.

Stock-based Compensation

Management is required to make estimates and assumptions related to our valuation and recording of stock-based compensation charges under current accounting standards. These standards require all share-based compensation to employees to be recognized in the statement of operations based on their respective grant date fair values over the requisite service periods and also requires an estimation of forfeitures when calculating compensation expense. We utilize the Cox Ross Rubinstein binomial model to measure the fair value of stock options granted to employees and directors and recognizes compensation cost on a straight line basis. Option-pricing models require estimates of a number of key valuation inputs including expected volatility, expected dividend yield, expected term and risk-free interest rate. Our management has estimated forfeitures based on historic employee behavior under similar compensation plans. No stock options were granted during fiscal 2010. During fiscal 2009, our assumptions regarding volatility changed significantly as a result of general economic conditions and trading prices of our customers and suppliers. Accordingly, the fair value of stock options is affected by the assumptions selected. Stock-based compensation expense from continuing operations was $5.7 million, $5.0 million and $4.0 million for the years ended June 30, 2010, 2009 and 2008, respectively.

A significant amount of judgment is required to separate research costs, new development costs and ongoing development costs based as the transition between these stages. A multitude of factors need to be considered by management, including an assessment of the state of readiness of the software and the existence of markets for the software. The possibility of capitalizing development costs in the future may have a material impact on the group's profitability in the period when the costs are capitalized, and in subsequent periods when the capitalized costs are amortized.

Recent Accounting Pronouncements

Recent accounting pronouncements adopted

Refer to Note 2 of our consolidated financial statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Recent accounting pronouncements not yet adopted as of June 30, 2010

Refer to Note 2 of our consolidated financial statements for a full description of recent accounting pronouncements not yet adopted as of June 30, 2010, including the expected dates of adoption and effects on financial condition, results of operations and cash flows.

Currency Exchange Rate Information

Actual exchange rates

The actual exchange rates for and at the end of the periods presented were as follows:

Table 1	Year ended June 30,		
	2010	2009	2008
ZAR : $ average exchange rate	7.6117	9.0484	7.3123
Highest ZAR : $ rate during period......	8.3187	11.8506	8.2440
Lowest ZAR : $ rate during period	7.1731	7.1556	6.4262
Rate at end of period	7.6529	7.8821	7.9645

ZAR: US $ Exchange Rates


ZAR: US $
12
11.5
11
10.5
10
9.5
9
8.5
8
7.5
7
6.5
6
5.5
5
4.5
1st Quarter
2nd Quarter
3rd Quarter
4th Quarter
Jun 30
Jul 31
Aug 31
Sep 30
Oct 31
Nov 30
Dec 31
Jan 31
Feb 28
Mar 31
Apr 30
May 31
Jun 30
Fiscal 2008
Fiscal 2009
Fiscal 2010

Intangible Assets Acquired Through Acquisitions

The fair values of the identifiable intangible assets acquired through acquisitions were determined by management using guidance provided in accounting literature. We completed acquisitions during fiscal 2010 and 2009, where we identified and recognized intangible assets. We have used the relief from royalty method, the multi-period excess earnings, the income approach and the cost approach method to value acquisition-related intangible assets. In so doing, we made assumptions regarding revenue and cost of sales forecasts, applied contributory asset charges, discount rates, exchange rates, cash tax charges and useful lives.

The valuations were based on information at the time of the acquisition and the expectations and assumptions that have been deemed reasonable by us. No assurance can be given, however, that the underlying assumptions or events associated with such assets will occur as projected. For these reasons, among others, the actual cash flows may vary from forecasts of future cash flows. To the extent actual cash flows vary, revisions to the useful life or impairment of intangible assets may be necessary.

Business Combinations and the Recoverability of Goodwill

A component of our growth strategy has been to acquire and integrate businesses that complement our existing operations. The purchase price of an acquired business is allocated to the tangible and intangible assets acquired and liabilities assumed based upon their estimated fair value at the date of purchase. The difference between the purchase price and the fair value of the net assets acquired is recorded as goodwill. In determining the fair value of assets acquired and liabilities assumed in a business combination, we use various recognized valuation methods, including present value modeling. Further, we make assumptions using certain valuation techniques, including discount rates and timing of future cash flows.

We review the carrying value of goodwill annually or more frequently if circumstances indicate impairment may have occurred. In performing this review, we are required to estimate the fair value of goodwill that is implied from a valuation of the reporting unit to which the goodwill has been allocated after deducting the fair values of all the identifiable assets and liabilities that form part of the reporting unit.

The determination of the fair value of a reporting unit requires us to make significant judgments and estimates. In determining the fair value of reporting units, we consider the value of our business as whole and allocate this value across our reporting units based on the weighted average of the returns of the reporting units.

We base our estimates on assumptions we believe to be reasonable but that are unpredictable and inherently uncertain. In addition, we make judgments and assumptions in allocating assets and liabilities to each of our reporting units.

During the fourth quarter of 2010, as part of our annual impairment test, we tested our goodwill of the hardware, software and related technology sales segment for impairment. As a result of this impairment review we concluded that the carrying value of goodwill of the hardware, software and related technology sales segment reporting unit exceeded the fair value and, as a result, recorded an impairment loss of $37.4 million.

Accounts Receivable and Provision for Doubtful Debts

We maintain a provision for doubtful debts related to our hardware, software and related technology sales segment as a result of sales or rental of hardware, support and maintenance services provided or sale of licenses to customers. Our policy is to regularly review the aging of outstanding amounts due from customers and adjust the provision based on management's estimate of the recoverability of the amounts outstanding. Management considers factors including period outstanding, creditworthiness of the customers, past payment history and the results of discussions by our credit department with the customer. We consider this policy to be appropriate taking into account factors such as historical bad debts, current economic trends and changes in our customer payment patterns. Additional provisions may be required should the ability of our customers to make payments when due deteriorate in the future. A significant amount of judgment is required to assess the ultimate recoverability of these receivables, including on-going evaluation of the creditworthiness of each customer.

Research and Development

Accounting standard require product development costs to be charged to expenses as incurred until technological feasibility is attained. Technological feasibility is attained when our software has completed system testing and has been determined viable for its intended use. The time between the attainment of technological feasibility and completion of software development has been short. Accordingly, we did not capitalize any development costs during the years ended June 30, 2010, 2009 or 2008, particularly because the main part of our development is the enhancement and upgrading of existing products.

Costs to develop software for our internal use is expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

Translation exchange rates

We are required to translate our results of operations from ZAR to US dollars on a monthly basis. Thus, the average rates used to translate this data for the years ended June 30, 2010, 2009 and 2008, vary slightly from the averages shown in the table above. The translation rates we use in presenting our results of operations are the rates shown in the following table:

Table 2	**Year ended June 30,**		
	2010	**2009**	**2008**
Income and expense items: $1 = ZAR .	7.6092	8.9397	7.2905
Balance sheet items: $1 = ZAR...........	7.6529	7.8821	7.9645

Results of Operations

The discussion of our consolidated overall results of operations is based on amounts as reflected in our audited consolidated financial statements which are prepared in accordance with US GAAP. Our discussion analyzes our results of operations both in US dollars, as presented in the consolidated financial statements, and supplementally in ZAR, because ZAR is the functional currency of the entities which contribute the majority of our profits and is the currency in which the majority of our transactions are initially incurred and measured. Due to the significant impact of currency fluctuations between the US dollar and ZAR on our reported results and because we use the US dollar as our reporting currency, we believe that the supplemental presentation of our results of operations in ZAR is useful to investors to understand the changes in the underlying trends of our business. Our results of operations for fiscal 2009 and 2008 do not reflect the operations of MediKredit and FIHRST as we completed these acquisitions in January 1, 2010 and March 31, 2010, respectively, and their operations are included in our 2010 consolidated financial statements from those dates. Our results of operations for fiscal 2008 do not reflect the operations of Net1 UTA as we completed that acquisition on September 1, 2008 and Net 1 UTA's operations are included in our 2009 consolidated financial statements from that date. Finally, on March 1, 2009, we sold our traditional microlending business to Finbond Group Limited and therefore, our fiscal 2009 results include revenue and operating loss from this business for the first eight months of that year.

Fiscal 2010 Compared to Fiscal 2009

The following factors had an influence on our results of operations during fiscal 2010 as compared with the same period in the prior year:

- ***Favorable impact from the weakness of the US dollar:*** The US dollar depreciated by 15% compared to the ZAR during fiscal 2010 which has had a positive impact on our reported results;
- ***Increased transaction volumes at EasyPay:*** Our reported results were positively impacted by increased transaction volumes at EasyPay resulting from growth in value-added services and higher than expected activity at retailers during the Christmas season;
- ***Increased user adoption in Iraq:*** Our reported results were favorably impacted by increased transaction revenues from the adoption of our UEPS technology in Iraq;
- ***Lower revenues and margins from hardware, software and related technology sales segment:*** Our hardware, software and related technology sales segment was adversely impacted by fewer ad hoc sales to the Bank of Ghana, lower revenues and overall margin generated by Net1 UTA and weaker demand for our products as well as pricing pressures resulting from the global recession in calendar 2009, all of which was partially offset by hardware sales to Iraq;
- ***Lower net interest income:*** Our interest income, net, was adversely impacted by lower average daily ZAR cash balance and a lower average deposit rate during fiscal 2010 compared to fiscal 2009;
- ***Lower intangible asset amortization:*** In ZAR, our reported results for fiscal 2010 were positively impacted by lower intangible asset amortization as the majority of Prism and EasyPay acquisition-related intangible assets were fully amortized in fiscal 2009;
- ***Goodwill impairment losses:*** During fiscal 2010, we recognized a goodwill impairment loss of $37.4 million (ZAR 284.4 million); and
- ***Non-recurring fiscal 2009 items:*** During fiscal 2009, we recognized a foreign exchange gain of $26.7 million (ZAR 238.3 million) resulting from an asset swap arrangement and recognized a profit on the sale of our traditional microlending business of $0.5 million (ZAR 4.1 million).

Consolidated overall results of operations

This discussion is based on the amounts which were prepared in accordance with US GAAP.

The following tables show the changes in the items comprising our statements of operations, both in US dollars and in ZAR:

Table 3

	In United States Dollars (US GAAP) Year ended June 30,		
	2010 $ '000	**2009 $ '000**	**$ % change**
Revenue	280,364	246,822	14%
Cost of goods sold, IT processing, servicing and support	72,973	70,091	4%
Selling, general and administration	80,854	64,833	25%
Depreciation and amortization	19,348	17,082	13%
Profit on sale of microlending business	-	(455)	nm
Impairment of goodwill	37,378	1,836	nm
Operating income	69,811	93,435	(25)%
Foreign exchange gain related to short-term investment	-	26,657	nm
Interest income, net	9,069	10,828	(16)%
Income before income taxes	78,880	130,920	(40)%
Income tax expense	40,822	42,744	(5)%
Net income before earnings (loss) from equity-accounted investments	38,058	88,176	(57)%
Earnings (Loss) from equity-accounted investments	93	(874)	nm
Net income	38,151	87,302	(56)%
(Add) Less: net (loss) income attributable to non-controlling interest	(839)	701	nm
Net income attributable to us	38,990	86,601	(55)%

Table 4

	In South African Rand (US GAAP) Year ended June 30,		
	2010 ZAR '000	**2009 ZAR '000**	**ZAR % change**
Revenue	2,133,374	2,206,512	(3)%
Cost of goods sold, IT processing, servicing and support	555,274	626,592	(11)%
Selling, general and administration	615,243	579,587	6%
Depreciation and amortization	147,225	152,708	(4)%
Profit on sale of microlending business	-	(4,068)	nm
Impairment of goodwill	284,420	16,413	nm
Operating income	531,212	835,280	(36)%
Foreign exchange gain related to short-term investment	-	238,306	nm
Interest income, net	69,009	96,799	(29)%
Income before income taxes	600,221	1,170,385	(49)%
Income tax expense	310,627	382,118	(19)%
Net income before earnings (loss) from equity-accounted investments	289,594	788,267	(63)%
Earnings (Loss) from equity-accounted investments	708	(7,813)	nm
Net income	290,302	780,454	(63)%
(Add) Less: net (loss) income attributable to non-controlling interest	(6,384)	6,267	nm
Net income attributable to us	296,686	774,187	(62)%

Analyzed in ZAR, the decrease in revenue and cost of goods sold, IT processing, servicing and support for fiscal 2010 was primarily due to lower revenues in our hardware, software and related technology sales segment. This decrease was offset by an increase in transaction-based activities which resulted primarily from increased volumes at EasyPay and the inclusion of MediKredit and FIHRST operations for a portion of the year.

Our operating income margin decreased to 25% from 38% resulting primarily from the impairment of goodwill. The other contributors to operating income varied from fiscal 2010 compared with fiscal 2009 as presented in tables 7 and 8 below. Operating income contributions, based on operating margin, from our transaction-based activities and smart card accounts segments were comparable; however, our financial services segment contributed more and our hardware, software and related technology sales segment contributed less during fiscal 2010 compared with fiscal 2009. We discuss the components of the operating income margin in more detail under "—Results of operations by operating segment".

Analyzed in ZAR, selling, general and administration expenses were higher in fiscal 2010 primarily due to increases in goods and services purchased from third parties and the inclusion of MediKredit's and FIHRST's operations. Fiscal 2010 selling, general and administration expenses include acquisition-related costs of $0.6 million (ZAR 4.7 million) and the stock-based compensation charge related to stock options awarded in May 2009 and restricted stock granted in August 2009.

Our direct costs of maintaining a listing on Nasdaq and obtaining a listing on the JSE, as well as compliance with the Sarbanes-Oxley Act of 2002, or Sarbanes, particularly Section 404 of Sarbanes, includes independent directors' fees, legal fees, fees paid to Nasdaq and the JSE, our compliance officer's salary, fees paid to consultants who assist with Sarbanes compliance, fees paid to our independent accountants related to the audit and review process and, during fiscal 2009, fees paid to our consultants and advisors assisting with the JSE listing. This has resulted in expenditures of $2.4 million (ZAR 17.9 million) and $2.1 million (ZAR 18.7 million) during fiscal 2010 and 2009, respectively.

In ZAR, depreciation and amortization decreased during fiscal 2010 primarily as a result of lower Prism intangible asset amortization, offset by the intangible asset amortization related to the Net1 UTA, RMT, MediKredit and FIHRST acquisitions. The intangible asset amortization and deferred tax effects related to our various acquisitions are summarized in the tables below:

Table 5

	Year ended June 30,	
	2010	2009
	$ '000	$ '000
Amortization included in depreciation and amortization expense:	14,138	12,387
Prism acquisition (1)	1,697	4,453
RMT acquisition (2)	1,579	450
MediKredit acquisition	984	-
FIHRST acquisition	544	-
Net1 UTA acquisition	9,334	7,484
Deferred tax included in income tax expense:	3,877	3,515
Prism acquisition (1)	568	1,515
RMT acquisition (2)	442	126
MediKredit acquisition	340	-
FIHRST acquisition	188	-
Net1 UTA acquisition	2,339	1,874

(1) – the majority of these intangible assets were amortized in fiscal 2009.
(2) – the RMT intangibles were fully amortized in fiscal 2010.

Table 6

	Year ended June 30,	
	2010	2009
	ZAR '000	ZAR '000
Amortization included in depreciation and amortization expense:	107,588	110,734
Prism acquisition (1)	12,915	39,805
RMT acquisition (2)	12,018	4,024
MediKredit acquisition	7,490	-
FIHRST acquisition	4,140	-
Net1 UTA acquisition	71,025	66,905
Deferred tax included in income tax expense:	29,506	31,420
Prism acquisition (1)	4,325	13,540
RMT acquisition (2)	3,365	1,127
MediKredit acquisition	2,588	-
FIHRST acquisition	1,430	-
Net1 UTA acquisition	17,798	16,753

(1) – the majority of these intangible assets were amortized in fiscal 2009.
(2) – the RMT intangibles were fully amortized in fiscal 2010.

During the fourth quarter of fiscal 2010, we recognized an impairment loss of approximately $37.4 million on goodwill allocated to the hardware, software and related technology sales segment as a result of deteriorating trading conditions of this segment, particularly at Net1 UTA, and uncertainty surrounding contract finalization dates which will impact future cash flows. With regards to the latter, through the end of the third quarter of fiscal 2010 we expected to sign our first agreement that reflects the transformed business model for Net1 UTA during the fourth quarter of fiscal 2010. However, it subsequently became clear to us that this project has now been delayed due to key executive management changes at our target customer. A further deterioration in the hardware, software and related technology sales segment or in any other of our businesses, may lead to additional impairments in future periods.

During fiscal 2009 we sold our traditional microlending business and recognized a profit of approximately $0.5 million (ZAR 4.1 million) and impaired goodwill of $1.8 million (ZAR 16.4 million).

We recognized a foreign exchange gain of $26.7 million (ZAR 238.3 million) during fiscal 2009 resulting from an asset swap arrangement we entered into in August 2008.

Interest on surplus cash for fiscal 2010 decreased to $10.1 million (ZAR 77.0 million) from $20.3 million (ZAR 181.4 million) for fiscal 2009. The decrease in interest on surplus cash held in South Africa was due to a lower average daily ZAR cash balance during fiscal 2010 compared with fiscal 2009 and lower deposit rates resulting from the adjustment in the South African prime interest rate from an average of approximately 14.32% per annum for fiscal 2009 to 10.43% per annum for fiscal 2010. The lower cash balances resulted primarily from our repurchase of approximately 9.2 million of our shares from Brait S.A's investment affiliates in August 2009 for $124.5 million.

Included in interest expense for fiscal 2009 is the facility fee of approximately $1.1 million (ZAR 9.7 million) that we paid to the lender under the short-term loan facility we obtained to fund the Net1 UTA acquisition and approximately $0.8 million (ZAR 7.3 million) interest on the short-term loan facility. Excluding the impact of this facility fee and the interest on the short-term loan facility, interest expense decreased during fiscal 2010 due to a decrease in the average rates of interest on our short-term facilities and the elimination of our obligation to prefund social welfare grants under our SASSA contract. In ZAR, excluding the impact of the facility fee, finance costs decreased to $1.0 million (ZAR 8.0 million) for fiscal 2010 from $7.6 million (ZAR 67.6 million) for fiscal 2009.

Total tax expense for fiscal 2010 was $40.8 million (ZAR 310.6 million) compared with $42.7 million (ZAR 382.1 million) during the same period in the prior fiscal year. Deferred tax assets and liabilities are measured utilizing the enacted fully distributed tax rate. Accordingly, a reduction in the fully distributed tax rate from 35.45% to 34.55% results in lower deferred tax assets and liabilities and the net change of $3.5 million (ZAR 26.5 million) is included in our income tax expense for fiscal 2009. Our total tax expense decreased primarily due to the foreign exchange gain discussed above. Our effective tax rate for fiscal 2010 was 51.8%, compared to 32.7% for fiscal 2009. The change in our effective tax rate was primarily due to an increase in non-deductible expenses, including the goodwill impairment described above, stock-based compensation charges and non-deductible acquisition-related expenses during fiscal 2010.

Earnings from equity-accounted investments for fiscal 2010 were $0.1 million (ZAR 0.7 million) compared with a net loss of $0.9 million (ZAR 7.8 million) during fiscal 2009. SmartSwitch Namibia generated net income during the year ended June 30, 2010, and we no longer account for the equity accounted losses in VTU Colombia as the accumulated losses have exceeded our initial investments.

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating income are illustrated below.

Table 7

	In United States Dollars (US GAAP)				
	Year ended June 30,				
Operating Segment	**2010 $ '000**	**% of total**	**2009 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Transaction-based activities	191,362	68%	148,399	60%	29%
Smart card accounts	31,971	11%	29,576	12%	8%
Financial services	4,023	1%	5,430	2%	(26)%
Hardware, software and related technology sales	53,008	20%	63,417	26%	(16)%
Total consolidated revenue	280,364	100%	246,822	100%	14%
Consolidated operating income (loss):					
Transaction-based activities	106,036	152%	83,509	89%	27%
Operating income before amortization	110,241		85,404		29%
Amortization	(4,205)		(1,895)		122%
Smart card accounts	14,532	21%	13,442	14%	8%
Financial services	2,881	4%	(34)	-%	nm
Operating income before profit on sale of microlending business and impairment of goodwill	2,881		1,347		nm
Profit on sale of microlending business and impairment of goodwill	-		(1,381)		nm
Hardware, software and related technology sales	(42,524)	(61)%	5,498	6%	nm
Operating income before amortization and impairment of goodwill	4,787		15,990		(70)%
Amortization and impairment of goodwill	(47,311)		(10,492)		nm
Corporate/eliminations	(11,114)	(16)%	(8,980)	(9)%	24%
Total consolidated operating income	69,811	100%	93,435	100%	(25)%

Table 8

	In South African Rand (US GAAP)				
	Year ended June 30,				
Operating Segment	**2010 ZAR '000**	**% of total**	**2009 ZAR '000**	**% of total**	**% change**
Consolidated revenue:					
Transaction-based activities	1,456,131	68%	1,326,641	60%	10%
Smart card accounts	243,277	11%	264,400	12%	(8)%
Financial services	30,612	1%	48,543	2%	(37)%
Hardware, software and related technology sales	403,354	20%	566,928	26%	(29)%
Total consolidated revenue	2,133,374	100%	2,206,512	100%	(3)%
Consolidated operating income (loss):					
Transaction-based activities	806,860	152%	746,545	89%	8%
Operating income before amortization	838,859		763,483		10%
Amortization	(31,999)		(16,938)		89%
Smart card accounts	110,578	21%	120,167	14%	(8)%
Financial services	21,922	4%	(304)	-%	Nm
Operating income before profit on sale of microlending business and impairment of goodwill	21,922		12,041		Nm
Profit on sale of microlending business and impairment of goodwill	-		(12,345)		Nm
Hardware, software and related technology sales	(323,578)	(61)%	49,150	6%	Nm
Operating income before amortization and impairment of goodwill	36,431		142,946		(75)%
Amortization and impairment of goodwill	(360,009)		(93,796)		Nm
Corporate/eliminations	(84,570)	(16)%	(80,278)	(9)%	5%
Total consolidated operating income	531,212	100%	835,280	100%	(36)%

Transaction-based activities

In ZAR, the increases in revenue were primarily due to our MediKredit and FIHRST acquisitions and increased transaction volumes at EasyPay and Iraq. We discuss these factors in more detail below.

Revenues for transaction-based activities include the transaction fees we earn through our merchant acquiring system and reflect the elimination of inter-company transactions.

Segment operating income margin decreased to 55% from 56%, mainly as a result of lower margins from our MediKredit and FIHRST operations and at EasyPay as compared with our pension and welfare operations. This decrease was partially offset by cost management controls in our pension and welfare operations and increased transaction fees from the utilization of our UEPS system in Iraq.

Pension and welfare operations:

Effective April 1, 2009, we signed a one-year contract with SASSA which expired on March 31, 2010, and which was subsequently extended on its existing terms by three months to June 30, 2010. See "—Business Developments during Fiscal 2010—South Africa—SASSA contract" for a further discussion of our new SASSA contract.

The SASSA contract described above contained a standard pricing formula for all provinces based on a transaction fee per beneficiary paid regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month. Under our previous provincial contracts, depending on the province, we received either a fee per grant distributed, or per beneficiary paid, or as a percentage of the total grant amount distributed. In addition, commencing with the May 2009 pay cycle, SASSA assumed responsibility for the pre-funding of all social welfare grants. Our average revenue per beneficiary paid therefore remains unchanged during the term of the contract, including the current extension. From time to time, we are requested to assist with the payment of ad-hoc special grants or benefits (such as disaster relief payments), which may be at a different rate than the standard welfare distribution price. We also receive a once-off registration fee for every new beneficiary we enroll on our system.

Continued adoption of our merchant acquiring system:

The increase in the number of POS devices and number of participating UEPS retail locations since June 30, 2009, is due to increased rental or purchase of POS devices by current merchants requesting additional equipment and new merchants joining our UEPS merchant acquiring system.

The key statistics and indicators of our merchant acquiring system on a quarterly basis during the last 18 months in each of the South African provinces where we distribute social welfare grants are summarized in the table below:

Table 9

	Three months ended					
	Mar 31, 2009	**Jun 30, 2009**	**Sep 30, 2009**	**Dec 31, 2009**	**Mar 31, 2010**	**Jun 30, 2010**
Total POS devices installed	4,263	4,427	4,528	4,670	4,700	4,794
Number of participating UEPS retail locations	2,391	2,422	2,506	2,547	2,552	2,513
Value of transactions processed through POS devices during the quarter (1) (in $ '000)	276,947	341,270	380,782	372,041	397,141	388,277
Value of transactions processed through POS devices during the completed pay cycles for the quarter (2) (in $ '000)	278,685	345,511	366,786	367,998	381,993	402,294
Value of transactions processed through POS devices during the quarter (1) (in ZAR '000)	2,758,391	2,818,276	2,980,378	2,798,201	2,992,828	2,935,543
Value of transactions processed through POS devices during the completed pay cycles for the quarter (2) (in ZAR '000)	2,775,707	2,853,303	2,870,837	2,767,792	2,878,675	3,041,514
Number of grants paid through POS devices during the quarter (1)	4,690,822	4,623,666	4,846,515	4,569,316	4,370,553	4,618,013
Number of grants paid through POS devices during the completed pay cycles for the quarter (2)	4,769,010	4,676,460	4,675,128	4,506,829	4,699,620	4,741,737
Average number of grants processed per terminal during the quarter (1)	1,111	1,064	1,082	994	933	973
Average number of grants processed per terminal during the completed pay cycles for the quarter (2)	1,129	1,076	1,044	980	1,003	999

(1) Refers to events occurring during the quarter (i.e., based on three calendar months).
(2) Refers to events occurring during the completed pay cycle.

Transaction processors:

We acquired MediKredit and FIHRST on January 1 and March 31, 2010, respectively, and their operations are included in our results from those dates. MediKredit's results include claims processing support fees received from a customer it lost in late calendar 2009 and which contractually continued to pay fees through the end of April 2010. After intangible asset amortization MediKredit generated nominal operating income and FIHRST generated a nominal operating loss, although it was cash flow positive. During fiscal 2011, we expect that MediKredit will be cash flow negative and that FIHRST will continue to be cash flow positive. These cash flows are not expected to be significant to our operations during fiscal 2011.

The table below presents the total volume and value processed during fiscal 2010 and 2009 by our transaction processors:

Transaction processor	Total volume		Total value $ ('000)		Total value ZAR ('000)	
	2010	**2009**	**2010**	**2009**	**2010**	**2009**
EasyPay	655,175,671	580,738,580	18,904,176	14,671,863	143,847,549	131,161,910
MediKredit	5,410,984	-	227,881	-	1,734,015	-
FIHRST	5,259,808	-	1,858,590	-	14,142,572	-

Transaction processing related to our Iraqi contract continued to grow sequentially through fiscal 2010 and we expect this trend to continue into fiscal 2011.

Certain EasyPay intangible assets were fully amortized at the end of fiscal 2009, however, savings related to the reduction in amortization of EasyPay intangible assets was offset by intangible asset amortization related to the MediKredit and FIHRST acquisitions.

Smart card accounts

Operating income margin from providing smart card accounts was constant at 45% for each of the fiscal 2010 and 2009.

In ZAR, revenue from the provision of smart card-based accounts decreased in proportion to the lower number of beneficiaries serviced through our SASSA contract. A total number of 3,532,620 smart card-based accounts were active at June 30, 2010, compared to 3,875,463 active accounts as at June 30, 2009. The decrease in the number of active accounts resulted largely from the suspension and removal of invalid or fraudulent grants by SASSA.

Financial services

Revenue from UEPS-based lending increased primarily due to an increase in the number of loans granted. In addition, on average, the return on these UEPS-based loans was higher. Our current UEPS-based lending portfolio comprises loans made to elderly pensioners in some of the provinces where we distribute social welfare grants. We insure the UEPS-based lending book against default and thus no allowance is required.

The operating loss for fiscal 2009 includes a profit of $0.5 million (ZAR 4.1 million) on the sale of our traditional microlending business and goodwill impairment of $1.8 million (ZAR 16.4 million).

Excluding the effects of the goodwill impairment and profit on the sale of our traditional microlending business, operating income margin for the Financial services segment increased to 72% from 25%.

Hardware, software and related technology sales

Operating results include Net1 UTA for fiscal 2010 and from September 1, 2008, for fiscal 2009. The following table presents our revenue and operating income during fiscal 2010 and 2009:

Table 10

	Year ended June 30,	
	2010	**2009**
	$ '000	**$ '000**
Revenue	53,008	63,417
Hardware, software and related technology sales excluding Net1 UTA	40,707	43,857
Net1 UTA	12,301	19,560
Operating income before amortization of intangible assets and goodwill impairment	4,787	15,990
Operating income	(42,524)	5,498
Hardware, software and related technology sales excluding Net1 UTA	6,332	8,474
Net1 UTA	(48,856)	(2,976)
Net1 UTA excluding impairment of goodwill and amortization of acquisition related intangible assets	(2,144)	4,508
Impairment of goodwill	(37,378)	-
Amortization of acquisition related intangible assets	(9,334)	(7,484)

Table 11

	Year ended June 30,	
	2010	**2009**
	ZAR '000	**ZAR '000**
Revenue	403,354	566,928
Hardware, software and related technology sales excluding Net1 UTA	309,752	392,068
Net1 UTA	93,602	174,860
Operating income before amortization of intangible assets and goodwill impairment	36,431	142,946
Operating income	(323,578)	49,150
Hardware, software and related technology sales excluding Net1 UTA	48,181	75,755
Net1 UTA	(371,759)	(26,605)
Net1 UTA excluding impairment of goodwill and amortization of acquisition related intangible assets	(16,314)	40,300
Impairment of goodwill	(284,420)	-
Amortization of acquisition related intangible assets	(71,025)	(66,905)

In ZAR, the decrease in revenue was primarily due to lower revenues at Net1 UTA and software development sales in 2009 under our Ghana contract that were not repeated in 2010, which was offset marginally by increased hardware sales to Iraq in 2010. In addition, our revenues in ZAR were negatively impacted by the depreciation of the USD against the ZAR as sales to customers in Europe, Ghana and Iraq are primarily denominated in USD. In ZAR, the decrease in operating income was primarily due to amortization of Net1 UTA intangible assets, impairment of goodwill and lower sales activity.

Revenue and operating income for fiscal 2010 comprised:

- software development and customization, sales of terminals and smart cards related to our Ghana contract;
- sales of licenses, smart cards and terminals to Net1 UTA clients , mainly in Russia and Uzbekistan;
- sales of SIM cards to customers;
- sales of cryptographic solutions to customers;
- rental of terminals to merchants participating in our merchant acquiring system; and
- repairs and maintenance services to customers.

Amortization of Prism intangible assets during fiscal 2010 and 2009, respectively, was approximately $0.6 million (ZAR 4.6 million) and $3.0 million (ZAR 26.9 million) and reduced our operating income. During fiscal 2010, we recognized an impairment loss of approximately $37.4 million (ZAR 284.4 million) as a result of deteriorating trading conditions of this segment, particularly at Net1 UTA, and uncertainty surrounding contract finalization dates which will impact future cash flows.

As we expand internationally, whether through traditional selling arrangements to provide products and services (such as in Ghana and Iraq) or through joint ventures (such as with SmartSwitch Namibia and SmartSwitch Botswana), we expect to receive revenues from sales of hardware and from software customization and licensing to establish the infrastructure of POS terminals and smart cards necessary to enable utilization of the UEPS and DUET technology in a particular country. To the extent that we enter into joint ventures and account for the investment as an equity investment, we are required to eliminate our portion of the sale of hardware, software and licenses to the investees. The sale of hardware, software and licenses under these arrangements occur on an ad hoc basis as new arrangements are established, which can materially affect our revenues and operating income in this segment from period to period.

Corporate/ Eliminations

The increase in our losses resulted from increases in corporate head office-related expenditure, including the effects of the increase in inflation in South Africa and stock-based compensation charges.

Our loss includes expenditure related to compliance with Sarbanes; non-executive directors' fees; employee and executive salaries and bonuses; stock-based compensation; legal and audit fees; directors and officer's insurance premiums; telecommunications expenses; property-related expenditures including utilities, rental, security and maintenance; and elimination entries.

Fiscal 2009 Compared to Fiscal 2008

The following factors contributed significantly to the comparability of our results of operations for the 2009 and 2008 fiscal years:

- ***Strengthening of the US dollar during fiscal 2009:*** The US dollar appreciated by 23% compared to the ZAR during fiscal 2009 compared to fiscal 2008 which has had a negative impact on our reported results;
- ***Non-recurring 2009 items:*** During fiscal 2009 we recognized a foreign exchange gain of $26.7 million (ZAR 238.3 million) resulting from an asset swap arrangement and recognized a profit on the sale of our traditional microlending business of $0.5 million (ZAR 4.1 million);
- ***Impact of Net1 UTA acquisition:*** Our reported revenue and intangible asset amortization increased during fiscal 2009 as a result of our acquisition of Net1 UTA during the first quarter of fiscal 2009;
- ***Lower revenue and operating income under our Ghana contract:*** Revenues and operating income under our Ghana contact decreased during fiscal 2009 compared with fiscal 2008 as we delivered the bulk of the software and hardware required during fiscal 2008; and
- ***Increased stock-based compensation charges:*** We recorded higher stock-based compensation charges during fiscal 2009 resulting from stock options granted in August 2008 and May 2009.

Consolidated overall results of operations

This discussion is based on the amounts which were prepared in accordance with US GAAP.

The following tables show the changes in the items comprising our statements of operations, both in US dollars and in ZAR:

Table 12

	In United States Dollars (US GAAP)		
	Year ended June 30,		
	2009 $ '000	**2008 $ '000**	**$ % change**
Revenue	246,822	254,056	(3)%
Cost of goods sold, IT processing, servicing and support	70,091	67,486	4%
Selling, general and administration	64,833	65,362	(1)%
Depreciation and amortization	17,082	10,822	58%
Profit on sale of microlending business	455	-	
Impairment of goodwill	1,836	-	
Operating income	93,435	110,386	(15)%
Foreign exchange gain related to short-term investment	26,657	-	
Interest income, net	10,828	15,722	(31)%
Income before income taxes	130,920	126,108	4%
Income tax expense	42,744	39,192	9%
Net income before loss from equity-accounted investments	88,176	86,916	1%
Loss from equity-accounted investments	(874)	(1,036)	(16)%
Net income	87,302	85,880	2%
Less (Add): net income (loss) attributable to non-controlling interest	701	(815)	(186)%
Net income attributable to us	86,601	86,695	0%

Table 13

	In South African Rand (US GAAP)		
	Year ended June 30,		
	2009 ZAR '000	**2008 ZAR '000**	**ZAR % change**
Revenue	2,206,512	1,852,188	19%
Cost of goods sold, IT processing, servicing and support	626,592	492,005	27%
Selling, general and administration	579,587	476,520	22%
Depreciation and amortization	152,708	78,897	94%
Profit on sale of microlending business	4,068	-	
Impairment of goodwill	16,413	-	
Operating income	835,280	804,766	4%
Foreign exchange gain related to short-term investment	238,306	-	
Interest income, net	96,799	114,621	(16)%
Income before income taxes	1,170,385	919,387	27%
Income tax expense	382,118	285,728	34%
Net income before loss from equity-accounted investments	788,267	633,659	24%
Loss from equity-accounted investments	(7,813)	(7,553)	3%
Net income	780,454	626,106	25%
Less (Add): net income (loss) attributable to non-controlling interest	6,267	(5,942)	
Net income attributable to us	774,187	632,048	22%

Analyzed in ZAR, the increase in revenue and cost of goods sold, IT processing, servicing and support for fiscal 2009 was primarily due to the higher volumes in our transaction-based activities and a greater number of UEPS-based smart card holders and the acquisition of Net1 UTA.

Our operating income margin decreased to 38% from 43% mainly as a result of the decrease in contribution from our hardware, software and related technology sales segment, which generates a lower margin than our transaction-based activities segment; increased intangible asset amortization related to the Net1 UTA and RMT acquisitions and increases in goods and services purchased from third parties, including the effects of the increase in inflation in South Africa, and stock-based compensation charges.

During fiscal 2009 we sold our traditional microlending business and recognized a profit of approximately $0.5 million (ZAR 4.1 million).

Selling, general and administration expenses increased primarily due to the stock-based compensation charge related to the options and restricted stock awarded in the first and fourth quarters of fiscal 2009, increases in goods and services purchased from third parties, including the effects of the increase in inflation in South Africa and expenses of $0.5 million related to our JSE listing.

Our direct costs of maintaining a listing on Nasdaq and obtaining a listing on the JSE, as well as compliance with the Sarbanes-Oxley Act of 2002, or Sarbanes, particularly Section 404 of Sarbanes, includes independent directors' fees, legal fees, fees paid to Nasdaq, our compliance officer's salary, fees paid to consultants who assist with Sarbanes compliance, fees paid to the JSE and consultants and advisors assisting with the JSE listing, and fees paid to our independent accountants related to the audit and review process. This has resulted in expenditures of $2.1 million (ZAR 18.7 million) and $1.9 million (ZAR 13.8 million) during fiscal 2009 and 2008, respectively.

Depreciation and amortization and deferred tax expenses increased during fiscal 2009 primarily as a result of the Net1 UTA and RMT acquisitions, as summarized in the tables below:

Table 14

	Year ended June 30,	
	2009	**2008**
	$ '000	**$ '000**
Amortization included in depreciation and amortization expense:	12,387	5,460
Prism acquisition	4,453	5,460
RMT acquisition	450	-
Net1 UTA acquisition	7,484	-
Deferred tax included in income tax expense:	3,515	1,907
Prism acquisition	1,515	1,907
RMT acquisition	126	-
Net1 UTA acquisition	1,874	-

Table 15

	Year ended June 30,	
	2009	**2008**
	ZAR '000	**ZAR '000**
Amortization included in depreciation and amortization expense:	110,734	39,805
Prism acquisition	39,805	39,805
RMT acquisition	4,024	-
Net1 UTA acquisition	66,905	-
Deferred tax included in income tax expense:	31,420	13,902
Prism acquisition	13,540	13,902
RMT acquisition	1,127	-
Net1 UTA acquisition	16,753	-

Property, plant and equipment acquired to provide administration and distribution services to our customers is depreciated over the shorter of expected useful life and the contract period with the provincial government. Through June 30, 2009, we were in an extension phase with all our contracts thus and the majority of our property, plant and equipment related to the administration and distribution of social welfare grants had been written off in prior periods. Accordingly, depreciation expense related to these activities decreased during fiscal 2009 compared with fiscal 2008. This reduction in depreciation was partially offset by the increase in depreciation related to new back-end processing computers and our participating merchant POS terminals.

We recognized a one-time foreign exchange gain of $26.7 million (ZAR 238.3 million) during fiscal 2009 resulting from an asset swap arrangement we entered into in August 2008.

Interest on surplus cash decreased to $20.3 million (ZAR 181.4 million) from $27.4 million (ZAR 199.7 million). The decrease in interest on surplus cash held in South Africa was due to a lower average daily ZAR cash balance resulting from the Net1 UTA acquisition, offset by higher deposit rates resulting from the adjustment in the South African prime interest rate from an average of approximately 14.21% per annum for fiscal 2008 to 14.32% per annum for fiscal 2009.

Included in interest expense is the facility fee of approximately $1.1 million (ZAR 9.7 million) that we paid to the lender under the short-term loan we obtained to fund the Net1 UTA acquisition and approximately $0.8 million (ZAR 7.3 million) interest on the loan. Excluding the impact of the facility fee and interest, finance costs decreased to $7.6 million (ZAR 67.6 million) from $11.7 million (ZAR 85.3 million) due to the elimination of our pre-funding requirements in April 2009.

Total tax expense increased to $42.7 million (ZAR 382.1 million) from $39.2 million (ZAR 285.7 million). Deferred tax assets and liabilities are measured utilizing the enacted fully distributed tax rate. Accordingly, a reduction in the fully distributed tax rate from 35.45% to 34.55% during fiscal 2009 resulted in lower deferred tax assets and liabilities and the net change of $3.5 million (ZAR 26.5 million) is included in income tax expense. In ZAR, without giving effect to the change in our fully-distributed tax rate, our total tax expense increased, primarily due to the foreign exchange gain discussed above. Our effective tax rate increased to 32.7% from 31.0%, primarily due to an increase in non-deductible expenses, including stock-based compensation charges, and taxable deemed dividends in the United States offset by non-taxable gains on the sale of our traditional microlending business and foreign tax credits generated during fiscal 2009.

Loss from equity-accounted investments for fiscal 2009 and 2008 was $0.9 million (ZAR 7.8 million) and $1.0 million (ZAR 7.6 million), respectively.

Results of operations by operating segment

The composition of revenue and the contributions of our business activities to operating income are illustrated below.

Table 16

	In United States Dollars (US GAAP)				
	Year ended June 30,				
Operating Segment	**2009 $ '000**	**% of total**	**2008 $ '000**	**% of total**	**% change**
Consolidated revenue:					
Transaction-based activities	148,399	60%	153,444	60%	(3)%
Smart card accounts	29,576	12%	35,914	14%	(18)%
Financial services	5,430	2%	8,251	3%	(34)%
Hardware, software and related technology sales	63,417	26%	56,447	23%	12%
Total consolidated revenue	246,822	100%	254,056	100%	(3)%
Consolidated operating income (loss):					
Transaction-based activities	83,509	89%	84,229	76%	(1)%
Operating income before amortization	85,404		86,000		(1)%
Amortization	(1,895)		(1,771)		7%
Smart card accounts	13,442	14%	16,325	15%	(18)%
Financial services	(34)	-%	1,935	2%	(102)%
Operating income before profit on sale of microlending business and impairment of goodwill	1,347		1,935		(30)%
Profit on sale of microlending business and impairment of goodwill	(1,381)		-		
Hardware, software and related technology sales	5,498	6%	11,708	11%	(53)%
Operating income before amortization	15,990		15,397		4%
Amortization	(10,492)		(3,689)		184%
Corporate/eliminations	(8,980)	(9)%	(3 311)	(4)%	136%
Total consolidated operating income	93,435	100%	110,386	100%	(15)%

Table 17

Operating Segment	2009 ZAR '000	% of total	2008 ZAR '000	% of total	% change
	In South African Rand (US GAAP) Year ended June 30,				
Consolidated revenue:					
Transaction-based activities	1,326,641	60%	1,118,679	60%	19%
Smart card accounts	264,400	12%	261,830	14%	1%
Financial services	48,543	2%	60,154	3%	-19%
Hardware, software and related technology sales	566,928	26%	411,525	23%	38%
Total consolidated revenue	2,206,512	100%	1,852,188	100%	19%
Consolidated operating income (loss):					
Transaction-based activities	746,545	89%	614,069	76%	22%
Operating income before amortization	763,483		626,984		22%
Amortization of intangible assets	(16,938)		(12,915)		31%
Smart card accounts	120,167	14%	119,017	15%	1%
Financial services	(304)	-%	14,107	2%	(102)%
Operating income before profit on sale of microlending business	12,041		14,107		(15)%
Loss of sale of microlending business	(12,345)		-		
Hardware, software and related technology sales	49,150	6%	85,357	11%	(42)%
Operating income before amortization	142,946		112,247		27%
Amortization of intangible assets	(93,796)		(26,890)		249%
Corporate/eliminations	(80,278)	(9)%	(27,784)	(4)%	189%
Total consolidated operating income	835,280	100%	804,766	100%	4%

Transaction-based activities

The increases in revenue and operating income were primarily due to higher average revenue per grant paid in all provinces where we provide a welfare distribution service, higher volumes from four of our provincial contracts, continued adoption of our merchant acquiring system in the provinces where we distribute welfare grants and increased transacting ability at participating retailers' POS devices in these provinces. We discuss these factors in more detail below.

Revenues for transaction-based activities include the transaction fees we earn through our merchant acquiring system and reflect the elimination of inter-company transactions.

The revenue and operating loss, inclusive of intangible asset amortization of $0.5 million, of RMT is included in our fiscal 2009 results.

Segment operating income margin increased to 56% from 55% mainly as a result of the price increases described above, partially offset by continued inflationary increases in our cost components.

Pension and welfare operations:

Refer to discussion under "—Fiscal 2010 compared to fiscal 2009—Results of operations by operating segment—Transaction-based activities— Pension and welfare operations."

Continued adoption of our merchant acquiring system:

Refer to discussion under "—Fiscal 2010 compared to fiscal 2009—Results of operations by operating segment—Transaction-based activities—Continued adoption of our merchant acquiring system."

EasyPay transaction fees:

During fiscal 2009 and 2008, EasyPay processed 580.7 million and 516.8 million transactions with an approximate value of $14.7 billion (ZAR 131.2 billion) and $15.9 billion (ZAR 115.6 billion), respectively. The average fee per transaction during fiscal 2009 and 2008, was $0.02 (ZAR 0.21) and $0.03 (ZAR 0.21), respectively.

Operating income margins generated by EasyPay during fiscal 2009 increased compared with fiscal 2008 primarily due to an increase in the number of transactions processed in fiscal 2009 and costs incurred in fiscal 2008 related to the implementation of a new integrated switch and restructuring costs. The new switch became operational during fiscal 2009 and we believe it has improved operating efficiencies and reduced costs at EasyPay and has enhanced our offering and enable us to take advantage of new business opportunities.

Amortization of EasyPay intangible assets during fiscal 2009 and 2008, of approximately $1.4 million (ZAR 12.9 million) and $1.8 million (ZAR 12.9 million), respectively, is included in the calculation of EasyPay operating margins.

Smart card accounts

Operating income margin from providing smart card accounts was constant at 45% for each of the fiscal 2009 and 2008.

In ZAR, revenue from the provision of smart card-based accounts grew in proportion to the higher number of beneficiaries serviced through our social welfare payment contracts. A total number of 3,875,463 smart card-based accounts were active at June 30, 2009, compared to 4,022,193 active accounts as at June 30, 2008. The decrease in the number of active accounts resulted from the removal of invalid or fraudulent grants by SASSA and the prejudicial transfer of beneficiaries to SAPO and certain banks.

Financial services

Revenue from UEPS-based lending decreased primarily due to the lower number of loans granted. In addition, on average, the return on these UEPS-based loans was lower. Our current UEPS-based lending portfolio comprises loans made to elderly pensioners in some of the provinces where we distribute social welfare grants. We insure the UEPS-based lending book against default and thus no allowance is required. We consider UEPS-based lending less risky than traditional microfinance loans because the grants are distributed to these lenders by us and these loans are insured.

Operating loss for fiscal 2009 includes a profit of $0.5 million (ZAR 4.1 million) on the sale of our traditional microlending business and goodwill impairment of $1.8 million (ZAR 16.4 million).

Revenues from our traditional microlending business decreased during fiscal 2009 due to the sale of our traditional microlending business on March 1, 2009, increased competition, our strategic decision not to grow this business, and an overall lower return on traditional microlending loans as a result of compliance with the National Credit Act, or NCA.

Under the Finbond agreement, we were responsible for the collection of loans granted prior to March 1, 2009. Finbond notified us that certain of these loans sold to them had not been settled by the borrower and we were responsible for recovery. The overall recovery of loans sold was better than initially anticipated at the time of the sale which resulted in a profit compared to the loss on sale of the traditional microlending business during the third quarter of fiscal 2009.

Excluding the effects of the goodwill impairment and profit on the sale of our traditional microlending business, operating income margin for the Financial services segment increased to 25% from 23%.

Hardware, software and related technology sales

Operating results for this segment include Net1 UTA only for fiscal 2009. The following table presents our revenue and operating income during fiscal 2009 and 2008:

Table 18

	Year ended June 30,	
	2009	**2008**
	$ '000	**$ '000**
Revenue	63,417	56,447
Hardware, software and related technology sales excluding Net1 UTA	43,857	56,447
Net1 UTA	19,560	-
Operating income before amortization of intangible assets	15,990	15,397
Operating income	5,498	11,708
Hardware, software and related technology sales excluding Net1 UTA	8,474	11,708
Net1 UTA	(2,976)	-
Net1 UTA excluding amortization of acquisition related intangible assets	4,508	-
Amortization of acquisition related intangible assets	(7,484)	-

Table 19	Year ended June 30,	
	2009	2008
	ZAR '000	ZAR '000
Revenue	566,928	411,525
Hardware, software and related technology sales excluding Net1 UTA	392,068	411,525
Net1 UTA	174,860	-
Operating income before amortization of intangible assets	142,946	112,247
Operating income	49,150	85,357
Hardware, software and related technology sales excluding Net1 UTA	75,755	85,357
Net1 UTA	(26,605)	-
Net1 UTA excluding amortization of acquisition related intangible assets	40,300	-
Amortization of acquisition related intangible assets	(66,905)	-

In ZAR, the increase in revenue was primarily due to the inclusion of Net1 UTA and hardware and software development sales under our Iraqi contract, offset by lower sales to the Bank of Ghana. In ZAR, the decrease in operating income was primarily due to amortization of Net1 UTA intangible assets and fewer sales to the Bank of Ghana, offset by the inclusion of operating income generated by Net1 UTA .

Revenue and operating income for fiscal 2009 comprised:

- software development and customization, sales of terminals and smart cards related to our Ghana contract;
- sales of DUET licenses, smart cards and terminals to Net1 UTA clients , mainly in Russia and Uzbekistan;
- sales of SIM cards to customers;
- sales of cryptographic solutions to customers;
- rental of terminals to merchants participating in our merchant acquiring system; and
- repairs and maintenance services to customers.

Amortization of Prism intangible assets during fiscal 2009 and 2008, respectively, was approximately $3.0 million (ZAR 26.9 million) and $3.7 million (ZAR 26.9 million) and reduced our operating income.

Corporate/ Eliminations

The increase in our loss resulted from increases in corporate head office-related expenditure, including the effects of the increase in inflation in South Africa and stock-based compensation charges.

Our loss includes expenditure related to compliance with Sarbanes; non-executive directors' fees; employee and executive salaries and bonuses; stock-based compensation; legal and audit fees; directors and officer's insurance premiums; telecommunications expenses; property-related expenditures including utilities, rental, security and maintenance; and elimination entries.

Liquidity and Capital Resources

Our business has historically generated and continues to generate high levels of cash. At June 30, 2010, our cash balances were $153.7 million, which comprised mainly ZAR-denominated balances of ZAR 1.0 billion ($131.8 million), US dollar-denominated balances of $14.9 million and other currency deposits, primarily euro, of $7.1 million. Our cash balances decreased from June 30, 2009 levels mainly as a result of the $124.5 million repurchase of our common stock from Brait S.A.'s investment affiliates, which decrease was offset by cash generated by operating activities.

During fiscal 2010, our Board of Directors authorized the repurchase of up to $100 million of our common stock. The authorization does not have an expiration date. The authorization may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, liquidity and other factors that management deems appropriate. During fiscal 2010, we did not repurchase any shares under this authorization.

We generally invest the surplus cash held by our South African operations in overnight call accounts that we maintain at South African banking institutions, and surplus cash held by our non-South African companies in the US and European money markets.

We have short-term facilities in South Africa of approximately ZAR 250 million ($32.7 million). We recently reduced these facilities from approximately ZAR 500 million in order to reduce the charge on unutilized credit facilities charged by our bankers. We also have a €1 million facility with each of Austria's two largest banks. These facilities are available to us when required.

Historically, we have financed most of our operations, research and development, working capital, capital expenditures and acquisitions through our internally generated cash. We take the following factors into account when considering whether to borrow under our financing facilities:

- cost of capital;
- cost of financing;
- opportunity cost of utilizing surplus cash; and
- availability of tax efficient structures to moderate financing costs.

We have a unique cash flow cycle due to the funding mechanism in our pension and welfare business and our pre-funding of merchants. We receive grant funds from SASSA 48 hours prior to the provision of the service and any interest we earn on these amounts is for the benefit of SASSA. In addition, we pre-fund certain merchants who facilitate the distribution of grants through our merchant acquiring system. When grants are paid at merchant locations before the start of the payment service at pay points, we pre-fund these payments to the merchants distributing the grants on our behalf. We typically reimburse these merchants within 48 hours after they distribute the grants to the social welfare beneficiaries.

We currently believe that our cash and credit facilities are sufficient to fund our current operations for at least the next four quarters.

We receive cash from health care plans which we disburse to health care service providers once we have adjudicated claims and from customers on whose behalf we processes payroll payments that we will disburse to customer employees, payroll-related payees and other payees designated by the customer. These funds do not represent cash that is available to us and we present these funds, and the associated liability, outside of our current assets and liabilities on our consolidated balance sheet. Movements in these cash balances are presented in investing activities and movements in the obligations are presented in financing activities in our consolidated statement of cash flows.

Cash flows from operating activities

Cash flows from operating activities for fiscal 2010 decreased to $68.7 million (ZAR 522.1 million) from $106.8 million (ZAR 954.5 million) for fiscal 2009, largely due to the factors that contributed to decreases in revenues and operating income in our hardware, software and related technology sales segments, offset by increases in revenue and operating income in our transaction-based activities.

In ZAR, cash flows from operating activities for fiscal 2009 increased to $106.8 million (ZAR 954.5 million) from $118.8 million (ZAR 865.9 million) for fiscal 2008, largely due to the factors that contributed to increases in revenues and operating income in our transaction-based activities and hardware, software and related technology sales segments, as well as the elimination of our pre-funding obligation.

During fiscal 2010 we made an additional second provisional tax payment of $4.0 million (ZAR 30.1 million) related to our 2009 tax year in South Africa. In addition, we made a first provisional payment of $17.8 million (ZAR 133.5 million), a second provisional payment of $20.3 million (ZAR 155.8 million) related to our 2010 tax year in South Africa and paid STC of $12.1 million (ZAR 92.2 million) related to cross-border intercompany dividends paid. During fiscal 2009 we paid provisional taxes of approximately $10.3 million (ZAR 86.0 million) related to the tax year ended June 30, 2008 and provisional taxes of approximately $40.1 million (ZAR 361.2 million) related to the tax year ended June 30, 2009.

Taxes paid during fiscal 2010 and 2009 were as follows:

Table 20

	Year ended June 30,			
	2010	**2009**	**2010**	**2009**
	$	**$**	**ZAR**	**ZAR**
	'000	**'000**	**'000**	**'000**
First provisional payments	17,788	18,845	133,522	187,986
Second provisional payments	20,309	21,226	155,769	173,201
Third provisional payments	239	2,868	1,789	28,704
Taxation paid related to prior years	3,996	7,412	30,119	57,284
Taxation refunds received	(241)	(61)	(1,913)	(471)
Secondary taxation on companies	12,052	2,230	92,215	22,318
Total tax paid	54,143	52,520	411,501	469,022

Cash flows from investing activities

Cash used in investing activities for fiscal 2010 includes capital expenditure of $2.7 million (ZAR 20.7 million), primarily for the acquisition of POS devices to service our merchant acquiring system, improvements to leasehold property and the acquisition of computer equipment.

During fiscal 2010, we paid $1.0 million (ZAR 7.3 million), net of cash received, for 100% of the outstanding ordinary capital of MediKredit and all claims outstanding and $9.4 million (ZAR 69.0 million), net of cash received for the FIHRST business and software.

Cash used in investing activities for fiscal 2009 includes capital expenditure of $4.8 million (ZAR 42.6 million), which relates primarily to the purchase of back-end processing machines to maintain and expand current operations, equipment acquired for our card manufacturing facility, modifications to vehicles acquired to distribute social welfare grants, acquisition of POS terminals for our merchant acquiring system and computer hardware acquired to upgrade our EasyPay switch and service potential customers.

During fiscal 2009, we paid $97.9 million (ZAR 767.3 million), net of cash received, for 80.1% of Net1 UTA, which includes approximately $0.5 million paid to consultants. In addition, we paid $3.4 million (ZAR 34.8 million) in cash to acquire a further interest in Finbond and $1.4 million (ZAR 12 million) in cash to purchase RMT. We also made additional equity investments in VinaPay and VTU Colombia for a total of approximately $0.6 million and a loan to VTU Colombia of approximately $0.2 million, all of which were used to fund operating activities.

Cash used in investing activities for fiscal 2008 includes capital expenditures of $3.6 million (ZAR 26.0 million), which relates primarily to the renovations of the transaction-based activities segment head office and data room, the hardware and software acquired, including hardware to perform switching activities and software to interface with customers and perform database management, vehicles acquired to distribute social welfare grants, the capital expenditure to maintain and expand our EasyPay operations, and the acquisition of POS terminals for our merchant acquiring system.

Cash flows from financing activities

During fiscal 2010 we repurchased, using our ZAR reserves, 9,221,526 shares of our common stock from Brait S.A.'s investment affiliates for $13.50 (ZAR 105.98) per share, for an aggregate repurchase price of $124.5 million (ZAR 977.3 million). In addition, we incurred costs of approximately $0.5 million (ZAR 3.9 million) related to the repurchase of these shares. We also paid $1.3 million on account of shares we repurchased on June 30, 2009, under our 2009 share buy-back program and received $0.7 (ZAR 5.5 million) from employees exercising stock options and repaying loans.

During fiscal 2009, we received and repaid a $110 million short-term loan facility and we paid the $1.1 million related facility fee. We also acquired 3,621,247 shares of our common stock for $40.7 million, and received $0.3 million (ZAR2.7 million) from stock option exercises.

During fiscal 2008 we received approximately $0.6 million (ZAR 4.0 million) from employees to repay loans associated with stock options granted to them as well as the interest thereon. In addition, we received approximately $2.9 million (ZAR 21.3 million) from the proceeds of stock options exercises.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Capital Expenditures

Capital expenditures for the years ended June 30, 2010, 2009 and 2008 were as follows:

Table 21	Year ended June 30,					
Operating Segment	2010 $'000	2009 $'000	2008 $'000	2010 ZAR '000	2009 ZAR '000	2008 ZAR '000
Transaction-based activities	2,177	3,161	2,774	16,565	28,258	20,222
Smart card accounts	-	-	-	-	-	-
Financial services	302	751	562	2,298	6,714	4,097
Hardware, software and related technology sales	251	858	227	1,910	7,670	1,655
Corporate / Eliminations	-	-	-	-	-	-
Consolidated total	2,730	4,770	3,563	20,773	42,642	25,974

We operate in an environment where the payment of social welfare grants requires substantial capital investment to establish an operational infrastructure when a contract commences. Further capital investment is required when the number of beneficiaries increases to the point where the maximum capacity of the original infrastructure is exceeded.

Our capital expenditures for fiscal 2010, 2009 and 2008, are discussed under "—Liquidity and Capital Resources—Cash flows from investing activities."

All of our capital expenditures for the past three fiscal years were funded through internally generated funds. We had outstanding capital commitments as of June 30, 2010, of $0.02 million related mainly to computer equipment ordered in order to maintain and expand activities. We anticipate that capital spending for the first quarter of fiscal 2011 will relate primarily to on-going replacement of equipment used to administer and distribute social welfare grants, establish a backend processing centre related to our Virtual Card offering and provide transaction processing services. We expect to fund these expenditures through internally generated funds.

Contingent Liabilities, Commitments and Contractual Obligations

We lease various premises under operating leases. Our minimum future commitments for lease premises as well as other commitments are as follows:

Table 22	Payments due by Period, as of June 30, 2010 (in $ '000s)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Interest bearing liabilities	$4,343	$-	$-	$-	$4,343
Operating lease obligations	7,495	3,349	3,256	890	-
Purchase obligations	3,139	3,139	-	-	-
Capital commitments	21	21	-	-	-
Total	$14,998	$6,509	$3,256	$890	$4,343

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We seek to reduce our exposure to currencies other than the South African rand, or ZAR, through a policy of matching, to the extent possible, assets and liabilities denominated in those currencies. In addition, we use financial instruments to economically hedge our exposure to exchange rate and interest rate fluctuations arising from our operations. We are also exposed to equity price and liquidity risks as well as credit risks.

Currency Exchange Risk

We are subject to currency exchange risk because we purchase inventories that we are required to settle in other currencies, primarily the euro and US dollar. We have used forward contracts to limit our exposure in these transactions to fluctuations in exchange rates between the ZAR, on the one hand, and the US dollar and the euro, on the other hand. As of June 30, 2010, and 2009, our outstanding foreign exchange contracts were as follows:

As of June 30, 2010

Notional amount		Strike price		Fair market value price		Maturity
EUR	207,000	ZAR	10.1107	ZAR	9.4802	July 30, 2010
EUR	31,200	ZAR	9.5976	ZAR	9.5080	October 9, 2010

As of June 30, 2009

Notional amount		Strike price		Fair market value price		Maturity
EUR	241,500	ZAR	13.1515	ZAR	10.9967	August 14, 2009
EUR	(241,500)	ZAR	11.3691	ZAR	10.9341	July 17, 2009

Translation Risk

Translation risk relates to the risk that our results of operations will vary significantly as the US dollar is our reporting currency, but we earn most of our revenues and incur most of our expenses in ZAR. The US dollar to ZAR exchange rate has fluctuated significantly over the past three years. As exchange rates are outside our control, there can be no assurance that future fluctuations will not adversely affect our results of operations and financial condition.

Interest Rate Risk

As a result of our normal borrowing and leasing activities, our operating results are exposed to fluctuations in interest rates, which we manage primarily through our regular financing activities. We generally maintain limited investment in cash equivalents and have occasionally invested in marketable securities. The interest earned on our bank balances and short term cash investments is dependent on the prevailing interest rates in the jurisdictions where our cash reserves are invested.

Credit Risk

Credit risk relates to the risk of loss that we would incur as a result of non-performance by counterparties. We maintain credit risk policies with regard to our counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as our management deems appropriate.

With respect to credit risk on financial instruments, we maintain a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of BBB or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Equity Price and Liquidity Risk

Equity price risk relates to the risk of loss that we would incur as a result of the volatility in the exchange-traded price of equity securities that we hold and the risk that we may not be able to liquidate these securities. We have invested in approximately 22% of the issued share capital of Finbond Group Limited, or Finbond, which are exchange-traded equity securities. The fair value of these securities as of June 30, 2010, represented approximately 2% of our total assets, including these securities. We expect to hold these securities for an extended period of time and we are not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remain sound.

The market price of these securities may fluctuate for a variety of reasons, consequently, the amount we may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Liquidity risk relates to the risk of loss that we would incur as a result of the lack of liquidity on the exchange on which these securities are listed. We may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange traded price, or at all.

The following table summarizes our exchange-traded equity securities with equity price risk as of June 30, 2010. The effects of a hypothetical 10% increase and a 10% decrease in market prices as of June 30, 2010 is also shown. The selected 10% hypothetical change does not reflect what could be considered the best or worst case scenarios. Indeed, results could be far worse due both to the nature of equity markets and the aforementioned liquidity risk.

Table 23

	As of June 30, 2010			
	Fair value ($ '000)	**Hypothetical price change**	**Estimated fair value after hypothetical change in price ($ '000)**	**Hypothetical Percentage Increase (Decrease) in Shareholders' Equity**
Exchange-traded equity securities.	7,299	10%	8,029	0.25%
		(10)%	6,569	(0.25)%

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our consolidated financial statements, together with the report of our independent registered public accounting firm, appear on pages F-1 through F-51 of this Annual Report on Form 10-K.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, the chief executive officer and the chief financial officer concluded that our disclosure controls and procedures were effective as of June 30, 2010.

Internal Control over Financial Reporting

Internal control over financial reporting is a process designed by, or under the supervision, of the company's chief executive officer (CEO) and chief financial officer (CFO), or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent Limitations in Internal Control over Financial Reporting

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management's Report on Internal Control Over Financial Reporting

Management, including our chief executive officer and our chief financial officer, is responsible for establishing and maintaining adequate internal control over our financial reporting. Management conducted an evaluation of the effectiveness of internal control over financial reporting based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2010. Deloitte & Touche (South Africa), an independent registered public accounting firm, has issued an audit report on the Company's internal control over financial reporting. As permitted by the rules of the SEC, we have excluded MediKredit and FIHRST from our annual assessment of the effectiveness of internal control over financial reporting for the year ended June 30, 2010, the year of acquisition. As of June 30, 2010, MediKredit's and FIHRST's total combined assets represented approximately 11% of our consolidated total assets and approximately 12% of consolidated total current assets. Their total combined revenues constituted approximately 3% of our consolidated revenue and their net income constituted approximately 0.3% of our consolidated net income for the year ended June 30, 2010.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the most recent fiscal quarter ended June 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. As permitted by the rules of the SEC, we have excluded MediKredit and FIHRST from our annual assessment of the effectiveness of internal control over financial reporting for the year ended June 30, 2010, the year of acquisition. Management continues to evaluate MediKredit and FIHRST's internal controls over financial reporting. See Item 1A. "Risk Factors — Failure to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act, especially over companies that we may acquire, could have a material adverse effect on our business and stock price. Our management certification and auditor attestation regarding the effectiveness of our internal control over financial reporting as of June 30, 2010, excluded the operations of MediKredit and FIHRST. If we are not able to integrate MediKredit and FIHRST operations into our internal control over financial reporting, our internal control over financial reporting may not be effective" in Part I, Item 1A of this Annual Report on Form 10-K for additional information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of Net 1 UEPS Technologies, Inc.

We have audited the internal controls over financial reporting of Net 1 UEPS Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2010, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at MediKredit Integrated Healthcare Solutions (Proprietary) Limited ("MediKredit") and Net 1 FIHRST Holdings (Proprietary) Limited ("FIHRST"), which was acquired on January 1, 2010 and March 31, 2010 respectively. As of June 30, 2010, MediKredit's and FIHRST's combined total assets represented approximately 11% of consolidated total assets, approximately 12% of consolidated total current assets and the total revenues constituted approximately 3% of consolidated revenue and the net income constituted approximately 0.3% of consolidated net income for the year ended June 30, 2010. Accordingly, our audit did not include the internal control over financial reporting at MediKredit and FIHRST. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers or persons performing similar functions, and effected by the company's board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended June 30, 2010 of the Company and our report dated August 26, 2010, expressed an unqualified opinion on those financial statements.

/s/ Deloitte & Touche (South Africa)
Per PJ Smit
Partner
August 26, 2010

ITEM 9B. OTHER INFORMATION

On August 24, 2010, we entered into a new service level agreement with SASSA which replaces our previous SASSA contract that expired on June 30, 2010. The new agreement is retroactively effective from July 1, 2010 and expires on March 31, 2011. Under the contract, we continue to provide our social welfare grants distribution service to SASSA in five of South Africa's nine provinces (KwaZulu-Natal, Limpopo, North West, Northern Cape and Eastern Cape). As was the case with our previous contact, the new contract contains a standard pricing formula for all provinces based on a transaction fee per beneficiary paid, regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month. However, the new contract provides for a reduction in both the level of the transaction fee per beneficiary paid and the guaranteed minimum number of beneficiaries. We expect that our future revenues, operating income, net income and cash flow will be negatively impacted by these reductions unless we are able to offset the reductions by increasing our revenues from our other business activities, reducing expenses, or both. See the first captioned section under Item 1A. "Risk Factors" and Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations—Business Developments during Fiscal 2010—South Africa—SASSA contract."

Under the new contract, SASSA will continue to pre-fund all social welfare grants. We continue to pre-fund merchants who facilitate the distribution of grants through our merchant acquiring system.

We will file our new SASSA service level agreement with our Form 10-Q for the quarter ending September 30, 2010. However, consistent with our prior practice, we will redact certain portions of the agreement that specify the amount of the transaction fee per beneficiary paid and the guaranteed minimum number of beneficiaries per month and will seek confidential treatment under the Exchange Act for such portions.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our executive officers is set out in Part I, Item 1 under the caption "Executive Officers and Significant Employees of the Registrant." The other information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2010, entitled "Board of Directors and Corporate Governance" and "Additional Information", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2010, entitled "Compensation Discussion and Analysis," "Summary Compensation Table," "Grants of Plan-Based Awards," "Outstanding Equity Awards at 2010 Fiscal Year-End," "Options Exercised and Stock Vested," "Compensation of Directors," "Potential Payments Upon Termination or Change–in-Control" and "Remuneration Committee Report" to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2010, entitled "Outstanding Equity Awards at 2010 Fiscal Year-End" and "Security Ownership of Certain Beneficial Owners", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2010, entitled "Certain Relationships and Related Transactions" and "Board of Directors and Corporate Governance", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is incorporated by reference to the sections of our definitive proxy statement for our annual meeting of shareholders to be held in 2010, entitled "Audit and Non-Audit Fees", to be filed with the SEC within 120 days after the end of the fiscal year covered by this Form 10-K.

PART IV

ITEM 15. EXHIBITS and FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this report

1. Financial Statements

The following financial statements are included on pages F-1 through F-51.

2. Financial Statement Schedules

Financial statement schedules have been omitted since they are either not required, not applicable, or the information is otherwise included.

(b) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to our Form 8-K filed on December 1, 2008)
3.2	Amended and Restated By-Laws of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 3.2 to our Form 8-K filed on November 5, 2009).
4.1	Form of common stock certificate (incorporated by reference to Exhibit 4.1 to our Registration Statement on Form S-1 filed June 20, 2005 (SEC File No. 333-125273))
10.1	Distribution Agreement, dated July 1, 2002, between Net 1 UEPS Technologies, Inc. and Net 1 Investment Holdings (Pty) Limited (incorporated by reference to Exhibit 10.1 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))
10.2	Patent and Technology Agreement, dated June 19, 2000, by and between Net 1 Holdings S.a.r.l. and Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.2 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))
10.3	Technology License Agreement between Net 1 Investment Holdings (Proprietary) Limited and Visa International Service Association (incorporated by reference to Exhibit 10.12 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))
10.4	Product License Agreement between Net 1 Holdings S.a.r.l. and Net 1 Operations S.a.r.l. (incorporated by reference to Exhibit 10.8 to Amendment No. 2 to our Registration Statement on Form S-4/A, filed on April 21, 2004 (Commission File No. 333-112463))
10.5	Non Exclusive UEPS License Agreement between Net 1 Investment Holdings (Proprietary) Limited and SIA Netcards (incorporated by reference to Exhibit 10.10 to Amendment No. 2 to our Registration Statement on Form S-4/A, filed on April 21, 2004 (Commission File No. 333-112463))
10.6	Assignment of Copyright and License of Patents and Trade Marks between MetroLink (Proprietary) Limited and Net 1 Products (Proprietary) Limited (incorporated by reference to Exhibit 10.18 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))
10.7	Agreement between Nedcor Bank Limited and Net 1 Products (Proprietary) Limited (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))
10.8	Patent and Technology Agreement by and among Net 1 Investment Holdings (Proprietary) Limited, Net 1 Applied Technology Holding Limited and Nedcor Bank Limited (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))
10.9	Patent and Technology Agreement by and among Net 1 Holdings S.a.r.l., Net 1 Applied Technology Holdings Limited and Nedcor Bank Limited (incorporated by reference to Exhibit 10.19 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))

10.10	Agreement by and among Nedbank Limited, Net 1 UEPS Technologies, Inc., and Net 1 Applied Technologies South Africa Limited (incorporated by reference to Exhibit 10.20 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))
10.11	Stock Purchase Agreement dated July 18, 2005, by and among CI Law Trustees Limited for the San Roque Trust, Dr. Serge C.P. Belamant, South African Private Equity Fund III, L.P., South African Private Equity Trust III, Brenthurst Private Equity II Limited, Brenthurst Private Equity South Africa I Limited, General Atlantic Partners 80, L.P., GapStar, LLC, GAP Coinvestments III, Brait International Limited, LLC, GAP Coinvestments IV, LLC, GAPCO GmbH & Co. KG and Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.21 to our Registration Statement on Form S-1/A filed July 19, 2005 (Commission File No. 333-125273))
10.12	Amendment No. 1 to the Stock Purchase Agreement dated as of August 11, 2005 (incorporated by reference to Exhibit 10.23 to our Form 10-K filed on September 13, 2005)
10.13**	Banking Facility between Nedbank Limited and Net1 Applied Technologies South Africa Limited dated as of April 30, 2010
10.14	Facility between Cash Paymaster Services Eastern Cape (Proprietary) Limited and Nedbank Limited (incorporated by reference to Exhibit 10.15 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))
10.15	Addendum to Facility Letter – Approval of Increase Bridging Loan Facilities between Nedbank Limited and Net 1 Applied Technology Holdings Limited (incorporated by reference to Exhibit 10.16 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))
10.16	Service Level Agreement between the Department of Social Welfare and Population Development Kwa-Zulu Natal and Cash Paymaster Services KwaZulu-Natal (Pty) Limited (incorporated by reference to Exhibit 10.4 to our Registration Statement on Form S-4 filed February 3, 2004 (Commission File No. 333-112463))
10.17	Addendum to service level agreement dated as of April 14, 2006, entered into by and between the Kwa-Zulu Natal Provincial Government, in its Department of Welfare and Population Development and Cash Paymaster Services (KwaZulu-Natal) (Pty) (Ltd) (incorporated by reference to Exhibit 10.26 to our Annual Report on Form 10-K filed August 29, 2006 (Commission File No. 000-31203))
10.18	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Kwa-Zulu Natal province (incorporated by reference to Exhibit 10.31 to our Form 10-Q filed on February 7, 2007)
10.19	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Kwa-Zulu Natal province (incorporated by reference to Exhibit 10.20 to our Form 10-K filed on August 28, 2008)
10.20	Service Level Agreement between the Province of Eastern Cape Department of Social Development and CPS Eastern Cape (Proprietary) Limited (incorporated by reference to Exhibit 10.13 to our Registration Statement on Form S-1 filed May 26, 2005 (Commission File No. 333-125273))
10.21	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Eastern Cape province (incorporated by reference to Exhibit 10.33 to our Form 10-Q filed on February 7, 2007)
10.22	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Eastern Cape province (incorporated by reference to Exhibit 10.23 to our Form 10-K filed on August 28, 2008)
10.23	Service level agreement dated March 31, 2006, between the Limpopo Provincial Government in its Department of Health and Social Development and Cash Paymaster Services (Northern) (Pty) Ltd (incorporated by reference to Exhibit 10.26 to our Quarterly Report on Form 10-Q filed May 9, 2006 (Commission File No. 000-31203))
10.24	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Limpopo (formerly Northern) province (incorporated by reference to Exhibit 10.32 to our Form 10-Q filed on February 7, 2007)
10.25	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Limpopo province (incorporated by reference to Exhibit 10.26 to our Form 10-K filed on August 28, 2008)
10.26	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the North West province (incorporated by reference to Exhibit 10.34 to our Form 10-Q filed on February 7, 2007)
10.27	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the North West province (incorporated by reference to Exhibit 10.28 to our Form 10-K filed on August 28, 2008)

10.28	Letter agreement effective January 31, 2007 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Northern Cape province (incorporated by reference to Exhibit 10.35 to our Form 10-Q filed on February 7, 2007)
10.29	Letter agreement effective March 7, 2008 between Net 1 UEPS Technologies, Inc. and the South African Social Security Agency extending Net1's service level agreement in the Northern Cape province (incorporated by reference to Exhibit 10.30 to our Form 10-K filed on August 28, 2008)
10.30*	Amended and Restated Stock Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit A to Proxy Statement filed on October 28, 2009)
10.31*	Form of Stock Option Agreement dated as of August 24, 2006, by and between Net 1 UEPS Technologies, Inc. and employees of Prism Holdings Limited (incorporated by reference to Exhibit 10.27 to our Form 10-Q filed on November 8, 2006)
10.32*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Serge Christian Pierre Belamant (incorporated by reference to Exhibit 10.36 to our Form 10-K filed on August 29, 2007)
10.33*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Herman Gideon Kotze (incorporated by reference to Exhibit 10.37 to our Form 10-K filed on August 29, 2007)
10.34*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Nitin Soma (incorporated by reference to Exhibit 10.39 to our Form 10-K filed on August 29, 2007)
10.35*	Form of Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and employees of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.40 to our Form 10-K filed on August 29, 2007)
10.36*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Christopher Stefan Seabrooke dated February 11, 2008 (incorporated by reference to Exhibit 10.41 to our Form 10-Q filed on May 8, 2008)
10.37*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Paul Edwards dated February 12, 2008 (incorporated by reference to Exhibit 10.42 to our Form 10-Q filed on May 8, 2008)
10.38	Facility Agreement, dated August 27, 2008, by and among Smartswitch Netherlands C.V., Net1 Applied Technologies Netherlands B.V. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.41 to our Form 10-Q filed on November 6, 2008)
10.39	Deed of Guarantee, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.42 to our Form 10-Q filed on November 6, 2008)
10.40	Charge Over Deposits, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.43 to our Form 10-Q filed on November 6, 2008)
10.41	Cession and Pledge in Security, dated August 27, 2008, by and between Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.44 to our Form 10-Q filed on November 6, 2008)
10.42	Deed of Subordination, dated August 27, 2008, by and among Smartswitch Netherlands C.V., Net 1 UEPS Technologies, Inc. and Investec Bank (UK) Limited (incorporated by reference to Exhibit 10.45 to our Form 10-Q filed on November 6, 2008)
10.43*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Christopher Stefan Seabrooke dated August 27, 2008* (incorporated by reference to Exhibit 10.46 to our Form 10-Q filed on November 6, 2008)
10.44*	Restricted Stock Agreement by and between Net 1 UEPS Technologies, Inc. and Paul Edwards dated August 27, 2008* (incorporated by reference to Exhibit 10.47 to our Form 10-Q filed on November 6, 2008)
10.45*	Form of Stock Option Agreement, by and between Net 1 UEPS Technologies, Inc. and recipients of stock options under the Amended and Restated 2004 Stock Option Incentive Plan of Net 1 UEPS Technologies, Inc. (incorporated by reference to Exhibit 10.48 to our Form 10-Q filed on November 6, 2008)
10.46†	Interim agreement entered into between SASSA and Cash Paymaster Services (Proprietary) Limited dated March 25, 2009 (incorporated by reference to Exhibit 10.49 to our Form 10-Q filed on May 7, 2009)
10.47	Stock Repurchase Agreement by and between Net 1 UEPS Technologies, Inc., South African Private Equity Fund III, L.P. and Brait International Limited (incorporated by reference to Exhibit 10.48 to our Form 10-K filed on August 27, 2009)
10.48*	Amendment to Restricted Stock Agreement for Non-U.S. Employees by and between Net 1 UEPS Technologies, Inc. and Serge C. P. Belamant dated March 18, 2010 (incorporated by reference to Exhibit 10.49 to our Form 10-Q filed on May 6, 2010)
10.49*	Amendment to Restricted Stock Agreement for Non-U.S. Employees by and between Net 1 UEPS Technologies, Inc. and Herman G. Kotze dated March 18, 2010 (incorporated by reference to Exhibit 10.50 to our Form 10-Q filed on May 6, 2010)
12**	Statement of Ratio of Earnings to Fixed Charges

14	Amended and Restated Code of Ethics (incorporated by reference to Exhibit 14 to our Form 8-K filed on August 27, 2009)
21**	Subsidiaries of Registrant
23**	Consent of Independent Registered Public Accounting Firm
31.1**	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended
31.2**	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) under the Securities Exchange Act of 1934, as amended
32**	Certification pursuant to 18 USC. Section 1350

† Confidential treatment has been granted for certain portions of this Exhibit pursuant to Rule 24b-2 of the Exchange Act, and thus, such portions have been omitted. A request to extend the period for which confidential treatment has been granted is pending.
* Indicates a management contract or compensatory plan or arrangement.
** Filed herewith

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NET 1 UEPS TECHNOLOGIES, INC.

By: /s/ Serge C.P. Belamant

Serge C.P. Belamant
Chief Executive Officer, Chairman of the Board and Director

Date: August 26, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Serge C.P. Belamant Serge C.P. Belamant	Chief Executive Officer and Chairman of the Board and Director (Principal Executive Officer)	August 26, 2010
/s/ Herman Gideon Kotzé Herman Gideon Kotzé	Chief Financial Officer, Treasurer and Secretary and Director (Principal Financial and Accounting Officer)	August 26, 2010
/s/ Antony Charles Ball Antony Charles Ball	Director	August 26, 2010
/s/ Christopher Stefan Seabrooke Christopher Stefan Seabrooke	Director	August 26, 2010
/s/ Alasdair Jonathan Kemsley Pein Alasdair Jonathan Kemsley Pein	Director	August 26, 2010
/s/ Paul Edwards Paul Edwards	Director	August 26, 2010
/s/ Tom Tinsley Tom Tinsley	Director	August 26, 2010

(This page intentionally left blank)

NET 1 UEPS TECHNOLOGIES, INC.

LIST OF CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of Net 1 UEPS Technologies, Inc.

We have audited the accompanying consolidated balance sheets of Net 1 UEPS Technologies, Inc. and subsidiaries (the "Company") as of June 30, 2010 and 2009 and the related consolidated statements of operations, changes in equity, comprehensive income and cash flows for each of the three years in the period ended June 30, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of Net 1 UEPS Technologies, Inc. and subsidiaries at June 30, 2010 and 2009, the results of their operations and their cash flows for each of the three years in the period ended June 30, 2010 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 26, 2010, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche (South Africa)

Per PJ Smit
Partner
August 26, 2010

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED BALANCE SHEETS
as of June 30, 2010 and 2009

	2010	2009
	(In thousands, except share data)	
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 153,742	$ 220,786
Pre-funded social welfare grants receivable (Note 4)	6,660	4,930
Accounts receivable, net (Note 5)	41,854	42,475
Finance loans receivable, net (Note 5)	4,221	2,563
Deferred expenditure on smart cards	-	8
Inventory (Note 6)	3,622	7,250
Deferred income taxes (Note 14)	16,330	12,282
Total current assets before settlement assets	226,429	290,294
Settlement assets	83,661	-
Total current assets	310,090	290,294
OTHER LONG-TERM ASSETS, including available for sale securities (Note 7)	7,423	7,147
PROPERTY, PLANT AND EQUIPMENT, net (Note 8)	7,286	7,376
EQUITY-ACCOUNTED INVESTMENTS (Note 7)	2,598	2,583
GOODWILL (Note 9)	76,346	116,197
INTANGIBLE ASSETS, net (Note 9)	68,347	75,890
TOTAL ASSETS	472,090	499,487
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable	3,596	5,481
Other payables (Note 10)	50,855	61,454
Income taxes payable	3,476	10,874
Total current liabilities before settlement obligations	57,927	77,809
Settlement obligations	83,661	-
Total current liabilities	141,588	77,809
DEFERRED INCOME TAXES (Note 14)	38,858	41,737
INTEREST BEARING LIABILITIES – non-controlling interest loans	4,343	4,185
COMMITMENTS AND CONTINGENCIES	-	-
TOTAL LIABILITIES	184,789	123,731
EQUITY		
COMMON STOCK (Note 11) Authorized shares: 200,000,000 with $0.001 par value; Issued and outstanding shares, net of treasury: 2010: 45,378,397; 2009: 54,506,487	59	59
PREFERRED STOCK Authorized shares: 50,000,000 with $0.001 par value; Issued and outstanding shares, net of treasury: 2010: -; 2009: -	-	-
ADDITIONAL PAID-IN CAPITAL	133,543	126,914
TREASURY SHARES, AT COST: 2010: 13,149,042; 2009: 3,927,516 (Note 11)	(173,671)	(48,637)
ACCUMULATED OTHER COMPREHENSIVE LOSS	(66,396)	(58,472)
RETAINED EARNINGS	392,343	353,353
TOTAL NET1 EQUITY	285,878	373,217
NON-CONTROLLING INTEREST	1,423	2,539
TOTAL EQUITY	287,301	375,756
TOTAL LIABILITIES AND EQUITY	$ 472,090	$ 499,487

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
for the years ended June 30, 2010, 2009 and 2008

	2010	2009	2008
	(In thousands, except per share data)		
REVENUE (Note 12)	$ 280,364	$ 246,822	$ 254,056
Sale of goods	36,228	47,003	39,021
Loan-based interest and fees received	4,214	5,659	8,585
Services rendered	239,922	194,160	206,450
EXPENSE			
Cost of goods sold, IT processing, servicing and support	72,973	70,091	67,486
Selling, general and administration	80,854	64,833	65,362
Depreciation and amortization	19,348	17,082	10,822
PROFIT ON SALE OF MICROLENDING BUSINESS	-	455	-
IMPAIRMENT OF GOODWILL (Note 9)	37,378	1,836	-
OPERATING INCOME	69,811	93,435	110,386
FOREIGN EXCHANGE GAIN RELATED TO SHORT-TERM INVESTMENT	-	26,657	-
INTEREST INCOME, net	9,069	10,828	15,722
INCOME BEFORE INCOME TAXES	78,880	130,920	126,108
INCOME TAX EXPENSE (Note 14)	40,822	42,744	39,192
NET INCOME BEFORE EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS	38,058	88,176	86,916
EARNINGS (LOSS) FROM EQUITY-ACCOUNTED INVESTMENTS (Note 7)	93	(874)	(1,036)
NET INCOME	38,151	87,302	85,880
(ADD) LESS: NET (LOSS) INCOME ATTRIBUTABLE TO NON-CONTROLLING INTEREST	(839)	701	(815)
NET INCOME ATTRIBUTABLE TO NET1	$ 38,990	$ 86,601	$ 86,695
Net income per share (Note 15)			
Basic earnings attributable to Net1 shareholders in $	0.84	1.53	1.50
Diluted earnings attributable to Net1 shareholders in $	0.84	1.53	1.49

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands)

	Net 1 UEPS Technologies, Inc. Shareholder														
	Common stock					Special convertible preferred stock		B Class Preference Shares						
	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Additional Paid-In Capital	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	AOC(L)I (1)	Total Net1 Equity	Non-controlling Interests	Total
Balance – July 1, 2007	51,730,547	$52	(299,821)	$(7,795)	$112,167	5,656,110	$5	41,676,625	$7	$180,552	$(3,915)	$281,073	$-	$281,073
Adoption of new standard - adjustment to opening retained earnings										(495)		(495)		(495)
Options exercised	324,542				2,919							2,919		2,919
Restricted stock granted	594,782											0		-
Shares withheld by the Company on automatic exercise of employee stock options			(6,448)	(155)								(155)		(155)
Settlement of loan note consideration for stock issued in accordance with Plan					544							544		544
Loan note consideration for stock issued in accordance with Plan					(463)							(463)		(463)
Conversion from special convertible preferred stock to common stock and cession of B class preference shares and B class loans to Net 1 as a result of trigger events	773,681				1	(773,681)		(5,700,807)	(1)			0		-
Stock-based compensation charge					4,257							4,257		4,257
Reversal of stock-based compensation charge					(286)							(286)		(286)
Income tax benefits from stock awards sold by employees					144							144		144
Comprehensive income (loss), net of taxes:														
Net income (loss)										86,695		86,695		86,695
Other comprehensive income (loss):														
Movement in foreign currency translation reserve											(33,905)	(33,905)		(33,905)
Balance – June 30, 2008	53,423,552	$52	(306,269)	$(7,950)	$119,283	4,882,429	$5	35,975,818	$6	$266,752	$(37,820)	$340,328	$-	$340,328

(1) - Accumulated Other Comprehensive (Loss) Income

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands)

	Net 1 UEPS Technologies, Inc. Shareholder													
	Common stock					Special convertible preferred stock		B Class Preference Shares						
	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Additional Paid-In Capital	Number of Shares	Amount	Number of Shares	Amount	Retained Earnings	AOC(L)I	Total Net1 Equity	Non-controlling Interests	Total
Balance – July 1, 2008	53,423,552	$52	(306,269)	$(7,950)	$119,283	4,882,429	$5	35,975,818	$6	$266,752	$(37,820)	$340,328	$-	$340,328
Options exercised	84,414	1			253							254		254
Restricted stock granted	3,474											-		-
Stock granted pursuant to Net1 UTA acquisition	40,134	-			981							981		981
Settlement of loan note consideration for stock issued in accordance with Plan					20							20		20
Loan note consideration for stock issued in accordance with Plan					(3)							(3)		(3)
Conversion from special convertible preferred stock to common stock and cession of B class preference shares and B class loans to Net 1 as a result of trigger events	4,882,429	6			4	(4,882,429)	(5)	(35,975,818)	(6)			(1)		(1)
Stock-based compensation charge					5,239							5,239		5,239
Reversal of stock-based compensation charge					(213)							(213)		(213)
Treasury shares acquired			(3,621,247)	(40,687)								(40,687)		(40,687)
Income tax benefits from stock awards sold by employees					1,350							1,350		1,350
Net1 UTA non-controlling interest acquired													1,838	1,838
Comprehensive income (loss), net of taxes:														
Net income (loss)										86,601		86,601	701	87,302
Other comprehensive income (loss):														
Net unrealized loss on available for sale investment											(1,611)	(1,611)		(1,611)
Movement in foreign currency translation reserve											(19,041)	(19,041)		(19,041)
Balance – June 30, 2009	58,434,003	$59	(3,927,516)	$(48,637)	$126,914	-	$-	-	$-	$353,353	$(58,472)	$373,217	$2,539	$375,756

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands)

	Net 1 UEPS Technologies, Inc. Shareholder									
	Number of Shares	Amount	Number of Treasury Shares	Treasury Shares	Additional Paid-In Capital	Retained Earnings	AOC(L)I	Total Net1 Equity	Non-controlling Interests	Total
Balance – July 1, 2009	58,434,003	$59	(3,927,516)	$(48,637)	$126,914	$353,353	$(58,472)	$373,217	$2,539	$375,756
Options exercised	83,338	-			303			303		303
Restricted stock granted	10,098							0		-
Settlement of loan note consideration for stock issued in accordance with 2004 Stock Incentive Plan					417			417		417
Stock-based compensation charge					5,670			5,670		5,670
Treasury shares acquired (Note 11)			(9,221,526)	(125,034)				(125,034)		(125,034)
Income tax benefits from stock awards sold by employees					239			239		239
Comprehensive income (loss), net of taxes:										
Net income (loss)						38,990		38,990	(839)	38,151
Other comprehensive income (loss):										
Net unrealized loss on available for sale investment							(684)	(684)		(684)
Movement in foreign currency translation reserve							(7,240)	(7,240)	(277)	(7,517)
Balance – June 30, 2010	58,527,439	$59	(13,149,042)	$(173,671)	$133,543	$392,343	$(66,396)	$285,878	$1,423	$287,301

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the years ended June 30, 2010, 2009 and 2008

	2010	2009	2008
		(In thousands)	
Net income	$ 38,990	$ 86,601	$ 86,695
Other comprehensive loss:			
Net unrealized loss on asset available for sale	(684)	(19,041)	(33,905)
Movement in foreign currency translation reserve	(7,240)	(1,611)	-
Total other comprehensive loss	(7,924)	(20,652)	(33,905)
Comprehensive income	31,066	65,949	52,790
Less (Add) comprehensive income (loss) attributable to non-controlling interest	1,116	(701)	-
Comprehensive income attributable to Net1	$ 29,950	$ 66,650	$ 52,790

See accompanying notes to consolidated financial statements.

NET 1 UEPS TECHNOLOGIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended June 30, 2010, 2009 and 2008

	2010	2009	2008
		(In thousands)	
Cash flows from operating activities			
Net income	$ 38,151	$ 87,302	$ 85,880
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	19,348	17,082	10,822
(Earnings) Loss from equity-accounted investments	(93)	874	1,036
Fair value adjustment	78	(4,402)	(269)
Interest payable	301	425	434
Facility fee amortized	-	1,100	-
Loss (Profit) on disposal of property, plant and equipment	69	85	(110)
Profit on disposal of business	-	(455)	-
Stock compensation charge, net of forfeitures	5,670	5,026	3,971
Impairment of goodwill	37,378	1,836	-
Decrease (Increase) in accounts receivable, pre-funded social welfare grants receivable and finance loans receivable	4,666	14,639	(9,983)
Decrease in deferred expenditure on smart cards	8	50	416
Decrease (Increase) in inventory	3,867	(81)	(1,138)
(Decrease) Increase in accounts payable and other payables	(27,138)	(8,788)	24,353
(Decrease) Increase in taxes payable	(7,582)	(3,339)	1,369
(Decrease) Increase in deferred taxes	(6,040)	(4,586)	1,979
Net cash provided by operating activities	68,683	106,768	118,760
Cash flows from investing activities			
Capital expenditures	(2,730)	(4,770)	(3,563)
Proceeds from disposal of property, plant and equipment	106	159	160
Acquisition of available-for-sale securities	-	(3,422)	-
Acquisition of MediKredit and FIHRST, net of cash acquired (Note 3)	(10,319)	-	-
Acquisition of Net1 UTA, net of cash acquired (Note 3)	-	(97,992)	-
Acquisition of RMT, net of cash acquired (Note 3)	-	(1,381)	-
Acquisition of and advance of loans to equity-accounted investments	-	(450)	(500)
Net change in settlement assets	(77,243)	-	-
Net cash used in investing activities	(90,186)	(107,856)	(3,903)
Cash flows from financing activities			
Proceeds from issue of common stock	720	271	2,845
Acquisition of treasury stock (Note 11)	(126,304)	(39,412)	-
Proceeds from short-term loan facility (Note 19)	-	110,000	-
Repayment of short-term loan facility (Note 19)	-	(110,000)	-
Payment of facility fee (Note 19)	-	(1,100)	-
Repayment of non-controlling interest loan	-	-	-
Net change in settlement obligations	77,243	-	-
Proceeds from bank overdraft	-	2,843	1,462
Repayment of bank overdraft	(137)	(2,850)	(1,443)
Net cash (used in) provided by financing activities	(48,478)	(40,248)	2,864
Effect of exchange rate changes on cash	2,937	(10,353)	(16,973)
Net (decrease) increase in cash and cash equivalents	(67,044)	(51,689)	100,748
Cash and cash equivalents – beginning of year	220,786	272,475	171,727
Cash and cash equivalents at end of year	$ 153,742	$ 220,786	$ 272,475

See accompanying notes to consolidated financial statements.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION

Description of Business

Net 1 UEPS Technologies, Inc. ("Net1" and collectively with its consolidated subsidiaries, the "Company") was incorporated in the State of Florida on May 8, 1997. The Company provides a smart-card based alternative payment system for the unbanked and underbanked populations of developing economies. Its universal electronic payment system ("UEPS"), uses secure smart cards that operate in real-time but offline, which allows users to enter into transactions at any time with other card holders in even the most remote areas so long as a smart card reader, which is often portable and battery-powered, is available. The Company also develops and provides secure transaction solutions and services for first world markets. The Company's technology is widely used in South Africa today, where it distributes pension and welfare payments to over 3.2 million beneficiaries in five of South Africa's nine provinces, processes debit and credit card payment transactions on behalf of retailers that the Company believes represents nearly 65% of retailers within the formal retail sector in South Africa through the Company's EasyPay system, offers claims processing to more than 60% of South Africa's funders and providers of healthcare, processes payroll for over 700,000 employees through its FIHRST system, and provides mobile telephone top-up transactions for the major South African mobile carriers. During the past several years, the Company has expanded its business to a number of markets outside South Africa, including other countries on the African continent, Russia and other members of the Commonwealth of Independent States ("CIS"), the Middle East, Asia and Latin America.

Basis of presentation

The accompanying consolidated financial statements include subsidiaries over which Net1 exercises control and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

2. SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The financial statements of entities which are controlled by Net1, referred to as subsidiaries, are consolidated. Inter-company accounts and transactions are eliminated upon consolidation.

The Company, if it is the primary beneficiary, consolidates entities which are considered to be Variable Interest Entities ("VIE"). The primary beneficiary is considered to be the entity that will absorb a majority of the entity's expected losses, receive a majority of the entity's expected residual returns, or both. No entities were required to be consolidated in terms of these requirements during the years ended June 30, 2010 and 2009.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property, plant and equipment

Property, plant and equipment are shown at cost less accumulated depreciation. Property, plant and equipment are depreciated on the straight-line basis at rates which are estimated to amortize the assets to their anticipated residual values over their useful lives. Within the following asset classifications, the expected economic lives are approximately:

Computer equipment	3 to 5 years
Office equipment	2 to 10 years
Vehicles	4 to 8 years
Furniture and fittings	5 to 10 years
Plant and equipment	5 to 10 years

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, plant and equipment (continued)

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in income.

Leasehold improvement costs

Costs incurred in the adaptation of leased properties to serve the requirements of the Company are capitalized and amortized over the shorter of the term of the lease and the contract for which the lease has been entered into.

Sales taxes

Revenue and expenses are presented net of sales, use and value added taxes, as the case may be.

Income taxes

The Company provides for income taxes using the asset and liability method. This approach recognizes the amount of taxes payable or refundable for the current year, as well as deferred tax assets and liabilities for the future tax consequence of events recognized in the financial statements and tax returns. Deferred income taxes are adjusted to reflect the effects of changes in tax laws or enacted tax rates.

The tax rate in South Africa varies depending on whether income is distributed. During the years ended June 30, 2010 and 2009, the income tax rate was 28%, but upon distribution an additional tax ("STC") of 10% was due based on the amount of dividends declared net of dividends received during a dividend cycle. The Company therefore measures its income taxes and deferred income taxes for the year ended June 30, 2010 and 2009 using a combined rate of 34.55%. The income tax rate during the year ended June 30, 2008, was 29%, and the STC rate was 10.0%, which resulted in a combined rate of 35.45%.

In establishing the appropriate income tax valuation allowances, the Company assesses the realizability of its net deferred tax assets, and based on all available evidence, both positive and negative, determines whether it is more likely than not that the net deferred tax assets or a portion thereof will be realized.

Uncertain tax positions are recognized in the financial statements for positions which are considered more likely than not of being sustained based on the technical merits of the position on audit by the tax authorities. The measurement of the tax benefit recognized in the financial statements is based upon the largest amount of tax benefit that, in management's judgement, is greater than 50% likely of being realized based on a cumulative probability assessment of the possible outcomes.

The Company's policy is to include interest related to unrecognized tax benefits in interest income, net and penalties in selling, general and administration in the consolidated statements of operations.

Goodwill

Goodwill represents the excess of the purchase price of an acquired enterprise over the fair values of the identifiable assets acquired and liabilities assumed. The Company tests for impairment of goodwill on an annual basis and at any other time if events or circumstances change that would more likely than not reduce the fair value of the reporting unit goodwill below its carrying amount.

Circumstances that could trigger an impairment test include but are not limited to: a significant adverse change in the business climate or legal factors; an adverse action or assessment by a regulator; unanticipated competition; loss of key personnel; the likelihood that a reporting unit or significant portion of a reporting unit will be sold or otherwise disposed; and results of testing for recoverability of a significant asset group within a reporting unit.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Goodwill (continued)

If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recorded in the statement of operations. Measurement of the fair value of a reporting unit is based on one or more of the following fair value measures: the amount at which the unit as a whole could be bought or sold in a current transaction between willing parties; present value techniques of estimated future cash flows; or valuation techniques based on multiples of earnings or revenue, or a similar performance measure.

Intangible assets

Intangible assets are shown at cost less accumulated amortization. Intangible assets are amortized over the following useful lives:

Customer relationships	1 to 15 years
Software and unpatented technology	3 years
FTS patent	10 years
Exclusive licenses	7 years
Trademarks	3 to 20 years
Customer databases	3 years

Intangible assets are periodically evaluated for recoverability, and those evaluations take into account events or circumstances that warrant revised estimates of useful lives or that indicate that impairment exists.

Equity-accounted investments

The Company uses the equity method to account for investments in companies when it has significant influence but not control over the operations of the equity-accounted company. Under the equity method, the Company initially records the investment at cost and then adjusts the carrying value of the investment to recognize the proportional share of the equity-accounted company's net income (loss). In addition, dividends received from the equity-accounted company reduce the carrying value of the Company's investment.

Inventory

Inventory is valued at the lower of cost and market value. Cost is determined on a first-in, first-out basis and includes transport and handling costs.

Translation of foreign currencies

The primary functional currency of the Company is the South African Rand ("ZAR") and its reporting currency is the US dollar. The Company also has consolidated entities which have the euro, Russian ruble or Indian rupee as their functional currency. The current rate method is used to translate the financial statements of the Company to US dollar. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses are translated at average rates for the period. Translation gains and losses are reported in accumulated other comprehensive income in equity.

Foreign exchange transactions are translated at the spot rate ruling at the date of the transaction. Monetary items are translated at the closing spot rate at the balance sheet date. Transactional gains and losses are recognized in the statement of operations for the period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition

The Company recognizes revenue when:

- there is persuasive evidence of an agreement or arrangement;
- delivery of products has occurred or services have been rendered;
- the seller's price to the buyer is fixed or determinable; and
- collectability is reasonably assured.

The Company's principal revenue streams and their respective accounting treatments are discussed below:

Fees

The Company provides a state welfare benefit distribution service to provincial governments in South Africa. Fees are computed based on the number of beneficiaries included in the government payfile. Fee income received for these services is recognized in the statement of operations when distributions have been made to the beneficiaries.

Beneficiaries are able to load their welfare grants at merchants enrolled in the Company's participating retailer program in certain provinces. There is no charge to the beneficiary to load the grant onto a smart card at the merchant location, however, a fee is charged to the merchant for purchases made at the merchant using the smart card. A fee is also charged to the merchant when the beneficiary makes a cash withdrawal. Fee income received for these services is recognized in the statement of operations when the transaction occurs.

The Company provides an automated payment collection service to third parties, for which it charges monthly fees. These fees are recognized in the statement of operations as the underlying services are performed.

The Company provides medical-related claims adjudication, reconciliation and settlement services ("medical-related claim service") to customers, for which it charges fees. These fees are recognized in the statement of operations as the underlying services are performed.

Contract variations fees

The Company records additional revenue from variations to contracts for the provision of state welfare benefits, if:

- there is persuasive evidence of an agreement; and
- collectability is reasonably assumed; and
- all material terms and conditions of the agreement have been adhered to.

Hardware sales

Revenue from hardware sales is recognized when risk of loss has transferred to the customer and there are no unfulfilled Company obligations that affect the customer's final acceptance of the arrangement. Any cost of warranties and remaining obligations that are inconsequential or perfunctory are accrued when the corresponding revenue is recognized.

To the extent that sales of hardware are made in an arrangement that includes software that is more than incidental, the Company considers post-contract maintenance and technical support or other future obligations which could impact the timing and amount of revenue recognized.

Software

Revenue from licensed software is recognized on a subscription basis over the period that the client is entitled to use the license. Revenue from the sale of software is recognized if all revenue recognition criteria have been met. Post-contract maintenance and technical support in respect of software is generally negotiated and sold as a separate service and is recognized over the period such items are delivered.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Interest income

Interest income earned from micro-lending activities is recognized in the statement of operations as it falls due, using the effective interest rate method by reference to the constant interest rate stated in each loan agreement. Fees earned for establishing loans are recognized over the period of the loan as interest income.

Capital and interest that is in arrears and determined to be doubtful is provided for in full if the capital outstanding has not been insured. The Company insures against losses of capital related to certain loans. For these loans, provision is made for the amount of interest previously recognized in the statement of operations if it is determined that the interest outstanding will not be collected.

Systems implementation projects

The Company undertakes smart card system implementation projects. The hardware and software installed in these projects are in the form of customized systems, which ordinarily involve modification to meet the customer's specifications. Software delivered under such arrangements is available to the customer permanently, subject to the payment of annual license fees. Revenue for such arrangements is recognized under the percentage of completion method, save for annual license fees, which are recognized in the period to which they relate. Up-front and interim payments received are recorded as client deposits until customer acceptance.

The Company's customer arrangements may have multiple deliverables. Generally, the Company's multiple element arrangements fall within the scope of specific accounting standards that provide guidance regarding the separation of elements in multiple-deliverable arrangements and the allocation of consideration among those elements. If not, the Company unbundles multiple element arrangements into separate units of accounting when the delivered element(s) has stand-alone value and fair value of the undelivered element(s) exists.

Terminal rental income

The Company leases terminals to merchants participating in its merchant acquiring system. Operating rental income is recognized monthly on a straight-line basis in accordance with the lease agreement.

Other income

Revenue from service and maintenance activities is charged to customers on a time-and-materials basis and is recognized in the statement of operations as services are delivered to customers.

Research and development expenditure

Research and development expenditures is charged to net income in the period in which it is incurred. During the years ended June 30, 2010, 2009 and 2008, the Company incurred research and development expenditures of $7.6 million, $8.9 million and $5.7 million, respectively.

Computer software development

Product development costs in respect of software intended for sale to licensees are expensed as incurred until technological feasibility is attained. Technological feasibility is attained when the Company's software has completed system testing and has been determined to be viable for its intended use. The time between the attainment of technological feasibility and completion of software development is generally short with immaterial amounts of development costs incurred during this period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Computer software development (continued)

Costs in respect of the development of software for the Company's internal use are expensed as incurred, except to the extent that these costs are incurred during the application development stage. All other costs including those incurred in the project development and post-implementation stages are expensed as incurred.

Settlement assets and settlement obligations

Settlement assets comprise (1) cash received from the South African government that the Company holds pending disbursement to beneficiaries of social welfare grants, (2) cash received from health care plans which the Company disburses to health care service providers once it adjudicates claims and (3) cash received from customers on whose behalf the Company processes payroll payments that the Company will disburse to customer employees, payroll-related payees and other payees designated by the customer.

Settlement obligations comprise (1) amounts that the Company is obligated to disburse to beneficiaries of social welfare grants, (2) amounts which are due to health care service providers after claims have been adjudicated and reconciled, provided that the Company shall have previously received such funds from health care plan customers and (3) amounts that the Company is obligated to pay to customer employees, payroll-related payees and other payees designated by the customer.

Loan provisions and allowance for doubtful debts

UEPS-based lending

No provision is required for UEPS-based lending. The principal amount of the loan is insured and the amount due to be recovered from the insurer is recorded as a receivable once the amount is deemed unrecoverable. Default is considered when the beneficiary dies or can not be found. Once the loan is deemed unrecoverable, service fees related to the unrecoverable insured loan is not recognized.

Traditional microlending

The Company sold its traditional microlending business during fiscal 2009. Prior to disposition of this business, a specific provision was established for all traditional microlending loans where it was considered likely that all or a portion of the principal amount of the loan or interest thereon would not be repaid by the borrower. Default was considered likely after a specified period of repayment default, which was generally not more than 150 days. The provision was assessed based on a review by management of the ageing of outstanding amounts, the payment history in relation to those specific accounts and the overall default history.

Allowance for doubtful debts

A specific provision is established where it is considered likely that all or a portion of the amount due from customers renting point of sale ("POS") equipment, receiving support and maintenance or transaction services or purchasing licenses from the Company will not be recovered. Non-recoverability is assessed based on a review by management of the ageing of outstanding amounts, the location of the customer and the payment history in relation to those specific amounts.

Stock-based compensation

Stock-based compensation represents the cost related to stock-based awards granted. The Company measures stock-based compensation cost at the grant date, based on the estimated fair value of the award, and recognizes the cost as an expense on a straight-line basis (net of estimated forfeitures) over the requisite service period. In respect of awards with only service conditions that have a graded vesting schedule, the Company recognizes compensation cost on a straight-line basis over the requisite service period for the entire award. The forfeiture rate is estimated using historical trends of the number of awards forfeited prior to vesting. The expense is recorded in the statement of operations based on the recipients' respective functions.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock-based compensation (continued)

The Company records deferred tax assets for awards that result in deductions on the Company's income tax returns, based on the amount of compensation cost recognized and the Company's statutory tax rate in the jurisdiction in which it will receive a deduction. Differences between the deferred tax assets recognized for financial reporting purposes and the actual tax deduction reported on the Company's income tax return are recorded in additional paid-in capital (if the tax deduction exceeds the deferred tax asset) or in the statement of operations (if the deferred tax asset exceeds the tax deduction and no additional paid-in capital exists from previous awards).

Recent accounting pronouncements adopted

The following summary of recent accounting pronouncements reflects only the new authoritative accounting guidance issued that is relevant and applicable to the Company.

On July 1, 2009, the Financial Accounting Standards Board ("FASB") issued the FASB Accounting Standards Codification (the "Codification") as the single source of authoritative GAAP recognized by the FASB to be applied by non-governmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. Following the issue of the Codification, the FASB has issued new guidance in the form of Accounting Standards Updates. The Codification was effective for the Company from July 1, 2009. The Codification did not impact the Company's financial position or results of operations. The following summary of recent accounting pronouncements reflects only the new authoritative accounting guidance issued by FASB that is relevant and applicable to the Company.

On July 1, 2009, the Company adopted guidance issued by FASB regarding business combinations. This guidance retains the fundamental requirements on business combinations that the acquisition method of accounting (previously referred to as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. The adopted guidance requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed at the acquisition date. In addition, it also requires acquisition-related costs to be recognized separately from the business combination. The adopted guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this authoritative guidance on business combinations has not had a material effect on the Company's results of operations or financial position.

On July 1, 2009, the Company adopted guidance issued by the FASB regarding non-controlling interests. This guidance establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in de-consolidation. It clarifies that all of those transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. The adopted guidance was effective for the Company, prospectively, beginning July 1, 2009, except for the presentation and disclosure requirements which were applied retrospectively for all periods presented. Accordingly, the Company's consolidated balance sheet as of June 30, 2009, and consolidated statement of operations and cash flows for the years ended June 30, 2009 and 2008 have been revised to conform to the new presentation requirements.

On July 1, 2009, the Company adopted guidance issued by the FASB regarding unvested share-based payment awards. The guidance provides that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and, therefore, are included in computing earnings per share pursuant to the two-class method. The two-class method determines earnings per share for each class of common stock and participating securities according to dividends or dividend equivalents and their respective participation rights in undistributed earnings. The Company issued restricted stock during fiscal 2010, 2009 and 2007 and these instruments are considered participating securities as they are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. The adopted guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Prior period basic earnings per share have been retrospectively adjusted to reflect the impact of the adoption. The impact of adoption decreased previously reported basic earnings per share by $0.02 for each of the years ended June 30, 2009 and 2008, and previously reported diluted earnings per share by $0.01 for each of the years ended June 30, 2009 and 2008.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements adopted (continued)

On July 1, 2009, the Company adopted guidance issued by FASB on fair value measurements for non-financial assets and non-financial liabilities. The adoption of this authoritative guidance has not had a material effect on the Company's results of operations or financial position.

On July 1, 2009, the Company adopted guidance issued by FASB on the determination of the useful life of intangible assets. This guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The adoption of this guidance has not had a material effect on the Company's results of operations or financial position.

On October 1, 2009, the Company adopted guidance issued by the FASB which clarifies the treatment of certain distributions to shareholders that have both stock and cash components. The stock portion of such distributions is considered a share issuance that is reflected in earnings per share prospectively and is not a stock dividend. The adoption of this guidance did not have a material effect on the Company's results of operations or financial position; however, it may affect any future stock distributions.

In January 2010, the FASB issued guidance on fair value measurement and disclosures which amends existing guidance to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuance, and settlements relating to Level 3 measurements. The guidance also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. However, the final guidance does not require entities to provide sensitivity disclosures. The FASB has indicated that it will consider whether to require sensitivity disclosures jointly with the International Accounting Standards Board as part of the new convergence project on fair value measurements and disclosures. The guidance was effective for the Company for the year ended June 30, 2010. The adoption of the guidance did not impact the Company's consolidated financial position, results of operations or cash flows.

Recent accounting pronouncements not yet adopted as of June 30, 2010

In September 2009, the FASB issued guidance on revenue recognition in multiple-deliverable revenue arrangements. The guidance amends the existing guidance on allocating consideration received between the elements in a multiple-deliverable arrangement and establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence ("VSOE") if available, third-party evidence if VSOE is not available, or estimated selling price if neither VSOE nor third-party evidence is available. The guidance replaces the term "fair value" in the revenue allocation with "selling price" to clarify that the allocation of revenue is based on entity specific assumptions rather than the assumptions of a market place participant. The guidance eliminates the residual method of allocation and requires that arrangement consideration be allocated using the relative selling price method. It also significantly expands the disclosures related to a vendor's multiple-deliverable revenue arrangements. It will be effective prospectively for revenue arrangements entered into or materially modified for fiscal years beginning on or after June 15, 2010, and will therefore be adopted by the Company, effective July 1, 2010. The Company is currently evaluating the impact of adopting this guidance.

In October 2009, the FASB issued guidance which amends the scope of existing software revenue recognition accounting. Tangible products containing software components and non-software components that function together to deliver the product's essential functionality would be scoped out of the accounting guidance on software and accounted for based on other appropriate revenue recognition guidance. This guidance must be adopted in the same period that the Company adopts the amended accounting for arrangements with multiple deliverables described in the preceding paragraph and therefore will become effective for the Company for revenue arrangements entered into or materially modified on or after July 1, 2010. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the impact of the adoption of this guidance.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements not yet adopted as of June 30, 2010 (continued)

In December 2009, the FASB issued new guidance on the consolidation of variable interest entities. This guidance changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity's purpose and design and the reporting entity's ability to direct the activities of the other entity that most significantly impact the other entity's economic performance. The guidance also requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to such involvement. This guidance is effective from the first annual reporting period beginning on or after November 15, 2009, and will therefore be adopted by the Company, effective July 1, 2010. The Company is currently evaluating the impact of adopting this guidance.

In December 2009, the FASB issued new guidance issued on the accounting for transfers of financial assets. This guidance requires more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a "qualifying special-purpose entity," changes the requirements for de-recognizing financial assets, and requires additional disclosures. This guidance is effective from the first annual reporting period beginning on or after November 15, 2009, and will therefore be adopted by the Company, effective July 1, 2010. The Company is currently evaluating the impact of adopting this guidance.

In July 2010, the FASB issued amendments to the disclosure requirements about the credit quality of financing receivables and the allowance for credit losses. The purpose of the additional disclosures is to enable users of financial statements to better understand the nature of credit risk inherent in an entity's portfolio of financing receivables and how that risk is analyzed. For end of period balances, the new disclosures are required to be made in all interim and annual periods ending on or after December 15, 2010. For activity during a reporting period, the disclosures are required to be made in all interim and annual periods after January 1, 2011. These changes will not have an impact on the Company's consolidated financial results as this guidance only relates to additional disclosures.

3. ACQUISITIONS

2010 Acquisitions

MediKredit Integrated Healthcare Solutions (Proprietary) Limited ("MediKredit")

On January 1, 2010, the Company acquired 100% of MediKredit, a South African private company, for ZAR 74 million (approximately $10 million) in cash. MediKredit offers transaction processing, financial and clinical risk management solutions to both health care plans and health care service providers, primarily in South Africa. The Company believes that the acquisition of MediKredit has increased the depth and diversity of the management team with the addition of experienced executives, and provides the potential to strengthen its position as the leading independent transaction processor in South Africa and expand its offering in some of its existing markets like Ghana and Nigeria, where national health insurance schemes have been introduced and where the UEPS platform and installed card base could offer a complete national solution when combined with the MediKredit system. In addition, MediKredit provides the Company with a small, strategic entry point for the US healthcare administration market. The rapidly changing US healthcare and administration industry provides a significant opportunity for the introduction of MediKredit's technology. Finally, the Company and MediKredit both operate similar back-end systems, which require skilled developers and technicians and the addition of MediKredit would significantly broaden the Company's base of qualified development employees.

FIHRST Management Services (Proprietary) Limited business and related software (collectively "FIHRST")

On March 31, 2010, the Company acquired FIHRST, a South African business, for ZAR 70 million (approximately $9 million). The purchase consideration was paid in cash in the first week of April 2010. FIHRST offers a third-party payroll payments solution to companies in South Africa.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2010 Acquisitions (continued)

FIHRST Management Services (Proprietary) Limited business and related software (collectively "FIHRST") (continued)

The FIHRST acquisition provides the Company with access to employees of FIHRST's customers which the Company believes will provide it with the opportunity to market its range of transaction processing products and financial services, including bill payments, insurance products, prepaid utilities and third party payments to these employees. The Company will have the potential to promote its wage payment initiative by offering the employees of FIHRST customers its banking solutions through the Company's relationship with Grindrod Bank Limited. Finally, the Company and FIHRST operate on different IT platforms, which will result in additional resources with complementary IT skills. The Company may also realize IT-related cost synergies in areas such as disaster recovery and computer maintenance and support.

The preliminary purchase price allocation of the MediKredit and FIHRST acquisitions, translated at the foreign exchange rates applicable on the date of acquisition, are provided in the table below:

	MediKredit	FIHRST	Total
Cash and cash equivalents	$9,005	$77	$9,082
Accounts receivable, net	2,940	640	3,580
Property, plant and equipment	1,290	106	1,396
Intangible assets (see Note 9)	6,070	7,983	14,053
Trade and other payables	(9,931)	(337)	(10,268)
Deferred tax assets	2,718	436	3,154
Deferred tax liabilities (see Note 14)	(2,097)	(623)	(2,720)
Goodwill (see Note 9)	-	1,187	1,187
Total purchase price	$9,995	$9,469	$19,464

Pro forma results of operations have not been presented because the effect of the MediKredit and FIHRST acquisitions, individually and in the aggregate, were not material to the Company's consolidated results of operations. During the year ended June 30, 2010, the Company incurred transaction-related expenditures of $0.4 million related to these acquisitions. Such expenditures were recognized in the Company's consolidated statements of operations.

2009 Acquisitions

Net1 Universal Electronic Technologies (Austria) AG, formerly BGS Smartcard Systems AG ("Net1 UTA")

On August 27, 2008, the Company acquired 80.1% of the issued share capital of Net1 UTA for a total consideration of $101.6 million in cash and the issuance of an aggregate of 40,134 shares of Net1 common stock to certain former Net1 UTA shareholders. As described in note 19, the Company financed the cash portion of the purchase price with the proceeds of a short-term bank loan which was repaid in full on October 16, 2008. For practical purposes the acquisition date was set as August 31, 2008.

The following table sets forth the components of the purchase price for the Net1 UTA acquisition using exchange rates applicable as of August 31, 2008:

Cash paid to former Net1 UTA shareholders	$103,517
40,134 shares of Net1 common stock valued at $24.46 per share issued to certain former Net1 UTA shareholders	982
Costs directly related to the acquisition	2,915
Total purchase price	$107,414

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

3. ACQUISITIONS (continued)

2009 Acquisitions (continued)

Net1 Universal Electronic Technologies (Austria) AG, formerly BGS Smartcard Systems AG ("Net1 UTA") (continued)

The following table sets forth the allocation of the purchase price:

Cash and cash equivalents	$6,283
Accounts receivable, net	3,218
Inventory	740
Property, plant and equipment	350
Intangible assets (see Note 9)	68,859
Trade and other payables	(7,181)
Other long-term liabilities	(631)
Deferred tax assets	10,657
Deferred tax liabilities (see Note 14)	(17,214)
Minority interests	(1,838)
Goodwill (see Note 9)	44,171
Total purchase price	$107,414

RMT Systems (Pty) Limited ("RMT")

During the fourth quarter of fiscal 2009, the Company acquired all the stock of RMT, a South African private company, for a total consideration of $1.4 million in cash. RMT Systems sells prepaid electricity in the greater Cape Town area in South Africa. The Company intends to integrate this offering into its EasyPay switching offering. The balance sheet, statement of operations and cash flows of RMT are not significant to the Company.

2008 Acquisitions

None

4. PRE-FUNDED SOCIAL WELFARE GRANTS RECEIVABLE

Pre-funded social welfare grants receivable represents amounts pre-funded by the Company to certain merchants participating in the merchant acquiring system. The July 2010 payment service commenced during the last three days of June 2010 and was offered at merchant locations only.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

5. ACCOUNTS RECEIVABLE AND FINANCE LOANS RECEIVABLE, net

	2010	2009
Accounts receivable, trade, net	$31,593	$31,286
Accounts receivable, trade, gross	32,400	31,681
Allowance for doubtful accounts receivable, end of year	807	395
Allowance for doubtful accounts receivable, beginning of year re-measured at year end rates	407	262
Allowance acquired in acquisitions, re-measured at year end rates	75	-
Allowance charged to statement of operations, re-measured at year end rates	640	209
Amount utilized, re-measured at year end rates	(315)	(76)
Prepaid establishment costs related to Grindrod opportunity	385	501
Other receivables	9,876	10,688
Total accounts receivable, net	$41,854	$42,475
Finance loans receivable, net		
UEPS-based lending	$4,221	$2,560
Traditional microlending – net	-	3
Traditional microlending – gross	-	229
Allowance for doubtful microlending loans, end of year	-	226
Allowance for doubtful microlending loans, beginning of year re-measured at year end rates	234	1,017
Sale of traditional microlending business, re-measured at year end rates	4	(1,259)
Allowances charged to the statement of operations, re-measured at year end rates	(238)	468
Amounts utilized, re-measured at year end rates	-	-
Total finance loans receivable, net	$4,221	$2,563

Receivables from customers renting POS equipment from the Company are included in accounts receivable, trade, and are stated net of an allowance for certain amounts that the Company's management has identified may be unrecoverable. Accounts receivable, trade, also includes amounts due by customers from the sale of hardware, software licenses and SIM cards and provision of transaction processing services. The allowances for credit losses acquired in the MediKredit and FIHRST transactions are presented in the tables above, stated at exchange rates prevailing at June 30, 2010.

The Company has a co-operation agreement with Grindrod Bank Limited ("Grindrod") for the establishment of a retail banking division within Grindrod that will focus on deploying its wage payment solution in South Africa. Under the co-operation agreement, the Company was required to initially deposited $0.7 million to facilitate the establishment of this retail banking decision. The Company opened a bank account with Grindrod and transferred the funds and these funds are drawn down as and when required by the retail banking division. A portion of these funds have been utilized as of June 30, 2010 and 2009, and the remaining portion of these funds is $0.4 million and $0.5 million, respectively.

In March 2009, the Company sold its traditional microlending business, recognizing a loss on sale of approximately $0.7 million. Pursuant to the agreement with the purchaser the Company is responsible for the collection of loans granted prior to the sale date, and any monies collected in excess of the "Finance loans receivable, net" balance as of the effective sale date, accrue to the Company. In the quarter ended June 30, 2009, the Company collected $1.2 million which had previously been provided against. Consequently, the loss on sale was revised to a profit on sale of $0.5 million.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

6. INVENTORY

The Company's inventory comprised the following categories as of June 30, 2010 and 2009.

	2010	2009
Raw materials	$75	$153
Finished goods	3,547	7,097
	$3,622	$7,250

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS

Fair value of financial instruments

Initial recognition and measurement

Financial instruments are recognized when the Company becomes a party to the transaction. Initial measurements are at cost, which includes transaction costs subsequent to initial recognition. These instruments are measured as set out below:

Risk management

The Company seeks to reduce its exposure to currencies other than the South African rand through a policy of matching, to the extent possible, assets and liabilities denominated in those currencies. In addition, the Company uses financial instruments in order to economically hedge its exposure to exchange rate and interest rate fluctuations arising from its operations. The Company is also exposed to equity price and liquidity risks as well as credit risks.

Currency exchange risk

The Company is subject to currency exchange risk because it purchases inventories that it is required to settle in other currencies, primarily the euro and US dollar. The Company has used forward contracts in order to limit its exposure in these transactions to fluctuations in exchange rates between the South African rand, on the one hand, and the US dollar and the euro, on the other hand.

The Company's outstanding foreign exchange contracts are as follows:

As of June 30, 2010

Notional amount		Strike price		Fair market value price		Maturity
EUR	207,000	ZAR	10.1107	ZAR	9.4802	July 30, 2010
EUR	31,200	ZAR	9.5976	ZAR	9.5080	October 9, 2010

As of June 30, 2009

Notional amount		Strike price		Fair market value price		Maturity
EUR	241,500	ZAR	13.1515	ZAR	10.9967	August 14, 2009
EUR	(241,500)	ZAR	11.3691	ZAR	10.9341	July 17, 2009

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Fair value of financial instruments (continued)

Risk management (continued)

Translation risk

Translation risk relates to the risk that the Company's results of operations will vary significantly as the US dollar is its reporting currency, but it earns most of its revenues and incurs most of its expenses in ZAR. The US dollar to ZAR exchange rate has fluctuated significantly over the past two years. As exchange rates are outside the Company's control, there can be no assurance that future fluctuations will not adversely affect the Company's results of operations and financial condition.

Interest rate risk

As a result of its normal borrowing and leasing activities, the Company's operating results are exposed to fluctuations in interest rates, which it manages primarily through regular financing activities. The Company generally maintains limited investment in cash equivalents and has occasionally invested in marketable securities.

Credit risk

Credit risk relates to the risk of loss that the Company would incur as a result of non-performance by counterparties. The Company maintains credit risk policies with regard to its counterparties to minimize overall credit risk. These policies include an evaluation of a potential counterparty's financial condition, credit rating, and other credit criteria and risk mitigation tools as the Company's management deems appropriate.

With respect to credit risk on financial instruments, the Company maintains a policy of entering into such transactions only with South African and European financial institutions that have a credit rating of BBB or better, as determined by credit rating agencies such as Standard & Poor's, Moody's and Fitch Ratings.

Microlending credit risk

The Company was exposed to credit risk in its microlending activities, which provides unsecured short-term loans to qualifying customers. The Company manages this risk by assigning each prospective customer a "creditworthiness score," which takes into account a variety of factors such as employment status, salary earned, other debts and total expenditures on normal household and lifestyle expenses.

Equity Price and Liquidity Risk

Equity price risk relates to the risk of loss that the Company would incur as a result of the volatility in the exchange-traded price of equity securities that it holds and the risk that it may not be able to liquidate these securities. On March 1, 2009, the Company acquired approximately 22% of the issued share capital of Finbond Group Limited ("Finbond"), which are exchange-traded equity securities. The fair value of these securities as of June 30, 2010, represented approximately 2% of the Company's total assets, including these securities. The Company expects to hold these securities for an extended period of time and it is not concerned with short-term equity price volatility with respect to these securities provided that the underlying business, economic and management characteristics of the company remain sound. The market price of these securities may fluctuate for a variety of reasons, consequently, the amount the Company may obtain in a subsequent sale of these securities may significantly differ from the reported market value.

Liquidity risk relates to the risk of loss that the Company would incur as a result of the lack of liquidity on the exchange on which these securities are listed. The Company may not be able to sell some or all of these securities at one time, or over an extended period of time without influencing the exchange traded price, or at all.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments

Fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Company's own credit risk.

Fair value measurements and inputs are categorized into a fair value hierarchy which prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

- Level 1 – inputs are based upon unadjusted quoted prices for identical instruments traded in active markets.
- Level 2 – inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – inputs are generally unobservable and typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques.

The following section describes the valuation methodologies the Company uses to measure financial assets and liabilities at fair value.

Investments in common stock

In general, and where applicable, the Company uses quoted prices in active markets for identical assets or liabilities to determine fair value. This pricing methodology would apply to Level 1 investments. If quoted prices in active markets for identical assets or liabilities are not available to determine fair value, then the Company uses quoted prices for similar assets and liabilities or inputs other than the quoted prices that are observable either directly or indirectly. These investments would be included in Level 2 investments. In circumstances in which inputs are generally unobservable, values typically reflect management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques that include option pricing models, discounted cash flow models, and similar techniques. Investments valued using such techniques are included in Level 3 investments.

The Company's Level 3 asset represents an investment of 84,632,525 shares of common stock of Finbond. The Company's ownership interest in Finbond as of June 30, 2010, is approximately 22%. The Company has no rights to participate in the financial, operating, or governance decisions made by Finbond. The Company also has no participation on Finbond's board of directors whether through contractual agreement or otherwise. Consequently, the Company has concluded that it does not have significant influence over Finbond and therefore equity accounting is not appropriate.

Finbond's shares are traded on the JSE Limited ("JSE") and the Company has designated such shares as available for sale investments. The Company has concluded that the market for Finbond shares is not active and consequently has employed alternative valuation techniques in order to determine the fair value of such stock. Currently, the operations of Finbond include primarily mortgage brokering services, property investment and microlending. In determining the fair value of Finbond, the Company has considered amongst other things Finbond's historical financial information (including its most recent public accounts), press releases issued by Finbond and its published net asset value. The Company believes that the best indicator of fair value of Finbond is its published net asset value and has used this value to determine the fair value.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

Derivative transactions - Foreign exchange contracts

As part of the Company's risk management strategy, the Company enters into derivative transactions to mitigate exposures to foreign currencies using foreign exchange contracts. These foreign exchange contracts are over-the-counter customized derivative transactions. Substantially all of the Company's derivative exposures are with counterparties that have long-term credit ratings of BBB or better. The Company uses quoted prices in active markets for similar assets and liabilities to determine fair value. The Company has no derivatives that require fair value measurement under level 1 or 3 of the fair value hierarchy.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2010:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in common stock (available for sale assets included in OTHER LONG-TERM ASSETS)..	-	-	$7,299	$7,299
Total assets at fair value.............	-	-	$7,299	$7,299
Liabilities				
Foreign exchange contracts	-	$17	-	$17
Total liabilities at fair value	-	$17	-	$17

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2009:

	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets				
Investment in common stock (available for sale assets included in OTHER LONG-TERM ASSETS)..	-	-	$6,979	$6,979
Total assets at fair value.............	-	-	$6,979	$6,979
Liabilities				
Foreign exchange contracts	-	$2	-	$2
Total liabilities at fair value	-	$2	-	$2

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

Trade and other receivables

Trade and other receivables originated by the Company are stated at cost less allowance for doubtful debts. The fair value of trade and other receivables approximate their carrying value due to their short-term nature.

Trade and other payables

The fair values of trade and other payables approximates their carrying amounts, due to their short-term nature.

Assets and liabilities measured at fair value on a nonrecurring basis

The Company measures its equity-accounted investments at fair value on a nonrecurring basis. The Company has no liabilities that are measured at fair value on a nonrecurring basis. These equity-accounted investments are recognized at fair value when they are deemed to be other-than-temporarily impaired.

The Company reviews the carrying values of its investments when events and circumstances warrant and considers all available evidence in evaluating when declines in fair value are other-than-temporary. The fair values of the Company's investments are determined using the best information available, and may include quoted market prices, market comparables, and discounted cash flow projections. An impairment charge is recorded when the cost of the investment exceeds its fair value and the excess is determined to be other-than-temporary. The Company has not recorded any impairment charges during the reporting periods presented herein.

The Company owns 50% of the ordinary shares in, and loans extended to, each of SmartSwitch Namibia (Proprietary) Limited ("SmartSwitch Namibia") and SmartSwitch Botswana (Proprietary) Limited ("SmartSwitch Botswana"). The Company has determined that each of these entities is a VIE, as the loan to the entity represents a variable interest but that in each case, the Company is not the primary beneficiary. Therefore, the Company has not consolidated these entities and has accounted for these investments using the equity method. The interest earned by the Company on the loans to each of the entities has been eliminated. The Company also owns a 30% interest in the issued and outstanding ordinary share capital of Vietnam Payment Technologies Joint Stock Company ("VinaPay") and a 37.50% interest in the issued and outstanding ordinary share capital of VTU De Colombia S.A. ("VTU Colombia"). In February 2010, the Company's investment in VTU Colombia was diluted from 50% to 37.50% due to the admission of a new independent shareholder. The funds received from this shareholder by VTU Colombia were used to fund its continuing operations.

The Company has sold hardware, software and/or licenses to SmartSwitch Namibia and SmartSwitch Botswana and defers recognition of 50% of the net income after tax related to these sales until SmartSwitch Namibia and SmartSwitch Botswana has used the purchased asset or has sold it to a third party. The deferral of the net income after tax is shown in the Elimination column in the table below.

The functional currency of the Company's equity-accounted investments is not the US dollar and thus the investments are restated at the period end US dollar/foreign currency exchange rate with an entry against accumulated other comprehensive loss. The functional currency of SmartSwitch Namibia is the Namibian dollar, the functional currency of SmartSwitch Botswana is the Botswana pula, the functional currency of VTU Colombia is the Colombian peso and the functional currency of VinaPay is the Vietnamese dong.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

7. FAIR VALUE OF FINANCIAL INSTRUMENTS AND EQUITY-ACCOUNTED INVESTMENTS (continued)

Financial instruments (continued)

Assets and liabilities measured at fair value on a nonrecurring basis

Summarized below is the Company's interest in equity-accounted investments as of June 30, 2010 and 2009:

	Equity	Loans	Earnings (Loss)	Elimination	Total
Balance as of June 30, 2009	$3,467	$2,468	$(3,451)	$99	$2,583
(Loss) Earnings from equity-accounted investments	-	-	(271)	364	93
SmartSwitch Namibia[(1)]	-	-	40	120	160
SmartSwitch Botswana[(1)]	-	-	(194)	244	50
VTU Colombia[(1)]	-	-	24	-	24
VinaPay[(1)]	-	-	(141)	-	(141)
Foreign currency adjustment[(2)]	82	44	(183)	(21)	(78)
Balance as of June 30, 2010	$3,549	$2,512	$(3,905)	$442	$2,598

(1) – includes the recognition of realized net income.

(2) – the foreign currency adjustment represents the effects of the combined net currency fluctuations between the functional currency of the equity-accounted investments and the US dollar.

	Equity	Loans	Earnings (Loss)	Elimination	Total
Balance as of June 30, 2008	$1,984	$3,312	$(2,295)	$(316)	$2,685
Share capital acquired/ loans extended	1,423	(673)	-	-	750
Share capital acquired – VinaPay	300	-	-	-	300
Share capital acquired and loans extended – VTU Colombia	300	150	-	-	450
Loan converted to equity – SmartSwitch Namibia	823	(823)	-	-	-
(Loss) Earnings from equity-accounted investments	-	-	(1,267)	393	(874)
SmartSwitch Namibia[(1)]	-	-	(155)	160	5
SmartSwitch Botswana[(1)]	-	-	(342)	233	(109)
VTU Colombia[(1)]	-	-	(634)	-	(634)
VinaPay[(1)]	-	-	(136)	-	(136)
Foreign currency adjustment[(2)]	60	(171)	111	22	22
Balance as of June 30, 2009	$3,467	$2,468	$(3,451)	$99	$2,583

(1) – includes the recognition of realized net income.

(2) – the foreign currency adjustment represents the effects of the combined net currency fluctuations between the functional currency of the equity-accounted investments and the US dollar.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

8. PROPERTY, PLANT AND EQUIPMENT, net

	2010	2009
Cost:		
Computer equipment	$25,528	$19,495
Furniture and office equipment	6,822	5,912
Motor vehicles	7,541	7,943
Plant and equipment	2,666	2,195
	42,557	35,545
Accumulated depreciation:		
Computer equipment	21,482	15,473
Furniture and office equipment	5013	3,651
Motor vehicles	6,632	7,070
Plant and equipment	2,144	1,975
	35,271	28,169
Carrying amount:		
Computer equipment	4,046	4,022
Furniture and office equipment	1,809	2,261
Motor vehicles	909	873
Plant and equipment	522	220
	$7,286	$7,376

9. GOODWILL AND INTANGIBLE ASSETS, net

Goodwill

Summarized below is the movement in the carrying value of goodwill for the years ended June 30, 2010 and 2009:

	Carrying value
Balance as of July 1, 2008	$76,938
Acquisition of Net1 UTA as of August 31, 2008	44,171
Net1 UTA deferred tax assets recognized on acquisition not used during the year	720
Impairment of goodwill	(1,836)
Financial services segment - sale of traditional microlending business	(1,759)
Foreign currency adjustment [1]	(2,037)
Balance as of June 30, 2009	116,197
Acquisitions[2]	1,187
Impairment of goodwill	(37,378)
Foreign currency adjustment [1]	(3,660)
Balance as of June 30, 2010	$76,346

(1) – the foreign currency adjustment represents the effects of the fluctuations between the South African rand and the euro, and the US dollar on the carrying value.

(2) – represents goodwill arising from the acquisition of FIHRST and has been translated at the foreign exchange rates applicable on the date the transactions became effective.

Goodwill associated with the acquisitions of Net1 UTA and FIHRST represents the excess of cost over the fair value of acquired net assets. A portion of the goodwill related to the acquisition of Net1 UTA is tax deductible. See note 3 for the allocation of the purchase price to the fair value of acquired net assets. The goodwill associated with the acquisition of FIHRST was allocated to the transaction-based activities segment on March 31, 2010 and the goodwill associated with the acquisition of Net1 UTA was allocated to the Company's hardware, software and related technology sales segment on August 31, 2008 (see note 3).

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Goodwill (continued)

As part of the acquisition of Net1 UTA the Company recorded a deferred tax asset related to a license right for Austrian tax purposes (see note 14). Subsequent to completion of the allocation of the purchase price, the Company determined that approximately $0.7 million of this deferred tax asset would not be realized and recorded an adjustment against goodwill.

The Company assesses the carrying value of goodwill for impairment annually, or more frequently, whenever events occur and circumstances change indicating potential impairment. The Company performs its annual impairment test as at June 30 of each year. During the year ended June 30, 2010, the Company recognized an impairment loss of approximately $37.4 million related to goodwill allocated to its Hardware, software and related technology sales segment as a result of deteriorating trading conditions of this segment, particularly at Net1 UTA, and uncertainty surrounding contract finalization dates which will impact future cash flows. With regards to the latter, through the end of the third quarter of the year ended June 30, 2010, the Company expected to sign its first agreement that reflects the transformed business model for Net1 UTA during the fourth quarter of the year ended June 30, 2010. However towards the end of the year, it became clear to the Company that this project had been delayed due to key executive management changes at the Company's target customer.

In order to determine the amount of goodwill impairment, the estimated fair value of the Hardware, software and related technology sales segment was allocated to the individual fair value of the assets and liabilities of the segment as if the segment had been acquired in a business combination, which resulted in the implied fair value of the goodwill. The allocation of the fair value required the Company to make a number of assumptions and estimates about the fair value of assets and liabilities where the fair values were not readily available or observable.

A further deterioration in the Hardware, software and related technology sales segment, or in any other of the Company's businesses, may lead to additional impairments in future periods.

During the year ended June 30, 2009, the Company recognized an impairment loss of approximately $1.8 million on goodwill allocated to the Financial services segment as a result of the deteriorating trading conditions of this segment, the Company's management's strategic decision not to grow this business and the offer received for the traditional microlending business in January 2009. On March 1, 2009, the Company sold all traditional microfinance loans receivables and goodwill and received shares in Finbond as consideration.

Goodwill has been allocated to the Company's reportable segments as follows:

	2010	2009
Transaction-based activities	$37,568	$35,362
Smart card accounts	-	-
Financial services	-	-
Hardware, software and related technology sales	38,778	80,835
Total	$76,346	$116,197

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

9. GOODWILL AND INTANGIBLE ASSETS, net (continued)

Intangible assets, net

Summarized below is the fair value of intangible assets acquired, translated at the exchange rate applicable as of the relevant acquisition dates, and the weighted-average amortization period:

	Fair value as of acquisition date	Weighted-Average Amortization period (in years)
Finite-lived intangible asset:		
FIHRST customer relationships	$1,804	10
Net1 UTA customer relationships	68,859	7
FIHRST software and unpatented technology	6,179	3
MediKredit software and unpatented technology	5,249	3
MediKredit customer database	$821	3

The Company recognized a deferred tax asset of approximately $0.4 million related to the acquisition of the FIHRST software and a deferred tax liability of approximately $2.7 million related to the MediKredit and the remaining FIHRST intangible assets.

Summarized below is the carrying value and accumulated amortization of intangible assets as of June 30, 2010 and 2009:

	As of June 30, 2010			As of June 30, 2009		
	Gross carrying value	Accumulated amortization	Net carrying value	Gross carrying value	Accumulated amortization	Net carrying value
Finite-lived intangible assets:						
Customer relationships(1)	$77,452	$(22,519)	$54,933	$83,824	$(12,306)	$71,518
Software and unpatented technology(1)	11,047	(1,343)	9,704	10,079	(10,079)	-
FTS patent	5,007	(4,880)	127	4,861	(4,333)	528
Exclusive licenses	4,506	(3,941)	565	4,506	(3,293)	1,213
Trademarks	3,766	(1,411)	2,355	3,656	(1,025)	2,631
Customer database	795	(132)	663	-	-	-
Total finite-lived intangible assets	$102,573	$(34,226)	$68,347	$106,926	$(31,036)	$75,890

(1) Includes the customer relationships and software and unpatented technology acquired as part of the MediKredit and FIHRST acquisitions.

Amortization expense charged for the years to June 30, 2010, 2009 and 2008 was $15.2 million, $13.4 million, and $6.7 million, respectively.

Future estimated annual amortization expense for the next five fiscal years, assuming exchange rates prevailing on June 30, 2010, is presented in the table below. Actual amortization expense in future periods could differ from this estimate as a result of acquisitions, changes in useful lives, exchange rate fluctuations and other relevant factors.

2011	$14,335
2012	13,772
2013	12,296
2014	9,825
2015	$9,825

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

10. OTHER PAYABLES

	2010	2009
Participating merchants settlement obligation	$19,200	$23,368
Payroll-related payables	1,446	1,300
Accruals	7,378	4,985
Value-added tax payable	2,160	2,027
Other	8,772	17,958
Provisions	11,899	11,816
	$50,855	$61,454

11. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS

The Company's balance sheet as of June 30, 2010 and 2009, respectively, reflects one class of equity, namely common stock. From fiscal 2004 to fiscal 2008 the Company's balance sheet reflected two classes of equity - common stock and linked units. The linked units were created in June 2004 in connection with the acquisition of Net 1 Applied Technology Holdings Limited ("Aplitec"). Effective October 2008, the linked units (which included a right to Net1 special convertible preferred stock as well as B Class preference shares and B Class loans of a Net1 subsidiary) were all converted to common stock as a result of the listing of Net1's common stock on the JSE and the linked units no longer exist.

Common stock

Holders of shares of Net1's common stock are entitled to receive dividends and other distributions when declared by Net1's board of directors out of funds available. Payment of dividends and distributions is subject to certain restrictions under the Florida Business Corporation Act, including the requirement that after making any distribution Net1 must be able to meet its debts as they become due in the usual course of its business.

Upon voluntary or involuntary liquidation, dissolution or winding up of Net1, holders of common stock share ratably in the assets remaining after payments to creditors and provision for the preference of any preferred stock according to its terms. There are no pre-emptive or other subscription rights, conversion rights or redemption or scheduled installment payment provisions relating to shares of common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

Each holder of common stock is entitled to one vote per share for the election of directors and for all other matters to be voted on by shareholders. Holders of common stock may not cumulate their votes in the election of directors, and are entitled to share equally and ratably in the dividends that may be declared by the board of directors, but only after payment of dividends required to be paid on outstanding shares of preferred stock according to its terms. The shares of Net1 common stock are not subject to redemption.

Common stock repurchases

On July 28, 2009, the Company repurchased an aggregate of 9,221,526 shares of its common stock from two shareholders, who originally acquired their shares in connection with the Aplitec transaction. The purchase price was $13.50 (ZAR 105.98) per share and was paid from the Company's cash reserves in ZAR for an aggregate purchase price of $124.5 million (ZAR 977.3 million).

In February 2010 and in May 2010, the Company's Board of Directors authorized the repurchase of up to $50 million of the Company's common stock, for a total of $100 million. The authorization does not have an expiration date.

The share repurchase authorization will be used at management's discretion, subject to limitations imposed by SEC Rule 10b-18 and other legal requirements and subject to price and other internal limitations established by the Board. Repurchases will be funded from the Company's available cash. Share repurchases may be made through open market purchases, privately negotiated transactions, or both. There can be no assurance that the Company will purchase any shares or any particular number of shares.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

11. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Common stock repurchases (continued)

The authorization may be suspended, terminated or modified at any time for any reason, including market conditions, the cost of repurchasing shares, liquidity and other factors that management deems appropriate. The Company did not repurchase any of its shares during the year ended June 30, 2010 under this authorization.

In November 2008, the Company's board approved the repurchase of up to $50 million of common stock. The Company repurchased 3,621,247 shares during the year ended June 30, 2009, for approximately $40.7 million.

In May 2007, the Company's board approved the repurchase of up to $50 million of common stock at any time and from time to time through June 30, 2008. The Company did not repurchase any of its shares during the year ended June 30, 2008.

Linked units

The equity instruments described below relate to the linked units which were converted to common stock in October 2008. The linked units comprised the following instruments which were linked and could not be traded separately:

- a right to special convertible preferred stock,
- B Class preference shares in Net1 Applied Technologies South Africa Limited ("New Aplitec"), and
- B Class loans issued by New Aplitec.

Although the linked units included certain instruments (the B Class preference shares and the B Class loans) that were legally equity of a subsidiary of Net1, they were treated as equity of Net1 until October 2008 and recorded as part of shareholders' equity in the Company's consolidated financial statements, in recognition of their substance, which was economically equivalent to that of common stock.

The B Class loans referred to above were not considered to be a liability as New Aplitec did not have an obligation to transfer assets to its shareholders in respect of the loans. In addition, any distributions relating to the loans were solely at the discretion of New Aplitec.

Voting rights – Holders of shares of special convertible preferred stock had the same voting rights as holders of common stock. Therefore, a linked unit-holder was able to vote on the same matters as a holder of common stock, including the selection of directors, corporate decisions submitted to shareholder vote, and decisions regarding distribution of earnings. In addition, the special convertible preferred stock did not provide any additional rights with respect to control of Net1 not shared by holders of common stock.

Dividend rights – Holders of common stock and linked units had similar rights to the distribution of Net1's earnings.

Liquidation rights – In the event of a liquidation of Net1 or New Aplitec, the linked units would have been automatically convertible into common stock of Net1, thereby allowing a linked unit holder to have identical liquidation rights to a holder of common stock in the event of liquidation.

Sale rights – A linked unit holder could only dispose of its interest in Net1 by 1) converting the linked units into common stock and 2) selling the common stock on the open market. Therefore, a holder of the linked units received the same risk and rewards in market price fluctuation as a common stockholder of Net1.

11. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Linked units (continued)

Special convertible preferred stock

The special convertible preferred stock ranked, on parity, without preference and priority, with Net1's common stock with respect to dividend rights (except as described below) or rights upon liquidation, dissolution or winding-up of Net1. The special convertible preferred stock was junior in preference and priority to each other class or series of preferred stock or other equity security of Net1 under terms which may have been determined by the board of directors to expressly provide that such other security rank senior in preference or priority to the special convertible preferred stock with respect to dividend rights or rights upon liquidation, dissolution or winding-up of Net1.

So long as any shares of special convertible preferred stock were outstanding, Net1's board was required to determine immediately prior to the declaration of any dividend or distribution (i) the portion, if any, of Net1's assets available for such dividend of distribution that was attributable to funds or assets from New Aplitec, regardless of the manner received (the "South African Amount") and (ii) the portion of such funds or assets that was not from New Aplitec (the "Non-South African Amount"). The South African Amount would not include amounts received from New Aplitec due to its liquidation, distribution or dividend after insolvency or winding up.

So long as any shares of special convertible preferred stock were outstanding, (i) any dividends or distributions by Net1's board of Non-South African Amounts would have to be paid *pro rata* to all holders of common stock and special convertible preferred stock and (ii) and dividends or distributions by Net1's board of South African Amounts could be paid only to holders of common stock. Net1's board had complete discretion to declare a dividend or distribution with respect to South African Amounts or Non-South African Amounts.

So long as any shares of special convertible preferred stock were outstanding, (i) any dividends or distributions by Net1's board of Non-South African Amounts would have to be paid *pro rata* to all holders of common stock and special convertible preferred stock and (ii) and dividends or distributions by Net1's board of South African Amounts could be paid only to holders of common stock. Net1's board had complete discretion to declare a dividend or distribution with respect to South African Amounts or Non-South African Amounts.

In the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of Net1, all outstanding shares of special convertible preferred stock would automatically convert and holders of such stock will be entitled to receive *pari passu* with holders of common stock, any assets of Net1 distributed for the benefit of its shareholders.

Holders of special convertible preferred stock had the right to receive notice of, attend, speak and vote at meetings of Net1's shareholders, and were entitled to vote on all matters on which holders of common stock are entitled to vote. Each holder of special convertible preferred stock present in person, or the person representing such holder, was entitled to a number of votes equal to the number of shares of common stock that would be have been issued upon conversion of the special convertible preferred stock held by such holder on the record date.

B class preference shares

Net1 owns 100% of the A class common stock in issue of New Aplitec. In addition, until October 2008, Net1 owned 100% of the A class loans in issue of New Aplitec. The B class preference shares and A class loans were repaid in October 2008. The B class preference shares ranked *pari passu* with the New Aplitec A class stock in respect of participation in dividends and return of capital prior to winding-up of New Aplitec. The B class preference shares would not, however, participate in dividends or a return of capital on a winding-up of New Aplitec for any reason. However, the unit holders would have participated, as the B class preference stock would have automatically converted into Company common stock on a winding-up of New Aplitec. The B class preference shares could not be sold or transferred other than to Net1 pursuant to the occurrence of a trigger event. Therefore, the B class preference shares, the B class loans and the rights to receive Company special convertible preferred stock are linked together and cannot be traded separately.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

11. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Linked units (continued)

B class preference shares (continued)

The holders of B class preference shares would have only been entitled to vote on matters which directly affect the rights attaching to the B class preference shares. At every general meeting of New Aplitec at which more than one class of shareholders were present and entitled to vote, unit holders of the South African Trust which in turn held the B class preference shares, would have been entitled, upon a poll, to that proportion of the total votes in New Aplitec which the aggregate number of B class preference shares held bore to the aggregate number of all shares entitled to be voted at such meeting (provided that no resolution for the declaration of a dividend or for the disposal of any intellectual property of New Aplitec would be passed unless unit holders representing 50.1% of the B class preference shares present at the meeting in person or represented by proxy vote in favor of such resolution).

B class loans

The B class loans were unsecured and repayable as and when directed by the board of directors of New Aplitec provided that no capital may be repaid until at least 30 days have lapsed from the date of drawdown of the loans, and subject to South African Exchange Control approval. The B class loans were repaid in October 2008. The loans bore interest at such rates as may have been determined by the board of directors of New Aplitec at the beginning of each year, but could not be more than the prime rate as quoted by Standard Bank of South Africa Limited from time to time. Interest, if so declared by the board of directors of New Aplitec, would be payable by New Aplitec semi-annually in arrears.

Conversion of special convertible preferred stock to common stock

Special convertible preferred stock were convertible into shares of common stock on a one-for-one basis upon the occurrence of a trigger event. With each converted share of special convertible preferred stock that is converted, Net1 received:

- 7.368421056 B class preference shares; and
- such holder's interest in the New Aplitec B loan accounts.

Upon conversion, all rights with respect to shares for special convertible preferred stock ceased. Converted shares were cancelled and had the status of authorized but unissued preferred stock, without designation as to series until such shares are once more designated as part of a particular series by the board of directors.

During the year ended June 30, 2009, 4,882,429 shares of special convertible preferred stock were converted to common stock. The trigger event that gave rise to these conversions was the listing on the JSE Limited and requests by linked unit-holders to sell and/or convert 35,975,818 linked units during the year ended June 30, 2009. The net result of these conversions was that 35,975,818 B class preference shares and B class loans were ceded to Net1 during the year ended June 30, 2009, which converted 4,882,429 shares of special convertible preferred stock to 4,882,429 shares of common stock in return for the ownership of 35,975,818 B class preference shares and B class loans. As a result of the conversion, the number of outstanding shares of common stock has increased by 4,882,429 and the number of outstanding shares of special convertible preferred stock has decreased by 4,882,429. In addition, as a result of the conversion, Net1 owned all of the 236,977,187 B class preference shares and B class loans.

On October 16, 2008, New Aplitec repaid the A and B class loans to Net1 and acquired the B class preference shares from Net1 for a total of approximately $84.7 million (ZAR 847.4 million at the negotiated $:ZAR exchange rate on October 16, 2008). As a result, as of October 16, 2008, the only class of shares that New Aplitec has in issue are the A class ordinary shares, all of which are owned by Net1.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

11. CAPITAL STRUCTURE AND CREDITOR RIGHTS ATTACHED TO THE B CLASS LOANS (continued)

Linked units (continued)

Conversion of special convertible preferred stock to common stock (continued)

During the year ended June 30, 2008, 773,681 shares of special convertible preferred stock were converted to common stock. The trigger events that gave rise to these conversions were requests by linked unit-holders to sell and/or convert 5,700,807 linked units during year ended June 30, 2008. The net result of these conversions was that 5,700,807 B class preference shares and B class loans were ceded to Net1 during the year ended June 30, 2008, which converted 773,681 shares of special convertible preferred stock to 773,681 common stock in return for the ownership of the 5,700,807 B class preferred shares and B class loans. As a result of the conversion, the number of outstanding shares of common stock has increased by 773,681 and the number of outstanding shares of special convertible preferred stock has decreased by 773,681. In addition, as a consequence of the conversion, at June 30, 2008, Net1 owned 201,001,369 B class preferred shares and B class loans. The reduction in the B class preference shares from $0.007 million to $0.006 million is due to the cession to Net1 of the B class preference shares as a result of the trigger events.

12. REVENUE

	2010	2009	2008
Sale of goods – comprising mainly hardware and software sales	$36,228	$47,003	$39,021
Loan-based interest and fees received	4,214	5,659	8,585
Services rendered – comprising mainly fees and commissions and contract variation fees	239,922	194,160	206,450
	$280,364	$246,822	$254,056

During the years ended June 30, 2010 and 2009, the Company did not recognize any revenue using the percentage of completion method.

System implementation revenue, arising from the contract with the Central Bank of Ghana, amounted to $14.2 million for the year ended June 30, 2008. System implementation revenue is recognized using the percentage of completion method. Sale of goods – comprising mainly hardware and software sales for the year ended June 30, 2008, includes approximately $7.2 million related to hardware sales. Services rendered – comprising mainly fees and commissions and contract variation fees for the year ended June 30, 2008, includes approximately $7.0 million related to services rendered which is primarily software customization services performed.

13. STOCK-BASED COMPENSATION

Amended and Restated 2004 Stock Incentive Plan

The Company's Amended and Restated 2004 Stock Incentive Plan (the "Plan") has been approved by its shareholders. No evergreen provisions are included in the Plan. This means that the maximum number of shares issuable under the Plan is fixed and cannot be increased without shareholder approval, the plan expires by its terms upon a specified date, and no new stock options are awarded automatically upon exercise of an outstanding stock option. Shareholder approval is required for the repricing of awards or the implementation of any award exchange program. The Plan permits Net1 to grant to its employees, directors and consultants incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, performance-based awards and other awards based on its common stock. The Remuneration Committee of the Company's board of directors administers the Plan.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

13. STOCK-BASED COMPENSATION (continued)

Amended and Restated 2004 Stock Incentive Plan (continued)

On November 25, 2009, the Company's shareholders approved an increase in the number of shares of common stock that may be issued under the plan by 2,800,000 shares. The adjusted total number of shares of common stock issuable under the Plan is 8,552,580. The maximum number of shares for which awards, other than performance-based awards, may be granted in any combination during a calendar year to any participant is 569,120. The maximum limits on performance-based awards that any participant may be granted during a calendar year are 569,120 shares subject to stock option awards and $20 million with respect to awards other than stock options. Shares that are subject to awards which terminate or lapse without the payment of consideration may be granted again under the Plan. Shares delivered to the Company as part or full payment for the exercise of an option or to satisfy withholding obligations upon the exercise of an option may be granted again under the Plan in the Remuneration Committee's discretion. No awards may be granted under the Plan after June 7, 2019, but awards granted on or before such date may extend to later dates.

Options

General Terms of Awards

Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and expire 10 years after the date of grant. The options generally become exercisable in accordance with a vesting schedule ratably over a period of five years from the date of grant. The Company issues new shares to satisfy stock option award exercises but may also use treasury shares.

Valuation Assumptions

The fair value of each option is estimated on the date of grant using the Cox Ross Rubinstein binomial model that uses the assumptions noted in the following table. The estimated expected volatility is calculated based on the volatilities of similar listed companies within the payment processing industry. The Company has estimated an annual forfeiture rate of 7.50% based on historic employee behavior under similar awards granted pursuant to the Plan. No stock options were granted during the years ended June 30, 2010 and 2008. The table below presents the range of assumptions used to value options granted during the years ended June 30, 2009:

	2009
Expected volatility	30 – 45%
Expected dividends	0%
Expected life (in years)	2 – 6
Risk-free rate	2.0 – 4.5%

Restricted Stock

General Terms of Awards

Shares of restricted stock are considered to be non-vested equity shares. Restricted stock generally vests ratably over a three year period, with vesting conditioned upon the recipient's continuous service through the applicable vesting date and under certain circumstances, the achievement of certain performance targets, as described below.

Restricted stock awarded to non-employee directors of the Company vests ratably over a three year period. In addition, until 11 months after the restricted stock become vested and nonforfeitable, the shares may not be sold, assigned, transferred, pledged, hypothecated, exchanged, or disposed of in any way (whether by operation of law or otherwise). If a recipient ceases to be a member of the Board of Directors for any reason, all shares of his restricted stock that are not then vested and nonforfeitable will be immediately forfeited and transferred to the Company for no consideration.

The Company issues new shares to satisfy restricted stock awards.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

13. STOCK-BASED COMPENSATION (continued)

Restricted Stock (continued)

Valuation Assumptions

The fair value of restricted stock is based on the closing price of the Company's stock quoted on The Nasdaq Global Select Market on the date of grant.

Performance Conditions - Restricted Stock Granted in August 2007

In August 2007, the Remuneration Committee of the Board of Directors of the Company approved an award of 591,500 shares of restricted stock to executive officers and other employees of the Company.

The awards provide for vesting of one-third of the award shares on each of September 1, 2009, 2010 and 2011, conditioned upon each recipient's continuous service through the applicable vesting date and the Company achieving the financial performance target for that vesting date. Specifically, the financial performance targets were a 20% increase, compounded annually, in fundamental diluted earnings per share (expressed in South African rand) ("Fundamental EPS") above Fundamental EPS for the fiscal year ended June 30, 2007. For award shares vesting prior to September 1, 2009, the annual required increase in the case of Dr. Belamant and Mr. Kotze was 25% rather than 20%. On November 5, 2009, the Company's board of directors, on the recommendation of the Remuneration Committee, determined that the annual required target for Dr. Belamant and Mr. Kotze be 20%, effective immediately, to be consistent with the terms of the restricted stock awards granted to other employees. There were no other amendments to the terms of the restricted stock awards. For the purpose of the restricted stock granted in August 2007, Fundamental EPS is calculated by adjusting GAAP diluted earnings per share (as reflected in the Company's audited consolidated financial statements) to exclude the effects related to the amortization of intangible assets, stock-based compensation charges, one-time, large, unusual expenses as determined at the discretion of the Remuneration Committee, and assuming a constant tax rate of 30%. If Fundamental EPS for the specified fiscal year does not equal or exceed the Fundamental EPS target for such year, no award shares will become vested or nonforfeitable on the corresponding vesting date but are available to become vested and nonforfeitable as of a subsequent vesting date if the Fundamental EPS target for a subsequent fiscal year is met; provided that the recipient's service continues through such subsequent vesting date. Any outstanding award shares that have not become vested and nonforfeitable as of September 1, 2011, will be forfeited by the recipient on September 1, 2011 and transferred to the Company for no consideration.

Stock Appreciation Rights

The Remuneration Committee also may grant stock appreciation rights, either singly or in tandem with underlying stock options. Stock appreciation rights entitle the holder upon exercise to receive an amount in any combination of cash or shares of common stock (as determined by the Remuneration Committee) equal in value to the excess of the fair market value of the shares covered by the right over the grant price. No stock appreciation rights have been granted.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

13. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity

Options

The following table summarizes stock option activity for the years ended June 30, 2010, 2009 and 2008:

	Number of shares	Weighted average exercise price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($'000)	Weighted Average Grant Date Fair Value ($'000)
Outstanding – July 1, 2007	1,374,543	$16.30	8.20	10,840	-
Exercised	(324,542)	-	-	7,320	-
Forfeitures	(96,623)	-	-	-	-
Outstanding – June 30, 2008	953,378	$18.20	7.40	5,813	-
Options granted under Plan	1,120,000	$18.81	10.00	-	$5,786
Exercised	(84,414)	-	-	1,731	-
Forfeitures	(91,970)	-	-	-	-
Outstanding – June 30, 2009	1,896,994	$19.03	8.30	1,576	-
Exercised	(83,338)	-	-	1,667	-
Outstanding – June 30, 2010	1,813,656	$19.76	7.41	585	-
Exercisable	873,613	$20.86	6.7	473	

During each of the years ended June 30, 2010, 2009 and 2008, approximately 374,000, 264,000 and 430,000, stock options became exercisable, respectively.

Options granted to certain employees on August 24, 2006, were automatically exercised on May 8, 2008, as the employees did not provide the Company with an automatic exercise waiver notice. In accordance with the terms of the option agreements, 6,448 shares were withheld from these employees to settle the exercise price. These 6,448 shares are reflected as treasury shares and 1,951 of these shares are available for future grants under the Plan.

During the years ended June 30, 2010, 2009 and 2008, respectively, the Company received approximately $0.7 million, $0.3 million and $2.3 million from stock option exercises and approximately $0, $0.003 million and $0.5 million from repayment of stock option-related loans.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

13. STOCK-BASED COMPENSATION (continued)

Stock option and restricted stock activity (continued)

Restricted stock .

The following table summarizes restricted stock activity for the years ended June 30, 2010, 2009 and 2008:

	Number of Shares of Restricted Stock	Weighted Average Grant Date Fair Value ($'000)
Non-vested – July 1, 2007	-	-
Granted – August 2007	591,500	13,569
Granted – February 2008	3,282	85
Non-vested – June 30, 2008	594,782	-
Granted – August 2008	3,474	85
Vested	(1,094)	-
Non-vested – June 30, 2009	597,162	-
Granted – August 2009	10,098	185
Vested	(199,432)	3,800
Non-vested – June 30, 2010	407,828	-

Stock-based compensation charge and unrecognized compensation cost

The Company has recorded a net stock compensation charge of $5.7 million, $5.0 million and $4.0 million for the year ended June, 2010, 2009 and 2008, respectively, which comprised:

	Total charge (reversal)	Allocated to cost of goods sold, IT processing, servicing and support	Allocated to selling, general and administration
Year ended June 30, 2010			
Stock-based compensation charge	$5,670	$202	$5,468
Total – year ended June 30, 2010	$5,670	$202	$5,468
Year ended June 30, 2009			
Stock-based compensation charge	$5,239	$240	$4,999
Benefit of stock compensation charge related to options forfeited	(213)	(109)	(104)
Total – year ended June 30, 2009	$5,026	$131	$4,895
Year ended June 30, 2008			
Stock-based compensation charge	$4,257	$319	$3,938
Benefit of stock compensation charge related to options forfeited	(286)	(147)	(139)
Total – year ended June 30, 2008	$3,971	$172	$3,799

The stock compensation charge and benefit have been allocated to cost of goods sold, IT processing, servicing and support and selling, general and administration based on the allocation of the cash compensation paid to the employees.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

13. STOCK-BASED COMPENSATION (continued)

Stock-based compensation charge and unrecognized compensation cost (continued)

As of June 30, 2010, the total unrecognized compensation cost related to stock options was approximately $4.6 million, which the Company expects to recognize over approximately four years. As of June 30, 2010, the total unrecognized compensation cost related to restricted stock awards was approximately $4.1 million, which the Company expects to recognize over approximately two years. As of June 30, 2010, interest due from employees related to loans extended to fund stock option exercises was approximately $0.01 million.

Tax consequences

There are no tax consequences related to options and restricted stock granted to employees of Company subsidiaries incorporated in South Africa, Austria and Russia. The Company has recorded a deferred tax asset of approximately $0.7 million and $0.6 million, respectively, for the years ended June 30, 2010 and 2009, related to the stock-based compensation charge recognized related to employees of Net1 as it is able to deduct the difference between the market value on date of exercise by the option recipient and the exercise price from income subject to taxation in the United States.

14. INCOME TAXES

Income tax provision

The table below presents the components of income before income taxes as of June 30, 2010, 2009 and 2008:

	2010	2009	2008
South Africa	$136,197	$143,680	$126,439
United States	(6,909)	(31,048)	1,459
Other	(50,408)	18,288	(1,790)
Income before income taxes	$78,880	$130,920	$126,108

Presented below is the provision for income taxes by location of the taxing jurisdiction for each of the years ended June 30:

	2010	2009	2008
Current income tax	$109,669	$83,756	$45,520
South Africa	47,225	50,092	44,330
United States (1)	62,443	33,009	1,190
Other	1	655	-
Deferred taxation charge (benefit)	(2,770)	(1,460)	(931)
South Africa	(441)	(916)	(1,056)
United States	(1,236)	928	(61)
Other	(1,093)	(1,472)	186
Change in tax rate	-	(3,003)	(5,397)
Foreign tax credits generated – United States (1)	(66,077)	(36,549)	-
Income tax provision	$40,822	$42,744	$39,192

(1) Balances for the year ended June 30, 2009, have been re-presented, with a reduction in both Current income tax – United States and Foreign tax credits generated – United States of $16,533. This re-presentation has no impact on the income tax expense or on net income for the Company.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. INCOME TAXES (continued)

Income tax provision (continued)

A reconciliation of income taxes, calculated at the fully distributed South African income tax rate to the Company's effective tax rate, for the years ended June 30, 2010, 2009 and 2008 is as follows:

	2010	2009	2008
Income tax rate reconciliation			
Income taxes at fully distributed South African tax rates	34.55%	34.55%	35.45%
Permanent items	21.69%	1.60%	0.02%
Foreign tax credits	(82.70)%	(40.09)%	-%
Taxation on deemed dividends in the United States	85.60%	41.58%	-%
Movement in valuation allowance	(5.02)%	(0.41)%	(0.11)%
Prior year adjustments	(2.37)%	(2.28)%	-%
Change in tax rate	-%	(2.29)%	(4.28)%
Income tax provision	51.75%	32.66%	31.08%

There were no changes to the enacted tax rate in the year ended June 30, 2010. On July 22, 2008 a change in the corporate rate of taxation for South African companies was promulgated reducing the enacted tax rate to 34.55% for the year ended June 30, 2009. On January 8, 2008, the Revenue Laws Second Amendment Act (Act 36 of 2007) ("Revenue Laws Act"), was promulgated in South Africa. The Revenue Laws Act included legislation to reduce the rate of STC from 12.50% to 10.00%, effective October 1, 2007 which resulted in an enacted tax rate of 35.45% for the year ended June 30, 2008.

The permanent item relates principally to impairment of goodwill which is not deductible for tax purposes.

Net1 included actual and deemed dividends received from New Aplitec in its year ended June 30, 2010, taxation computation. Net1 applied net operating losses against this income. Net1 generated foreign tax credits as a result of the inclusion of the dividends in its taxable income. Net1 has applied certain of these foreign tax credits against its current income tax provision for the year ended June 30, 2010.

Deferred tax assets and liabilities

Deferred income taxes reflect the temporary differences between the amounts at which assets and liabilities are recorded for financial reporting purposes and the amounts utilized for tax purposes. The primary components of the temporary differences that gave rise to the Company's deferred tax assets and liabilities as at June 30, and their classification, were as follows:

	2010	2009
Total deferred tax assets		
Net operating loss carryforwards	$7,376	$2,837
Provisions and accruals	2,340	1,941
FTS patent	1,764	1,834
Intangible assets	20,728	25,825
Foreign tax credits (1)	16,278	21,308
Other	2,297	3,136
Total deferred tax assets before valuation allowance	50,783	56,881
Valuation allowances (1)	(26,412)	(34,309)
Total deferred tax assets, net of valuation allowance	$24,371	$22,572

(1) Balances as at June 30, 2009, have been re-presented, with an increase of $16,553 in both Foreign tax credits and Valuation allowance. This re-presentation has no impact on the Total deferred tax assets, net of valuation allowance.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. INCOME TAXES (continued)

Deferred tax assets and liabilities (continued)

	2010	2009
Total deferred tax liabilities:		
Intangible assets	$17,614	$20,518
STC liability, net of STC credits	28,998	31,381
Other	287	128
Total deferred tax liabilities	46,899	52,027
Reported as		
Current deferred tax assets	16,330	12,282
Long term deferred tax liabilities	38,858	41,737
Net deferred income tax liabilities	$22,528	$29,455

Increase in total deferred tax assets – net operating loss carryforwards

Included in total deferred tax assets – net operating loss carryforwards are net operating losses generated by MediKredit prior to acquisition. The MediKredit net deferred tax asset recognized on acquisition was $2.6 million, at exchange rates prevailing at year end. During the year ended June 30, 2010, the Company utilized approximately $0.9 million, at exchange rates prevailing at year end, of this deferred tax asset. Net operating loss carryforwards also includes $2.3 million related to Net1 UTA, refer discussion below under "Decrease in total deferred tax assets – intangible assets".

Decrease in total deferred tax assets – intangible assets

Included in total deferred tax assets – intangible assets as of June 30, 2010, is an intangible asset related to license rights in Net1 UTA. These license rights are termed software for Austrian tax purposes and were valued for Austrian tax purposes based on previous license payments at €50.76 million in June 2006. The Company expects to amortize the license rights in its tax returns over a period of 15 years. Any unused amounts are not carried forward to the subsequent year of assessment. During the years ended June 30, 2010 and 2009, Net1 UTA utilized approximately $0.8 million and $0.7 million, respectively, of these license rights against its taxable income and in 2010 expensed $0.8 million of the unutilized deferred tax asset and in 2009 reversed $0.7 million of the deferred tax asset against goodwill. In addition, during the year ended June 30, 2010, the Company provided an additional valuation allowance of $0.5 million against this deferred tax asset. As of June 30, 2010, the gross carrying value of this deferred tax asset is approximately $11.4 million and the net amount is $2.6 million.

Net1 Applied Technologies Austria GmbH ("Net1Austria") generated tax deductible goodwill related to the acquisition of Net1 UTA in August 2008 of $4.2 million, net of a valuation allowance of $8.4 million, at exchange rates prevailing as of August 31, 2008. Under Austrian tax law Net1Austria can deduct up to 50% of the goodwill recognized, as defined under Austrian tax law, over a period of 15 years. Unused amounts are carried forward to subsequent years of assessment and are included in net operating loss carryforwards. During the year ended June 30, 2010, approximately $5.6 million was available for deduction against Net1 Austria taxable income. This amount was not used during the year ended June 30, 2010 and has been included in net operating loss carryforwards. As of June 30, 2009, the gross value of this goodwill deferred tax asset was approximately $9.1 million and the net amount was $2.1 million.

Decrease in total deferred tax liabilities – intangible assets

Deferred tax liabilities – intangible assets have decreased during the year ended June 30, 2010 primarily as a result of the amortization of the underlying assets during the year.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. INCOME TAXES (continued)

Deferred tax assets and liabilities (continued)

Decrease in total deferred tax liabilities – STC liability, net of STC credits

Deferred tax liabilities – STC liability, net of STC credits have decreased during the year ended June 30, 2010, primarily as a result of payments of STC during the year resulting from the distribution of dividends by New Aplitec exceeding the STC liability recognized during the year resulting from net income generated by the Company's South African subsidiaries.

Valuation allowance

At June 30, 2010, the Company had deferred tax assets of $24.4 million (2009: $22.6 million), net of the valuation allowance. Management believes, based on the weight of available positive and negative evidence it is more likely than not that the Company will realize the benefits of these deductible differences, net of the valuation allowance. However, the amount of the deferred tax asset considered realizable could be adjusted in the future if estimates of taxable income are revised.

At June 30, 2010, the Company had a valuation allowance of $31.9 million (2009: $21.4 million) to reduce its deferred tax assets to estimated realizable value. The valuation allowances at June 30, 2010 and 2009, relate to net operating loss carryforwards (2010: $3.2 million, 2009: $1.7 million), the FTS patent (2010: $0.4 million, 2009: $0.8 million), intangible assets including tax deductible goodwill (2010: $15.8 million, 2009: $17.5 million), foreign tax credits (2010: $7.0 million, 2009: $0 million) and other (2010: $0 million, 2009: $1.4 million).

Net operating loss carryforwards and foreign tax credits

United States

As of June 30, 2010, Net1 had net operating loss carryforwards that will expire, if unused, as follows:

Year of expiration	**US net operating loss carry forwards**
2023	$272
2024	4,532
	$4,804

During the years ended June 30, 2010 and 2009, Net1 generated additional foreign tax credits related to the cash dividends received and deemed dividend for tax reporting purposes. Net1 has unused net foreign tax credits of $9.2 million as of June 30, 2010, which its management believes will be utilized in future periods. The unused foreign tax credits generated expire after ten years in 2020 and 2019.

South Africa and Austria

Net operating losses incurred in South Africa generally expire if a company does not trade during the year. In South Africa, the subsidiary companies that incurred the losses are currently trading and will continue to trade for the foreseeable future. Net operating losses incurred in Austria generally do not expire.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

14. INCOME TAXES (continued)

Uncertain tax positions

As of June 30, 2010 and 2009, respectively the Company has unrecognized tax benefits of $1.5 million and $1.1 million, all of which would impact the Company's effective tax rate. The Company files income tax returns mainly in South Africa, Austria, the Russian Federation and in the US federal jurisdiction. As of June 30, 2010, the Company's South African subsidiaries are no longer subject to income tax examination by the South African Revenue Service for periods before June 30, 2006. The Company is subject to income tax in other jurisdictions outside South Africa, none of which are individually material to its financial position, statement of cash flows, or results of operations. The Company does not expect the change related to unrecognized tax benefits will have a significant impact on its results of operations or financial position in the next 12 months.

The Company increased its unrecognized tax benefits by $0.4 million during the year ended June 30, 2010. The following is a reconciliation of the total amounts of unrecognized tax benefits for the year ended June 30, 2010 and 2009:

	2010	2009
Unrecognized tax benefits - opening balance	$1,060	$813
Gross increases - tax positions in current period	368	510
Lapse of statute limitations	-	(272)
Foreign currency adjustment	32	9
Unrecognized tax benefits - closing balance	$1,460	$1,060

As of each of June 30, 2010 and 2009, the Company had accrued interest related to uncertain tax positions of approximately $0.1 million on its balance sheet.

15. EARNINGS PER SHARE

The entire consolidated net income of the Company was attributable to the shareholders of the Company comprising both the holders of Net1 common stock and the holders of linked units prior to the Company's listing on the JSE in October 2008. As discussed in note 11, all of the remaining linked unit holders converted their linked units to common stock as a result of listing of all of the Company's common stock on the JSE and the linked units had the same rights and entitlements as those attached to common stock. As a result of the conversion of all the linked units, the entire consolidated net income of the Company is attributable to the holders of Net1 common stock.

As the linked units owned by holders were exchangeable for special convertible preferred stock at the ratio of 7.37:1, which was then converted to common stock at the ratio of 1:1, the basic earnings per share for the year ended June 30, 2008, for the common stock and linked units are the same and is calculated by dividing the net income by the combined number (2008: 57.2 million) of weighted average common stock (2008: 52.3 million) and special convertible preferred stock (2008: 4.9 million) in issue.

Basic earnings per share include restricted stock awards that meet the definition of a "participating security". Restricted stock awards are eligible to receive non-forfeitable dividend equivalents at the same rate as common stock. Basic earnings per share have been calculated using the two-class method and basic earnings per share for the years ended June 30, 2010, 2009 and 2008, reflects only undistributed earnings. Basic earnings per shares for the years ended June 30, 2009 and 2008, respectively, have been retrospectively adjusted to include participating securities in the weighted average number of outstanding shares of common stock as their rights to participate in undistributed earnings are identical to those of common stock.

Diluted earnings per share has been calculated to give effect to the number of additional common stock/ linked units that would have been outstanding if the potential dilutive instruments had been issued in each period. The calculation of diluted earnings per share includes the dilutive effect of a portion of the restricted stock awards granted to employees in August 2007 as these restricted stock awards are considered contingently issuable shares for the purposes of the diluted earnings per share calculation and the vesting conditions in respect of a portion of the awards had been satisfied. The vesting conditions are discussed in note 13 – Stock-based compensation.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

15. EARNINGS PER SHARE (continued)

The weighted average number of outstanding shares presented below includes the common stock as well as the special convertible preferred stock, as the holders of special convertible preferred stock had the same rights and entitlements as those attached to the common stock.

The following tables detail the weighted average number of outstanding shares used for the calculation of earnings per share as of June 30, 2010, 2009 and 2008:

	2010	2009[(1)]	2008[(1)]
	'000	'000	'000
Weighted average number of outstanding shares of common stock and linked units– basic	46,245	56,552	57,698
Weighted average effect of dilutive securities: employee stock options	190	187	480
Weighted average number of outstanding shares of common stock and linked units – diluted	46,435	56,739	58,178

(1) the weighted average number of outstanding shares have been retrospectively adjusted as discussed above.

16. SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow information:

The following table presents the supplemental cash flow disclosures for the years ended June 30, 2010, 2009 and 2008:

	2010	2009	2008
Cash received from interest	$10,294	$20,375	$27,366
Cash paid for interest	$747	$7,982	$11,255
Cash paid for income taxes	$54,143	$52,520	$35,384

Financing activities

Treasury shares, at cost presented on the Company's consolidated balance sheet as of June 30, 2009, includes 93,372 shares of the Company's common stock acquired for approximately $1.3 million which were paid for on July 1, 2009. The liability for this payment was included in accounts payable on the Company's consolidated balance sheet as of June 30, 2009.

As discussed in Note 13, during the year ended June 30, 2008, the Company acquired 6,448 of the Company's common stock at $24.00 from employees exercising stock options as a result of net share exercises under the terms of the option agreements. These shares are included in the share count and amount reflected as treasury shares issued on the consolidated balance sheet as of June 30, 2008.

17. OPERATING SEGMENTS

The Company discloses segment information as reflected in the management information systems reports that its chief operating decision makers use in making decisions and to report certain entity-wide disclosures about products and services, major customers, and the countries in which the entity holds material assets or reports material revenues.

The Company currently has four reportable segments: Transaction-based activities, Smart card accounts, Financial services and Hardware, software and related technology sales. Each segment, other than the Hardware, software and related technology sales segment, operates mainly within South Africa. The Company's reportable segments offer different products and services and require different resources and marketing strategies and share the Company's assets.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. OPERATING SEGMENTS (continued)

The Transaction-based activities segment currently consists mainly of a state pension and welfare benefit distribution service provided to the South African government, transaction processing for retailers, utilities, medical-related claim service customers and banks and transaction fees generated from UEPS-enabled smartcards used in Iraq. Fee income is earned based on the number of beneficiaries included in the government pay-file as well as from merchants and card holders using the Company's merchant retail application. In addition, utility providers and banks are charged a fee for transaction processing services performed on their behalf at retailers. This segment has individually significant customers that each provides more than 10% of the total revenue of the Company. For the year ended June 30, 2010, there were three such customers, providing 29%, 17% and 11% of total revenue (2009: two such customers, providing 31% and 15% of total revenue; 2008: three such customers, providing 31%, 16% and 10% of total revenue). The MediKredit and FIHRST businesses have been allocated to the Transaction-based activities segment and are more fully described in note 3.

The Smart card accounts segment derives revenue from the provision of smart card accounts, as a fixed monthly fee per card is charged for the maintenance of these accounts.

The Financial services segment provides short-term loans as a principal and life insurance products on an agency basis and generates interest income and initiation and services fees. Interest income is recognized in the consolidated statement of operations as it falls due, using the interest method by reference to the constant interest rate stated in each loan agreement. The Company sold its traditional microlending business included in this segment on March 1, 2009. In addition, the Company recorded a goodwill impairment of $1.8 million which was allocated to the Financial services segment during the year ended June 30, 2009. From March 1, 2009, the Financial services segment comprised only the Company's UEPS-based microlending business.

The Hardware, software and related technology sales segment markets, sells and implements the UEPS as well as develops and provides Prism secure transaction technology, solutions and services. From September 1, 2008, the segment includes the operations of Net1 UTA, which comprise mainly hardware sales and licenses of the DUET system. The segment undertakes smart card system implementation projects, delivering hardware, software and business solutions in the form of customized systems. Sales of hardware, SIM cards, cryptography services, SIM card licenses and other software licenses are recorded within this segment. This segment also generates rental income from hardware provided to merchants enrolled in the Company's merchant retail application. Sales to SmartSwitch Nigeria Limited and the related taxation implications are not reflected in revenue to external customers, operating income, income taxation expense or net income after taxation presented in the tables below. The impairment loss of approximately $37.4 million discussed in note 9 is included in the results of this operating segment during the year ended June 30, 2010.

Corporate/Eliminations includes the Company's head office cost centers in addition to the elimination of inter-segment transactions.

The Company evaluates segment performance based on operating income. The following tables summarize segment information which is prepared in accordance with GAAP:

	June 30,		
	2010	2009	2008
Revenues			
Transaction-based activities	$191,362	$148,399	$153,444
Smart card accounts	31,971	29,576	35,914
Financial services	4,023	5,430	8,251
Hardware, software and related technology sales	53,008	63,417	56,447
Total	280,364	246,822	254,056
Inter-company Revenues			
Transaction-based activities	3,837	3,499	4,243
Smart card accounts	-	-	-
Financial services	-	-	-
Hardware, software and related technology sales	1,892	2,557	1,107
Total	$5,729	$6,056	$5,350

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. OPERATING SEGMENTS (continued)

	June 30,		
	2010	2009	2008
Operating income			
Transaction-based activities	$106,036	$83,509	$84,229
Smart card accounts	14,532	13,442	16,325
Financial services	2,881	(34)	1,935
Hardware, software and related technology sales	(42,524)	5,498	11,708
Corporate/ Eliminations	(11,114)	(8,980)	(3,811)
Total	69,811	93,435	110,386
Interest earned			
Transaction-based activities	-	-	-
Smart card accounts	-	-	-
Financial services	-	-	-
Hardware, software and related technology sales	-	-	-
Corporate/ Eliminations	10,116	20,290	27,411
Total	10,116	20,290	27,411
Interest expense			
Transaction-based activities	981	7,368	11,590
Smart card accounts	-	-	-
Financial services	1	-	-
Hardware, software and related technology sales	5	197	79
Corporate/ Eliminations	60	1,897	20
Total	1,047	9,462	11,689
Depreciation and amortization			
Transaction-based activities	6,714	4,461	4,755
Smart card accounts	-	-	-
Financial services	510	434	434
Hardware, software and related technology sales	10,978	11,020	4,312
Corporate/ Eliminations	1,146	1,167	1,321
Total	19,348	17,082	10,822
Income taxation expense			
Transaction-based activities	29,713	21,966	21,512
Smart card accounts	4,068	3,764	4,735
Financial services	806	702	559
Hardware, software and related technology sales	684	1,547	3,809
Corporate/ Eliminations	5,551	14,765	8,577
Total	40,822	42,744	39,192
Net income			
Transaction-based activities	75,536	54,179	51,942
Smart card accounts	10,465	9,678	11,592
Financial services	2,073	(711)	1,371
Hardware, software and related technology sales	(43,405)	3,905	7,797
Corporate/ Eliminations	(5,679)	19,550	13,993
Total	$38,990	$86,601	$86,695

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

17. OPERATING SEGMENTS (continued)

	June 30,		
	2010	2009	2008
Expenditures for long-lived assets			
Transaction-based activities	$2,177	$3,161	$2,774
Smart card accounts	-	-	-
Financial services	302	751	562
Hardware, software and related technology sales	251	858	227
Corporate/ Eliminations	-	-	-
Total	$2,730	$4,770	$3,563

The segment information as reviewed by the chief operating decision maker does not include a measure of segment assets per segment as all of the significant assets are used in the operations of all, rather than any one, of the segments. The Company does not have dedicated assets assigned to a particular operating segment. Accordingly, it is not meaningful to attempt an arbitrary allocation and segment asset allocation is therefore not presented.

It is impractical to disclose revenues from external customers for each product and service or each group of similar products and services.

Geographic Information

Revenues based on the geographic location from which the sale originated for the years ended June 30, are presented in the table below:

	2010	2009	2008
South Africa	$267,478	$220,408	$238,905
Europe	12,301	19,560	-
Rest of world	585	6,854	15,151
Total	$280,364	$246,822	$254,056

18. COMMITMENTS AND CONTINGENCIES

Operating lease commitments

The Company leases certain premises. At June 30, 2010, the future minimum payments under operating leases consist of:

Due within 1 year	$3,349
Due within 2 years	2,083
Due within 3 years	1,173
Due within 4 years	890
Due within 5 years	$-

Operating lease payments related to the premises and equipment were $5.2 million, $4.1 million and $4.2 million, respectively, for the years ended June 2010, 2009 and 2008, respectively.

Capital commitments

As of June 30, 2010 and 2009, the Company had outstanding capital commitments of approximately $0.02 million and $0.04 million, respectively.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

18. COMMITMENTS AND CONTINGENCIES (continued)

Purchase obligations

As of June 30, 2010 and 2009, the Company had purchase obligations totaling $3.1 million and $1.1 million, respectively.

Contingencies

The Company is subject to a variety of insignificant claims and suits that arise from time to time in the ordinary course of business.

Management currently believes that the resolution of these matters, individually or in the aggregate, will not have a material adverse impact on the Company's financial position, results of operations and cash flows.

19. SHORT-TERM FACILITIES

As of June 30, 2010, the Company had a short-term facility in South African Rand of approximately $32.7 million, translated at exchange rates applicable as of June 30, 2010, with Nedbank Limited ("Nedbank"). As of June 30, 2010 the overdraft rate on this facility was 8.85%. Certain of the Company's South African subsidiaries have provided a cross deed of suretyship whereby each of these companies has bound itself as surety and co-principal debtor with each other for the fulfillment of each other's obligations under the facility. These South African subsidiaries have agreed that any debit and credit bank account balances with Nedbank may be set off against each other. Certain South African subsidiaries have ceded trade receivables with an aggregate value of approximately $20.5 million, translated at exchange rates applicable as of June 30, 2010, as security for the facility as well as the Company's investment in Cash Paymaster Services (Proprietary) Limited, a wholly owned South African subsidiary. As of June 30, 2010, the Company had utilized none of its South African short-term facility.

In addition, Net1 UTA had short-term facilities of approximately $1.2 million, translated at exchange rates applicable as of June 30, 2010, with each of two of Austria's largest banks. These facilities are available to the Company. The interest rate applicable to these short-term facilities is negotiated when the facilities are utilized. As of June 30, 2010, the Company had utilized none of its Austrian short-term facilities.

Management believes that the Company's current short-term facilities are sufficient in order to meet its future obligations as they arise.

Short-term loan facility obtained to fund the Net1 UTA acquisition

In 2009, the Company obtained a $110 million six month bank loan facility to fund the cash portion of the purchase price for the Net1 UTA acquisition. The Company was entitled to settle the full facility at any time during the six month period without incurring a prepayment penalty. During the year ended June 30, 2009, the Company utilized approximately $103 million of this facility to pay the cash portion of the purchase price, the $1.1 million facility fee and transaction-related costs. The interest rate charged on this facility was LIBOR plus 2.50%.

In 2009, the Company pledged $25 million of its US dollar-denominated cash reserves and the A class shares and B class shares it owned in New Aplitec, as collateral security for the bank loan. The Company paid the lender an upfront facility fee of $1.1 million which was amortized over the period that the loan was outstanding. Included in interest income, net for year ended June 30, 2009, is $1.1 million related to the facility fee. On October 16, 2008, the Company used internally generated funds to repay the loan in full and all collateral security arrangements were terminated.

(All amounts stated in thousands of United States Dollars, unless otherwise stated)

20. RELATED PARTY TRANSACTIONS

During the year end June 30, 2010, the Company engaged the services of PBel (Pty) Ltd ("PBEL") to perform software development services, primarily software utilized on mobile phones and by cash-accepting kiosks. All software developed is the Company's property. PBEL is jointly owned by Dr. Belamant and his son. The PBEL transaction was approved by the Company's Audit Committee and thus Dr. Belamant did not participate in the Board's decision to engage PBEL. During the year ended June 30, 2010, the Company paid PBEL approximately $0.2 million for software development services.

A South African trust was created in connection with the Aplitec transaction to hold the linked units. As described in note 11, as of October 16, 2008, the linked units ceased to exist. The Company did not have any interests in the trust nor did it have any involvement in the day-to-day operations of the trust. The Company paid the expenses of the trust which comprised mainly the administrative costs related to the conversion by linked unit holders to Net1 common stock. During the years ended June 30, 2009 and 2008, these expenses were approximately $0.03 million and $0.1 million, respectively. In August 2009, the trustee of the trust received written confirmation from the Master of the Court that the trust had been deregistered.

21. FOREIGN EXCHANGE GAIN RELATED TO SHORT-TERM INVESTMENT

The Company entered into an asset swap arrangement (in the form of a $110 million 32-day call account instrument) in order to facilitate the short-term loan facility described in note 19, however this asset swap arrangement was not linked to the loan facility and did not require redemption on the same date as the repayment of the loan facility. The Company earned interest at a rate of one month US dollar London Interbank Offered Rate ("LIBOR") plus 0.25% on this instrument. The Company gave a call notice to the obligor on September 10, 2008, and the capital of $110 million (or ZAR 1,100.7 million) and interest on this instrument was repaid on October 16, 2008. The Company has realized a foreign exchange gain of approximately $26.7 million for the year ended June 30, 2009. No hedge accounting was applied.

22. COSTS RELATED TO JSE LISTING

The Company completed its inward listing, a secondary listing, on the JSE in South Africa on October 8, 2008. The Company did not issue any additional shares in connection with the listing, however, the listing did result in a trigger event which converted all of the Company's special convertible preferred stock to common stock (see note 11). The Company's selling, general and administration expense includes the costs incurred related to the listing on the JSE.

The table below presents the costs incurred in connection with JSE listing during the year ended June 30, 2009:

	June 30, 2009
Advisory fee to sponsor	$122
Legal fees	174
Regulatory and filing fees	93
Printing	47
Accounting fees	27
Other	32
Total costs related to JSE listing	$495

23. UNAUDITED QUARTERLY RESULTS

The following tables contain selected unaudited consolidated statements of (loss) income for each quarter of fiscal 2010 and 2009:

	Three months ended				
	Jun 30, 2010	Mar 31, 2010	Dec 31, 2009	Sep 30, 2009	Total YTD
	(In thousands except per share data)				
Revenue	$68,695	$72,291	$73,864	$65,514	$280,364
Operating (loss) income	(12,835)	26,859	29,419	26,368	69,811
Net (loss) income attributable to Net1	$(17,007)	$18,772	$19,284	$17,941	$38,990
(Loss) Earnings per share					
Basic (loss) earnings per share, in $	(0.37)	0.41	0.43	0.37	0.84
Diluted (loss) earnings per share, in $	(0.37)	0.41	0.42	0.37	0.84

	Three months ended				
	Jun 30, 2009	Mar 31, 2009	Dec 31, 2008	Sep 30, 2008	Total YTD
	(In thousands except per share data)				
Revenue	$61,621	$55,878	$61,388	$67,935	$246,822
Operating income	22,479	20,873	22,805	27,278	93,435
Net income attributable to Net1	$18,216	$14,379	$27,762	$26,244	$86,601
Earnings per share					
Basic earnings per share, in $	0.33	0.26	0.49	0.45	1.53
Diluted earnings per share, in $	0.33	0.26	0.49	0.45	1.53

24. SUBSEQUENT EVENTS

On August 24, 2010, the Company entered into a new service level agreement with the South African Social Security Agency ("SASSA") which replaces its previous SASSA contract that expired on June 30, 2010. The new agreement is retroactively effective from July 1, 2010 and expires on March 31, 2011. Under the new contract, the Company will continue to provide its social welfare grants distribution service to SASSA in five of South Africa's nine provinces. As was the case with the Company's previous contact with SASSA the new contract contains a standard pricing formula for all provinces based on a transaction fee per beneficiary paid, regardless of the number or amount of grants paid per beneficiary, calculated on a guaranteed minimum number of beneficiaries per month. However, the new contract provides for a reduction in both the level of the transaction fee per beneficiary paid and the guaranteed minimum number of beneficiaries. Because the Company continues to derive a substantial percentage of its revenues from the SASSA contract, it expects that the terms of the new contract will materially reduce its revenues, operating income, net income and cash flow for the year ended June 30, 2011.

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Net 1 UEPS Technologies, Inc.
P O Box 2424, Parklands, 2121, South Africa
Tel: + 27 11 343 2000 Fax: +27 11 880 7080
Web: www.net1.com